    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1999

                                                      REGISTRATION NO. 333-89813
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                               HOTJOBS.COM, LTD.

             (Exact Name of Registrant as Specified in its Charter)

               DELAWARE                                  7361                                 13-3931821
   (State or Other Jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    Incorporation or Organization)           Classification Code Number)                Identification Number)

                            ------------------------

                       24 WEST 40TH STREET, 14(TH) FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 302-0060
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                         ------------------------------

                             MR. RICHARD S. JOHNSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               HOTJOBS.COM, LTD.
                       24 WEST 40TH STREET, 14(TH) FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 302-0060
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                         ------------------------------

                                   Copies to:

       ALEXANDER D. LYNCH, ESQ.                  ANDREW M. TUCKER, ESQ.
    BROBECK, PHLEGER & HARRISON LLP                   SHAW PITTMAN
       1633 BROADWAY, 47TH FLOOR                1676 INTERNATIONAL DRIVE
          NEW YORK, NY 10019                        MCLEAN, VA 22102
            (212) 581-1600                           (703) 790-7900

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR DOES IT SEEK OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 1999

  [LOGO]
 3,000,000 SHARES
 COMMON STOCK

  We are offering 3,000,000 shares of common stock.

  Our common stock is quoted on the Nasdaq National Market under the symbol HOTJ. On October 26, 1999, the last reported sale price of our common stock was $25.00 per share.

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                        PROCEEDS,
                                                                  UNDERWRITING          BEFORE
                                             PRICE TO             DISCOUNTS AND         EXPENSES,
                                             PUBLIC               COMMISSIONS           TO HOTJOBS
  Per Share                                  $                    $                     $
  Total                                      $                    $                     $

  The underwriters may also purchase from HotJobs.com up to an additional 450,000 shares of common stock within 30 days from the date of this prospectus to cover over-allotments.

 DEUTSCHE BANC ALEX. BROWN

          ROBERTSON STEPHENS

                       SG COWEN

                               THOMAS WEISEL PARTNERS LLC

  THE DATE OF THIS PROSPECTUS IS          , 1999

                          INSIDE FRONT COVER - ARTWORK

Text: HotJobs.com is an Internet employment exchange. By preventing headhunters from using our system, www.hotjobs.com provides an uncluttered direct connection between employers and job seeking professionals. Privacy and control features for the 'casual job seeker' and back-end functionality for the busy corporate recruiter increase recruiting efficiency and lower cost.

Graphic: Home page screen shot of www.hotjobs.com.

Text: Softshoe is a web-based, enterprise-wide application designed to manage and streamline a company's entire recruitment process from job creation to completed hire.

Graphic: Home page screen shot of www.softshoe.com.

Text: WorkWorld career expos, our local, highly targeted, physical job fairs, are fully integrated into the www.hotjobs.com system.

Graphic: Home page screen shot of www.workworld.com.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF PURCHASING OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS." REFERENCES IN THIS PROSPECTUS TO "WE," "OUR" AND "US" REFER TO HOTJOBS.COM, LTD.

                               HOTJOBS.COM, LTD.

OUR BUSINESS

    We are a leading Internet-based recruiting solutions company. Our suite of services leverages the Internet to provide a direct exchange of information between job seekers and employers. We developed these services based on our experience in the recruiting industry and our in-depth understanding of the needs of job seekers and employers. By solving many of the problems associated with traditional recruiting methods, we allow employers to more effectively manage their recruiting processes to save time and money. According to an August 1999 survey conducted by Opinion Research Corporation International, HotJobs.com was the sixth most-recognized e-commerce brand among U.S. adults. Over 2,500 member employers with more than 3,000 recruiter Web stations subscribe to our online employment exchange, WWW.HOTJOBS.COM. Our member employers include:
Amazon.com, Inc., America Online, Inc., CNBC, Drugstore.com, Inc., Hewlett-Packard Company, The Home Depot, Inc., Intel Corporation, Merck & Co., Inc., Microsoft Corporation, Nike, Inc. and The Walt Disney Company.

    The majority of our revenues are recurring and are primarily derived from employer memberships to our online employment exchange, WWW.HOTJOBS.COM. Our employment exchange allows member employers to access our database of over 540,000 job seekers and provides member employers with the tools to post, track and manage job openings in a real-time environment. We allow job seekers to identify, research, apply to and evaluate job opportunities, while enabling them to prevent unwanted access to their resumes. Headhunters are prohibited from using our employment exchange, ensuring direct contact between job seekers and member employers.

    We also provide employers with additional recruiting solutions such as our proprietary Softshoe recruiting software, our WorkWorld job fairs and online advertising and consulting services. Softshoe is a private label job board and applicant tracking system that enables companies to define, manage and analyze their recruiting practices and share relevant recruiting information across their organizations. Our Softshoe customers include: Coors Brewing Company, DoubleClick, Inc., Ford Motor Company, Humana Inc., Lucent Technologies, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc. and Tricon Global Restaurants, Inc. Our WorkWorld job fairs integrate with WWW.HOTJOBS.COM, enabling job seekers and employers to interact online in addition to providing direct physical interaction at the job fair.

    Revenues from our services have grown rapidly, primarily driven by increased employer memberships to our WWW.HOTJOBS.COM employment exchange. Our revenues increased from approximately $397,000 for the period ended December 31, 1997, to approximately $3.5 million for the fiscal year ended December 31, 1998. Our revenues for the nine months ended September 30, 1999 were approximately
$12.1 million.

OUR MARKET OPPORTUNITY

    According to industry sources, businesses in the U.S. spent in excess of $13 billion in 1997 to hire new employees by advertising job openings in newspapers and by hiring headhunters.

We believe that factors such as the increasing labor shortage and employee turnover are forcing employers to increase spending for recruiting efforts in order to maintain and grow their workforce. Prior to the advent of the Internet, companies relied on traditional recruiting methods including newspaper advertisements and headhunters. The emergence of the Internet has created an opportunity to connect job seekers and employers more efficiently and cost effectively when compared to traditional recruiting methods. We believe that most of the advantages offered by Internet technology have not been fully applied to the recruiting market. We believe that an opportunity exists for HotJobs.com to become the leader in online recruiting solutions.

OUR SOLUTION

    We believe that traditional recruiting methods are expensive and relatively slow, and that our solution is more comprehensive and efficient than other online recruiting services. Our solution:

    - offers job seekers, free of charge, detailed and current information on a large and growing list of employers and job openings and value-added tools to help job seekers plan, execute, monitor and control their job searches;

    - ensures privacy by allowing job seekers to restrict employers from reviewing their resumes;

    - excludes headhunters to ensure a direct exchange of information between job seekers and employers;

    - combines our WWW.HOTJOBS.COM employment exchange, Softshoe recruiting software and WorkWorld job fairs to enable employers to reach job seekers through multiple channels; and

    - offers employers workflow management tools to streamline the recruiting process.

OUR STRATEGY

    Our objective is to become the leading provider of online recruiting services worldwide. Key elements of our strategy include:

    - build global brand awareness;

    - accelerate new subscriber growth;

    - continue to enhance site functionality and features;

    - expand our relationship with employers;

    - provide additional career channels in specific fields;

    - expand international operations; and

    - pursue strategic acquisitions.

RECENT DEVELOPMENTS

    On October 21, 1999, we announced our unaudited results for the three months ended September 30, 1999. Revenues for that period increased to $5.6 million, a 393% increase over our revenues of $1.1 million for the three months ended September 30, 1998, and a 49% increase over our revenues of $3.8 million for the three months ended June 30, 1999. Revenues for the nine months ended
September 30, 1999 increased to $12.1 million, a 441% increase over our revenues of $2.2 million for the corresponding period in 1998.

    For the three months ended September 30, 1999, our net loss was $7.9 million as compared to a net loss of $281,000 for the corresponding period in 1998. Our pro forma net loss for the three months ended September 30, 1999 was $0.28 per basic and diluted share, excluding the effects of a non-cash compensation charge and a non-cash beneficial conversion feature related to the issuance of our Series A Preferred Stock in May 1999, compared to a net loss of $0.01 per share for the corresponding period in 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our pro forma net loss for the nine months ended September 30, 1999 was $0.54 per basic and diluted share, excluding the effects of the non-cash compensation charge and the beneficial conversion feature, compared to a net loss of $0.06 per share for the corresponding period in 1998.

    Our net loss for the three months ended September 30, 1999 was $1.00 per basic and diluted share, compared to a net loss per share of $0.01 for the corresponding period in 1998. We reported a net loss for the nine months ended September 30, 1999 of $1.37 per basic and diluted share, compared to a net loss per share of $0.06 for the corresponding period in 1998. The reported net loss per basic and diluted share in 1999 includes the effects of the non-cash compensation charge and the non-cash beneficial conversion feature described above.

CORPORATE INFORMATION

    We were incorporated in Delaware on February 20, 1997 as Hot Jobs, Inc. We changed our name to HotJobs.com, Ltd. on September 23, 1998. Our principal executive offices are located at 24 West 40th Street, 14th Floor, New York, New York 10018. Our telephone number at that location is (212) 302-0060 and our Website address is WWW.HOTJOBS.COM. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING

Common stock offered by us...................  3,000,000 shares

Common stock to be outstanding after the
  offering...................................  30,248,419 shares

Use of proceeds..............................  For general corporate purposes, including increasing our sales and marketing efforts; developing our
                                               infrastructure, products and services; obtaining
                                               additional office space; hiring additional personnel;
                                               and possible acquisitions. See "Use of Proceeds."

Nasdaq National Market symbol................  HOTJ

    The foregoing information is based on the shares outstanding as of September 30, 1999. The total number of shares that we assume will be outstanding after the offering:

    - excludes 2,657,000 shares reserved for future grants under our 1999 Stock Option/Stock Issuance Plan;

    - excludes 250,000 shares reserved for future issuances under our Employee Stock Purchase Plan; and

    - excludes 5,785,200 shares of common stock issuable at a weighted average exercise price of approximately $3.37 per share upon exercise of stock options outstanding at September 30, 1999, 3,150,300 of which are currently exercisable.

    See "Capitalization" for information with respect to our capitalization as of June 30, 1999, our pro forma financial information and our pro forma financial information as adjusted to reflect our capitalization after this offering.

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES:

    - THE COMPLETION OF A 24-FOR-ONE STOCK SPLIT IN CONNECTION WITH OUR INITIAL PUBLIC OFFERING; AND

    - NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

    Softshoe-Registered Trademark- is a registered trademark of HotJobs.com, Ltd. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following table sets forth certain summary financial data for HotJobs.com. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                PERIOD FROM
                                                FEBRUARY 20,
                                              1997 (INCEPTION)                       SIX MONTHS ENDED
                                                     TO           YEAR ENDED             JUNE 30,
                                                DECEMBER 31,     DECEMBER 31,   --------------------------
                                                    1997             1998           1998          1999
                                              ----------------   ------------   ------------   -----------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Revenues:
  Service fees..............................     $       361     $     3,038    $        974   $     4,805
  Software license fees.....................              23             225              96           161
  Job fair fees.............................              --              --              --           530
  Other.....................................              13             249              20           938
                                                 -----------     -----------    ------------   -----------
      Total revenues........................             397           3,512           1,090         6,434
 Cost of revenues...........................              12             505             167         1,232
                                                 -----------     -----------    ------------   -----------
      Gross profit..........................             385           3,007             923         5,202
 Operating expenses:
  Product development.......................             174             474             202           344
  Sales and marketing.......................             431           3,085           1,153         7,260
  General and administrative................             725           1,642             554         2,494
  Non-cash compensation.....................              --              --              --           165
                                                 -----------     -----------    ------------   -----------
      Total operating expenses..............           1,330           5,201           1,909        10,263
                                                 -----------     -----------    ------------   -----------
        Loss from operations................            (945)         (2,194)           (986)       (5,061)
 Net interest expense.......................              --             (63)            (12)          (55)
                                                 -----------     -----------    ------------   -----------
        Net loss............................     $      (945)    $    (2,257)   $       (998)  $    (5,116)
                                                 ===========     ===========    ============   ===========
 Deemed dividend attributable to issuance of
  convertible preferred stock...............              --              --              --           566
                                                 -----------     -----------    ------------   -----------
 Net loss attributable to common
  stockholders..............................     $      (945)    $    (2,257)   $       (998)  $    (5,682)
                                                 ===========     ===========    ============   ===========
 Basic and diluted net loss per common
  share.....................................     $     (0.04)    $     (0.11)   $      (0.05)  $     (0.28)
                                                 ===========     ===========    ============   ===========
 Weighted average shares outstanding used in
  basic and diluted net loss per common
  share calculation.........................      21,300,000      21,044,184      21,224,840    20,223,315
                                                 ===========     ===========    ============   ===========

                                                                          JUNE 30, 1999
                                                              -------------------------------------
                                                                            PRO        PRO FORMA
                                                               ACTUAL    FORMA(1)    AS ADJUSTED(2)
                                                              --------   ---------   --------------
                                                                           (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 9,181     $32,463       $102,826
  Working capital...........................................    6,555      29,837        100,200
  Total assets..............................................   15,703      38,985        109,348
  Obligations under capital leases, excluding current
    installments............................................      320         320            320
  Total stockholders' equity................................    7,706      31,554        101,917

--------------------------
(1) Pro forma information gives effect to the automatic conversion of all of the outstanding Series A Preferred Stock into 3,934,019 shares of common stock in connection with our initial public offering and our sale of 3,350,000 shares of common stock in our initial public offering.

(2) Pro forma as adjusted information gives effect to our sale of 3,000,000 shares in this offering at an assumed public offering price of $25.00 per share, based on the last reported sales price of our common stock on the Nasdaq National Market on October 26, 1999, less the underwriters' discounts and commissions and estimated expenses of the offering.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THIS CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

          RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

WE HAVE A LIMITED OPERATING HISTORY SO IT WILL BE DIFFICULT FOR YOU TO EVALUATE AN INVESTMENT IN OUR COMPANY.

    We were incorporated and began generating revenues in February 1997. Accordingly, we have only a limited operating history for you to evaluate an investment in our company. As a new company, we face risks and uncertainties relating to our ability to successfully implement our strategy. You must consider the risks, expenses and uncertainties that an early stage company like ours faces. If we cannot address these risks and uncertainties or are unable to execute our strategy, our company may not be successful, which could reduce the value of your investment.

WE HAVE NOT BEEN PROFITABLE, AND WE EXPECT OUR LOSSES TO CONTINUE.

    We have never been profitable. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to achieve or sustain profitability. In this case, the value of your investment could be reduced. For the year ended December 31, 1998, we incurred net losses from operations of approximately $2.2 million. For the six months ended June 30, 1999, we incurred net losses from operations of approximately $5.1 million. As of June 30, 1999, we had an accumulated deficit of approximately $8.3 million. We expect to continue to lose money in the foreseeable future because we anticipate incurring significant expenses in connection with building awareness of HotJobs.com and improving our products and services. We forecast our future expense levels based on our operating plans and our estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing, and products and technology efforts or to otherwise increase our financial commitment to creating and maintaining brand awareness or developing our products.

YOU SHOULD NOT RELY ON OUR QUARTERLY OPERATING RESULTS AS AN INDICATION OF OUR FUTURE RESULTS BECAUSE THEY ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS. FLUCTUATIONS IN OUR OPERATING RESULTS OR THE FAILURE OF OUR OPERATING RESULTS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

    Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. Fluctuations in our quarterly operating results could cause our stock price to decline.

    You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

    - mismatches between resource allocation and consumer demand due to difficulties in predicting consumer demand in a new market;

    - the demand for and acceptance of our Website, products, product enhancements and services;

    - the timing, amount and mix of subscription, license and service payments;

    - changes in general economic conditions, such as recessions, that could affect recruiting efforts generally and online recruiting efforts in particular;

    - the magnitude and timing of marketing initiatives;

    - the maintenance and development of our strategic relationships;

    - the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;

    - the attraction and retention of key personnel;

    - our ability to manage our anticipated growth and expansion;

    - our ability to attract qualified job seekers; and

    - technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically.

    As a result of the factors listed above and because the online recruiting market is new and it is difficult to predict customer demand, it is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. This could cause our stock price to decline. In addition, we plan to significantly increase our operating expenses to expand our sales and marketing, administration, consulting and training, maintenance and technical support and research and development groups. If revenues fall below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

OUR BUSINESS MODEL IS UNPROVEN AND MAY NOT BE ADAPTABLE TO A CHANGING MARKET.

    If we are not able to anticipate changes in the online recruiting market or if our business model is not successful, we may not be able to expand our business or to successfully compete with other companies, which could reduce the value of your investment. Our current business model depends on recurring revenue from employers using our Website and hosting fees associated with our application software. Our revenue model and profit potential are unproven. If current employers decide to discontinue our service and we are unable to replace them with new employers, our revenues could decrease. It is possible that we will be required to further adapt our business model in response to additional changes in the online recruiting market or if our current business model is not successful.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT FUNDS TO GROW OUR BUSINESS AND ANY ADDITIONAL FINANCING MAY BE ON TERMS ADVERSE TO YOUR INTERESTS.

    We may need additional financing to continue to grow our business. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could reduce the value of your investment. If we are able to raise additional funds and we do so by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

    We currently anticipate that the net proceeds from this offering, together with available funds, will be sufficient to meet our anticipated needs for at least the next 12 months. Because we expect to generate losses for the foreseeable future, income from our operations may not be sufficient to meet our needs after that period. We expect to raise additional funds in the future in order to fund our anticipated growth, more aggressive marketing programs or the acquisition of complementary businesses, technologies and services. Obtaining additional financing will be subject to a number of factors including:

    - market and economic conditions;

    - our financial condition and operating performance; and

    - investor sentiment.

    These factors may make the timing, amount, terms and conditions of additional financing unattractive for us.

                   RISKS RELATED TO OUR MARKETS AND STRATEGY

THE INTERNET IS NOT A PROVEN RECRUITING MEDIUM.

    If we are unable to compete with traditional recruiting and job seeking methods, our revenues and the value of your investment could be reduced. The future of our business is dependent on the acceptance by job seekers and employers of the Internet as an effective job seeking and recruiting tool. Of the 6 million businesses in the U.S., Forrester Research, Inc. estimates that only 15,000 businesses currently recruit online. The online recruiting market is new and rapidly evolving, and we do not yet know how effective online recruiting is compared to traditional recruiting methods. The adoption of online recruiting and job seeking, particularly among those that have historically relied upon traditional recruiting methods, requires the acceptance of a new way of conducting business, exchanging information, advertising and applying for jobs. Many of our potential employer customers have little or no experience using the Internet as a recruiting tool, and only select segments of the job seeking population have experience using the Internet to look for jobs. As a result, we cannot be sure that we will be able to effectively compete with traditional recruiting and job seeking methods.

WE WILL ONLY BE ABLE TO EXECUTE OUR BUSINESS MODEL IF USE OF THE INTERNET GROWS.

    If Internet usage does not continue to grow, we may not be able to meet our business objectives, which could decrease the value of your investment. Internet usage may be inhibited by any of the following factors:

    - the Internet infrastructure may not be able to support the demands placed on it, or its performance and reliability may decline as usage grows;

    - Websites may not be able to provide adequate security and authentication of confidential information contained in transmissions over the Internet; and

    - the Internet industry may not be able to adequately respond to privacy concerns of potential users.

WE MAY NOT BE ABLE TO DEVELOP AWARENESS OF OUR BRAND NAME.

    If we fail to successfully promote and maintain our HotJobs.com brand name, incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand name, our revenues and the value of your investment could be materially adversely affected. We believe that continuing to build awareness of our brand name is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of online recruiting services, and we believe it could become more important as competition in the online recruiting market increases. In order to maintain and build brand awareness, we must succeed in our marketing efforts, provide high quality services and increase the number of high quality job seekers using WWW.HOTJOBS.COM. Failure to successfully maintain and build awareness of our brand could reduce our revenues and the value of your investment.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTRODUCE NEW OR ENHANCED PRODUCTS AND SERVICES.

    The failure of any new or enhanced products and services to achieve market acceptance and generate revenue could result in a material adverse effect on our revenues and the value of your investment. We expect to introduce enhanced products and services in order to generate additional revenues, attract and retain more employers, attract more job seekers to our Website and respond to competition. Any new or enhanced product or service we introduce that is not favorably received could damage our reputation and the perception of our brand name.

    WE WILL NOT BE ABLE TO ATTRACT JOB SEEKERS OR EMPLOYERS IF WE DO NOT CONTINUALLY ENHANCE AND DEVELOP THE CONTENT AND FEATURES OF OUR PRODUCTS AND SERVICES. To remain competitive, we must continually improve the responsiveness, functionality and features of our products and services and develop other products and services that are attractive to job seekers and employers. We may not succeed in developing or introducing features, functions, products or services that job seekers and employers find attractive. This could reduce the number of job seekers and employers using WWW.HOTJOBS.COM and materially adversely affect our revenues and the value of your investment.

    WE MAY LOSE BUSINESS IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES AND CUSTOMER NEEDS. If we are unable to timely and successfully develop and introduce new products and enhancements to existing products in response to our industry's changing technological requirements, our revenues and the value of your investment could be materially adversely affected. Our success is dependent on our ability to develop new and enhanced software, services and related products to meet rapidly evolving technological requirements for online recruiting software and solutions. Our current technology may not meet the future technical requirements of employers. Trends that could have a critical impact on our success include:

    - rapidly changing technology in online recruiting;

    - evolving industry standards, including both formal and DE FACTO standards relating to online recruiting;

    - developments and changes relating to the Internet;

    - competing products and services that offer increased functionality; and

    - changes in employer and job seeker requirements.

OUR BUSINESS AND GROWTH WILL SUFFER IF WE ARE UNABLE TO HIRE AND RETAIN HIGHLY SKILLED PERSONNEL.

    If we are unable to hire and retain skilled personnel, our growth may be restricted, the quality of our products and services reduced and our revenues and the value of your investment reduced. Our future success depends on our ability to attract, train, motivate and retain highly skilled employees. Competition for highly skilled employees is intense, particularly in the Internet industry. We may be unable to retain our skilled employees or attract, assimilate and retain other highly skilled employees in the future. We have from time to time in the past experienced, and we may experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR EXPANDING OPERATIONS.

    If we are not able to expand our operations in an efficient manner, our expenses could grow disproportionately to revenues or our revenues could decline or grow more slowly than expected, either of which could have a material adverse effect on the value of your investment. We have recently experienced a period of rapid growth. In order to execute our business plan, we must continue to grow significantly. We had 50 employees as of December 31, 1998. As of September 30, 1999, the number had increased to 173. We expect that the number of our employees will continue to increase for the foreseeable future. This growth has placed, and our anticipated future growth combined with the requirements we face as a public company will continue to place, a significant strain on our management, systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We will also need to continue to expand and maintain close coordination among our products and technology, finance and administration, and sales and marketing organizations. If we do not succeed in these efforts, it could reduce our revenues and the value of your investment.

INTENSE COMPETITION MAY RENDER OUR SERVICES AND PRODUCTS UNCOMPETITIVE OR OBSOLETE.

    Due to competition, we may experience reduced margins on our products and services, loss of market share or less use of WWW.HOTJOBS.COM by job seekers and employers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our revenues could be materially adversely affected.

    The market for online recruiting solutions is intensely competitive and highly fragmented. We compete with companies, including recruiting search firms, that offer a single database job board solution, such as Monster.com, as well as newspapers, magazines and other traditional media companies that provide online job search services, such as CareerPath.com. We also compete with large Internet information hubs, or portals, such as Excite@Home. We may experience competition from potential customers to the extent that they develop their own online recruiting offerings internally. In addition, we compete with traditional recruiting services, such as headhunters, for a share of employers' total recruiting budgets. We expect to face additional competition as other established and emerging companies, including print media companies and headhunters with established brands, enter the online recruiting market.

    Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions.

    We believe that there will be rapid business consolidation in the online recruiting industry. Accordingly, new competitors may emerge and rapidly acquire significant market share. In addition, new technologies will likely increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our revenues and ultimately our competitive position.

LOSS OF ANY OF OUR KEY MANAGEMENT PERSONNEL COULD NEGATIVELY IMPACT OUR
BUSINESS.

    The loss or departure of any of our officers or key employees could materially adversely affect our ability to implement our business plan and could lower our revenues. Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Richard
S. Johnson, our President and Chief Executive Officer. We do not maintain key person insurance for any member of our management team. In addition, certain members of our management team have joined us within the last year. These individuals have not previously worked together and are becoming integrated into our management team. If our key management personnel are not able to work together effectively or successfully, our business could be materially adversely affected.

WE MAY NOT BE SUCCESSFUL IN OUR PLAN FOR INTERNATIONAL EXPANSION.

    We may not be able to successfully execute our business plan in foreign markets. If revenue from international ventures is not adequate to cover our investment in those ventures, our total revenues and the value of your investment could be materially adversely affected.

    We believe that our employers are increasingly attempting to fill positions in international markets and that job seekers are increasingly seeking positions in international markets. We believe that expansion into international markets through a combination of internal business expansion, strategic alliances and potential acquisitions will increase the number of job seekers who post their resumes on WWW.HOTJOBS.COM and will increase the number and variety of jobs available to our job seekers. Our future international operations might not succeed for a number of reasons including:

    - difficulties in staffing and managing foreign operations;

    - competition from local recruiting services;

    - operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

    - seasonal reductions in business activity;

    - language and cultural differences;

    - legal uncertainties inherent in transnational operations such as export and import regulations, tariffs and other trade barriers;

    - taxation issues;

    - unexpected changes in trading policies, regulatory requirements and exchange rates;

    - issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property; and

    - general political and economic trends.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES.

    If we make an acquisition of a company, we could have difficulty assimilating the acquired company's operations and personnel, which could increase our expenses and reduce the value of your investment. If we make other types of acquisitions, we could have difficulty in assimilating any acquired products, services, personnel and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and charges and materially adversely affect our revenues and the value of your investment. Though we have no present understanding or agreement relating to any acquisition of or investment in another company or its business, our business strategy includes the pursuit of acquisitions. In executing this strategy, we may incur expenses without being able to identify suitable acquisition candidates, which could reduce our profitability and the value of your investment.

        RISKS RELATED TO THE INTERNET AND OUR TECHNOLOGY INFRASTRUCTURE

WE MAY EXPERIENCE REDUCED VISITOR TRAFFIC, REDUCED REVENUE AND HARM TO OUR REPUTATION IN THE EVENT OF UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES.

    Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our products and services or a decrease in responsiveness of our services could result in reduced visitor traffic, reduced revenue and could materially adversely affect our reputation and brand. Our servers and software must be able to accommodate a high volume of traffic. We have experienced system interruptions in the past, and we believe that these interruptions will continue to occur from time to time in the future. We believe that visitor traffic is also dependent on the timing and magnitude of our advertising. We have experienced monthly fluctuations in visitor traffic, including short term reductions. Any substantial increase in demands on our servers will require us to expand and adapt our network infrastructure. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Any catastrophic failure at one of our co-location facilities could prevent us from serving our Web traffic for up to several days, and any failure of one or more of our Internet service providers may adversely affect our network's performance. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our products and services to them or results in slower response times. We do not maintain business interruption insurance and our other insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our service.

BREACHES OF OUR NETWORK SECURITY COULD BE COSTLY.

    Because we host HotJobs.com-related data for our customers, we may be liable to any of those customers that experience losses due to our security failures. As a result, we may be required to expend capital and resources to protect against or to alleviate security breaches, which could reduce our profitability and the value of your investment. A significant barrier to confidential communications over the Internet has been the need for security. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches. If unauthorized persons penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. Misappropriation of our proprietary information or interruptions of our services could result in reduced visitor traffic. Reduced visitor traffic may result in fewer job seekers posting their resumes to our WWW.HOTJOBS.COM employment exchange which, in turn, may discourage employers from subscribing to the employment exchange. We generate a substantial portion of our revenue from these subscription fees.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS WHICH COULD REDUCE DEMAND FOR OUR SERVICE AND DAMAGE OUR REPUTATION.

    Computer viruses may cause our systems to incur delays or other service interruptions and could reduce our revenues and the value of your investment. In June 1999, we detected a virus on a file server which supports our office equipment. The inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease. Any of these events could have a material adverse effect on our revenues and the value of your investment.

WE MAY NOT BE ABLE TO ACCESS THIRD PARTY TECHNOLOGY UPON WHICH WE DEPEND.

    If we lose the ability to access third party technology which we use, are unable to gain access to additional products or are unable to integrate new technology with our existing systems, we could experience delays in our development and introduction of new services and related products or enhancements until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our revenues could be reduced and the value of your investment could be materially adversely affected. We license technology that is incorporated into our services and related products from third parties including Oracle Corporation for database technology and Thunderstone Software-EPI, Inc. for full-text indexing. In light of the rapidly evolving nature of Internet technology, we may increasingly need to rely on technology from other vendors. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all.

WE COULD LOSE SUBSTANTIAL REVENUES OR INCUR SIGNIFICANT COSTS DUE TO YEAR 2000 ISSUES.

    Any failure of our systems to be year 2000 compliant could reduce our revenues and the value of your investment. Significant uncertainties exist in the software industry concerning the potential effects associated with the failure of computer systems and software to be year 2000 compliant. Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to be year 2000 compliant or risk system failure or miscalculations causing disruptions of normal business activities.

    OUR PRODUCTS AND SERVICES MAY NOT BE YEAR 2000 COMPLIANT. Year 2000 problems could materially adversely affect our current products and services and the WWW.HOTJOBS.COM Website, resulting in lower revenues and reducing the value of your investment. We have completed an assessment of the year 2000 readiness of our products and services. We believe that all of the products and services we currently offer were year 2000 compliant at the time of installation or launch. We have conducted tests internally to validate the compliance of these products. We cannot be certain, however, that these tests have detected all potential year 2000 problems. To address potential disruptions, we maintain off-site backup data for our databases, and we are developing a redundant, outsourced data center to protect against the failure of the WWW.HOTJOBS.COM Website and its associated hardware. However, these precautions may not be sufficient to prevent a failure of our products and systems. Any business disruption due to a failure of our products or systems to be year 2000 compliant could have a material adverse effect on our revenues and the value of your investment.

    OUR INTERNAL COMPUTER SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT. Any business disruption caused by the failure of our internal systems to be year 2000 compliant could have a material adverse effect on our revenues and the value of your investment. We have reviewed year 2000 compliance statements made by the vendors of our software systems, such as accounting and database management systems, and we have completed an assessment of the year 2000 readiness of our internal systems. Based on this review and assessment, we currently believe that our internal software systems are year 2000 compliant. We cannot be certain, however, that we are aware of all potential year 2000 problems. The failure of our internal systems could disrupt our business. To address these potential disruptions, we maintain off-site backup data for our internal systems and databases. However, these precautions may not be sufficient to prevent a failure of our internal systems.

    OUR EMPLOYERS' AND JOB SEEKERS' SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT. If either employers or job seekers experience sustained difficulty in accessing our products and services due to year 2000 complications, our revenues could be materially adversely affected. It is possible that our employers will experience problems with their Internet sites or internal computer systems due to software that is not year 2000 compliant, which could lead to disruptions in their ability to use the services of WWW.HOTJOBS.COM. If employers are not able to use our services for a period of time, they may cease using our services. Also, if a substantial number of employers are unable to use our services for a long period of time, the quality and quantity of jobs available at WWW.HOTJOBS.COM may decrease, which could discourage qualified job seekers from using our services. Similarly, if a substantial percentage of job seekers are unable to access our services due to failures in their computer systems, recruiters may find our services less valuable and reduce or discontinue their use of our products.

    YEAR 2000 CONCERNS MAY ADVERSELY AFFECT THE PURCHASING PATTERNS OF EMPLOYERS. If purchasing patterns of employers are adversely affected due to year 2000 concerns, our revenues and the value of your investment could be reduced. Due to year 2000 concerns, many employers that are customers or potential customers may choose to devote resources to year 2000 compliance efforts that might otherwise be used to begin or expand online recruiting efforts. In addition, employers may elect to spend a greater portion of their recruiting budgets on traditional recruiting methods rather than risk disruption in their recruiting in the event of technical difficulties related to year 2000 problems.

    YEAR 2000 PROBLEMS COULD DECREASE USE OF THE INTERNET. Increasing usage of the Internet is necessary for us to achieve our business objectives. Any disruptions caused by year 2000 problems could decrease Internet usage generally, which could cause a reduction in our revenues.

    WE COULD BE SUBJECT TO YEAR 2000-RELATED LITIGATION. If we are the subject of any claims related to or are liable for losses resulting from year 2000-related systems failures, the value of your investment could be materially adversely affected. The failure of our currently supported products and services to be fully year 2000 compliant could result in claims by or liability to employers or, possibly, job seekers. We host HotJobs.com-related data for many of our customers. As a result, any year 2000-related failure of our systems could destroy a large amount of proprietary data that our customers rely on for their recruiting efforts.

                       RISKS RELATED TO LEGAL UNCERTAINTY

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES AFFECTING THE INTERNET WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

    Legal uncertainties and new regulations could increase our costs of doing business, prevent us from delivering our products and services over the Internet or slow the growth of the Internet, any of which could increase our expenses or reduce our revenues and materially adversely affect the value of your investment. To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

    - user privacy;

    - civil rights and employment claims;

    - consumer protection;

    - libel and defamation;

    - copyright, trademark and patent infringement;

    - pricing controls;

    - characteristics and quality of products and services;

    - sales and other taxes; and

    - other claims based on the nature and content of Internet materials.

    In addition, any imposition of state sales and use taxes imposed on the products and services sold over the Internet may decrease demand for products and services that we sell over the Internet. The U.S. Congress has passed legislation which limits for three years the ability of states to impose any new taxes on Internet-based transactions. Failure by Congress to renew this legislation and the subsequent imposition of state taxes on Internet-based transactions could adversely affect our future operating results which could result in a decline in our stock price.

WE MAY BE UNABLE TO OBTAIN A U.S. TRADEMARK REGISTRATION FOR OUR BRAND OR TO PROTECT OUR OTHER PROPRIETARY INTELLECTUAL PROPERTY RIGHTS.

    FAILURE TO OBTAIN FEDERAL TRADEMARK REGISTRATION FOR WWW.HOTJOBS.COM COULD DISRUPT OUR PROMOTION OF THE HOTJOBS.COM BRAND. If we are unable to secure the rights to use the www.hotjobs.com mark and related derivative marks, a key element of our strategy of promoting "HotJobs.com" as a global brand could be disrupted and, as a result, the value of your investment could be reduced. Our success depends to a significant degree upon the protection of our proprietary technology, including our Softshoe software and our "HotJobs.com" brand name. To date, we have not been successful in our efforts to secure a federal registration for "www.hotjobs.com." In addition, in May 1998, another pending trademark applicant, who has since abandoned its application, made claims regarding prior use and ownership of "hotjobs" as a trademark. Adverse outcomes to these or similar claims or any related litigation, should it occur, could result in us being limited or prohibited from further using the "www.hotjobs.com" mark and related derivative marks in the future. See "Business--Intellectual Property."

    FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD PERMIT OTHERS TO APPROPRIATE OUR PROPRIETARY TECHNOLOGY. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and brand name without paying us for them. If this were to occur, our revenues and the value of your investment could be materially adversely affected. The steps we have taken to protect our proprietary rights may not be adequate to deter misappropriation of proprietary information. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. The proceedings also could involve a high degree of risk.

DEFENDING AGAINST INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD BE TIME CONSUMING AND EXPENSIVE, AND WE MAY BE LIABLE FOR INFRINGING ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS. IF WE ARE NOT SUCCESSFUL IN DEFENDING AGAINST THESE CLAIMS, WE COULD BE SUBJECT TO SIGNIFICANT DAMAGES AND THE DISRUPTION OF OUR BUSINESS.

    Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.

WE MAY BE LIABLE AS A RESULT OF INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET.

    We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, personal injury, product liability or other legal claims relating to information that is published or made available on WWW.HOTJOBS.COM and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We could also be sued for the content that is accessible from WWW.HOTJOBS.COM and through links to other Internet sites or through content and materials that may be posted by members in chat rooms or on bulletin boards. We also offer email services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and therefore may not adequately protect us against these types of claims. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not liable. If any of these events occur, our revenues and the value of your investment could be materially adversely affected.

     RISKS RELATED TO THIS OFFERING, OUR STOCK PRICE AND CORPORATE CONTROL

WE MAY USE THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

    If management uses the proceeds of this offering for purposes which do not result in increasing our revenues, the value of your investment could be reduced. Our management will have broad discretion with respect to the expenditure of the net proceeds of this offering, including discretion to use the proceeds in ways with which stockholders may disagree. To date, management is unable to provide an estimated range of the amounts of proceeds to be used for any of the purposes described in "Use of Proceeds." Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

OUR STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS, AND INVESTORS IN OUR STOCK MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE OFFERING PRICE.

    Due to fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the offering price. The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and subject to wide fluctuations. In addition, the stock market in general and the market prices of shares in technology companies, particularly those such as ours that offer Internet-based products and services, have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The market price of our common stock could continue to be highly volatile and subject to wide fluctuations in response to many factors, some of which are largely beyond our control. These factors include:

    - quarterly variations in our results of operations;

    - adverse business developments;

    - changes in financial estimates by securities analysts;

    - investor perception of us and online recruiting services in general;

    - announcements by our competitors of new products and services; and

    - general economic conditions both in the U.S. and in foreign countries.

    Our stock price may also experience fluctuations due to $7.2 million in deferred compensation which we expect to amortize over the next four years and a $16.2 million beneficial conversion feature, $15.6 million of which we expect to amortize in the third quarter of 1999. For a more complete description of the deferred compensation and beneficial conversion feature, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." In the event that our stock price decreases due to a negative perception of the deferred compensation charge, the value of your investment would be reduced.

SINCE OUR STOCK PRICE IS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES.

    Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management's attention that could reduce the value of your investment. Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Since our stock price is volatile, we could be subject to securities litigation and incur higher expenses than expected, which could reduce the value of your investment.

FUTURE SALES OF OUR COMMON STOCK AFTER THIS OFFERING MAY NEGATIVELY AFFECT OUR STOCK PRICE.

    The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that such sales could occur. Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The shares of our common stock currently outstanding will become eligible for sale without registration pursuant to Rule 144 under the Securities Act, subject to certain conditions of Rule 144. Certain holders of our common stock also have certain demand and piggyback registration rights enabling them to register their shares under the Securities Act for sale.

    In connection with this offering, our senior officers and directors and certain of our stockholders and optionholders, who hold or will hold a total of 17,661,000 shares of common stock, will have agreed, subject to certain exceptions, not to sell their shares for 90 days after the date of this prospectus without the consent of Deutsche Bank Securities Inc.

    In addition, we have registered for resale 4,314,200 shares of common stock reserved for issuance under our Stock Award Plan, 4,500,000 shares of common stock reserved for issuance under our 1999 Stock Option/Stock Issuance Plan and 250,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan. As of September 30, 1999, options to purchase 5,785,200 shares of common stock were outstanding and will be eligible for sale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of lock-up agreements. These stock options generally have exercise prices significantly below the current price of our common stock. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY WHICH COULD DEPRESS OUR STOCK PRICE.

    Delaware corporate law, our amended and restated certificate of incorporation and bylaws, and our Stock Award Plan and 1999 Stock Option/Stock Issuance Plan contain provisions that could have the effect of delaying, deferring or preventing a change in control of HotJobs.com or our management that stockholders may consider favorable or beneficial, which could reduce the value of your investment. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

    - authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

    - a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

    - prohibition of stockholder action by written consent;

    - advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

    - immediate vesting of options issued under the Stock Award Plan and the 1999 Stock Option/Stock Issuance Plan in connection with a change of control; and

    - the payment of a cash distribution for surrendered options with limited stock appreciation rights upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock.

    See "Description of Capital Stock--Anti-Takeover Effects of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws" for a more complete description of these provisions.

OUR EXECUTIVE OFFICERS, DIRECTORS AND EXISTING STOCKHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS, WILL HAVE THE ABILITY TO EXERCISE SIGNIFICANT CONTROL OVER US.

    Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately 52.0% of our common stock following this offering. These stockholders will be able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of HotJobs.com. The interests of these stockholders may differ from the interests of our other stockholders.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF THE VALUE OF YOUR INVESTMENT.

    Investors purchasing shares in this offering will incur immediate and substantial dilution in their investments. See "Dilution" for a calculation of the extent to which your investment will be diluted. To the extent outstanding options to purchase common stock are exercised, your investment will be further diluted.

                           FORWARD-LOOKING STATEMENTS

    Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

    The forward-looking statements made in this prospectus are based on events through the date on which the statements are made.

                                  MARKET DATA

    This prospectus contains market data related to our business and the Internet. This market data includes projections that are based on a number of assumptions. The assumptions include the following:

    - no catastrophic failure of the Internet will occur;

    - the number of people online and the total number of hours spent online will increase significantly over the next five years; and

    - Internet security and privacy concerns will be adequately addressed.

    If any one or more of these assumptions turns out to be incorrect, actual results may differ from the projections based on these assumptions. The Internet-related markets may not grow over the next three to four years at the rates projected by these market data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business and the market price of our common stock.

                                USE OF PROCEEDS

    The net proceeds from the sale of the 3,000,000 shares of common stock being offered by us, at an assumed public offering price of $25.00 per share based on the last reported sales price of our common stock on the Nasdaq National Market on October 26, 1999, less underwriting discounts and estimated offering expenses, are estimated to be approximately $70.4 million, or $81.0 million if the underwriters' overallotment option is exercised in full.

    We intend to use the net proceeds of this offering, and we are currently using the proceeds from our initial public offering, for general corporate purposes, including:

    - increasing our sales and marketing efforts;

    - developing our infrastructure, products and services, all of which we have yet to identify;

    - obtaining additional office space; and

    - hiring additional personnel.

    In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products; however, we have no commitments or agreements, and we are not involved in any negotiations with respect to any such transaction.

    As of the date of this prospectus, we can neither specify the particular uses for the net proceeds to be received upon completion of the offering, nor provide an estimated range of the amounts of proceeds to be used for any of the purposes described above. Accordingly, management will have significant flexibility in applying the net proceeds of this offering.

    Pending any use, we will invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been quoted on the Nasdaq National Market under the symbol HOTJ since our initial public offering on August 10, 1999. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of the common stock as reported on the Nasdaq National Market:

                                                                HIGH       LOW
                                                                ----       ---
FISCAL YEAR ENDED DECEMBER 31, 1999
    Third Quarter (from August 10, 1999)....................  $ 34.94    $  7.63
    Fourth Quarter (through October 26, 1999)...............  $ 29.38    $ 24.75

    On October 26, 1999, the last reported sales price of the common stock on the Nasdaq National Market was $25.00 per share. As of October 26, 1999, there were 71 holders of record of our common stock.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our common stock or preferred stock since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. The payment of dividends will be at the discretion of our board of directors and will depend upon factors such as future earnings, capital requirements, our financial condition and general business conditions.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 1999:

    (1) on an actual basis;

    (2) on a pro forma basis to reflect:

       - our sale of 3,350,000 shares of common stock in our initial public offering at a price of $8.00 per share, less the underwriters' discounts and commissions;

       - the conversion of all outstanding shares of Series A Preferred Stock into common stock in connection with our initial public offering; and

       - the recording of a beneficial conversion feature of $16.2 million as additional paid-in capital in connection with the issuance of our preferred stock; and

    (3) on a pro forma as adjusted basis to reflect:

       - our sale of 3,000,000 shares in this offering at an assumed public offering price of $25.00 per share, less the underwriters' discounts and commissions; and

       - the estimated expenses of this offering.

    The table excludes:

    - 250,000 shares reserved for future issuance under our Employee Stock Purchase Plan;

    - 4,500,000 shares reserved for future grants under our 1999 Stock Option/Stock Issuance Plan; and

    - 4,314,200 shares subject to issuance upon the exercise of options outstanding at June 30, 1999.

                                                                         JUNE 30, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              ---------   ----------   -----------
                                                                         (IN THOUSANDS)
                                                                          (UNAUDITED)
Obligations under capital leases, excluding current
  installments..............................................  $     320   $     320     $     320
Series A redeemable convertible preferred stock.............        566          --            --

Stockholders' equity:
  Preferred stock, $0.01 par value per share; 2,000,000
    shares authorized actual; 10,000,000 shares authorized
    pro forma and pro forma as adjusted; 1,620,000
    redeemable convertible preferred shares issued and
    outstanding actual, no shares issued and outstanding pro
    forma and pro forma as adjusted.........................         --          --            --
  Common stock, $0.01 par value; 48,000,000 shares
    authorized actual; 100,000,000 shares authorized pro
    forma and pro forma as adjusted; 19,620,000 shares
    issued and outstanding actual; 26,904,019 shares issued
    and outstanding pro forma and 29,904,019 shares issued
    and outstanding pro forma as adjusted...................        196         268           298
Additional paid-in capital..................................     22,884      46,660       116,993
Deferred compensation.......................................     (7,055)     (7,055)       (7,055)
Accumulated deficit.........................................     (8,319)     (8,319)       (8,319)
                                                              ---------   ---------     ---------
  Total stockholders' equity................................      7,706      31,554       101,917
                                                              ---------   ---------     ---------
    Total capitalization....................................  $   8,592   $  31,874     $ 102,237
                                                              =========   =========     =========

                                    DILUTION

    Our pro forma net tangible book value at June 30, 1999 was $7.4 million, or approximately $0.38 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the number of shares of common stock outstanding. After giving effect to the sale by us of the 3,000,000 shares offered hereby at an assumed public offering price of $25.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at June 30, 1999 would have been $77.7 million, or approximately $2.60 per share. This represents an immediate increase in pro forma net tangible book value of approximately $2.22 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $22.40 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share.....................              $25.00
  Pro forma net tangible book value per share at June 30,
    1999....................................................   $0.38
  Increase in net tangible book value attributable to new
    investors...............................................   $2.22
                                                               -----
Adjusted pro forma net tangible book value per share after
  this offering.............................................              $ 2.60
                                                                          ------
Dilution per share to investors purchasing shares in this
  offering..................................................              $22.40
                                                                          ======

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following selected financial data should be read in conjunction with the financial statements and the notes to those statements appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the period from February 20, 1997 (inception) through December 31, 1997 and for the year ended December 31, 1998, are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for each of the six-month periods ended June 30, 1998 and 1999, and the balance sheet data at June 30, 1999, are derived from unaudited interim financial statements of HotJobs.com included elsewhere in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                                                PERIOD FROM
                                                               FEBRUARY 20,
                                                             1997 (INCEPTION)                        SIX MONTHS ENDED
                                                                    TO             YEAR ENDED            JUNE 30,
                                                               DECEMBER 31,       DECEMBER 31,    -----------------------
                                                                   1997               1998           1998         1999
                                                             -----------------   --------------   ----------   ----------
                                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Revenues:
  Service fees.............................................          $ 361            $ 3,038          $ 974      $ 4,805
  Software license fees....................................             23                225             96          161
  Job fair fees............................................             --                 --             --          530
  Other....................................................             13                249             20          938
                                                                ----------         ----------     ----------   ----------
    Total revenues.........................................            397              3,512          1,090        6,434
 Cost of revenues..........................................             12                505            167        1,232
                                                                ----------         ----------     ----------   ----------
    Gross profit...........................................            385              3,007            923        5,202
 Operating expenses:
  Product development......................................            174                474            202          344
  Sales and marketing......................................            431              3,085          1,153        7,260
  General and administrative...............................            725              1,642            554        2,494
  Non-cash compensation....................................             --                 --             --          165
                                                                ----------         ----------     ----------   ----------
    Total operating expenses...............................          1,330              5,201          1,909       10,263
                                                                ----------         ----------     ----------   ----------
      Loss from operations.................................           (945)            (2,194)          (986)      (5,061)
 Net interest expense......................................             --                (63)           (12)         (55)
                                                                ----------         ----------     ----------   ----------
      Net loss.............................................         $ (945)           $(2,257)        $ (998)     $(5,116)
                                                                ==========         ==========     ==========   ==========
 Deemed dividend attributable to issuance of convertible
  preferred stock..........................................             --                 --             --          566
                                                                ----------         ----------     ----------   ----------
 Net loss attributable to common stockholders..............         $ (945)           $(2,257)        $ (998)     $(5,682)
                                                                ==========         ==========     ==========   ==========
 Basic and diluted net loss per common share...............         $(0.04)           $ (0.11)        $(0.05)     $ (0.28)
                                                                ==========         ==========     ==========   ==========
 Weighted average shares outstanding used in basic and
  diluted net loss per common share calculation............     21,300,000         21,044,184     21,224,840   20,223,315
                                                                ==========         ==========     ==========   ==========

                                                                            JUNE 30, 1999
                                                              ------------------------------------------
                                                                                            PRO FORMA
                                                               ACTUAL    PRO FORMA(1)    AS ADJUSTED(2)
                                                              --------   -------------   ---------------
                                                                             (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  9,181      $32,463         $102,826
  Working capital...........................................     6,555       29,837          100,200
  Total assets..............................................    15,703       38,985          109,348
  Obligations under capital leases, excluding current
    installments............................................       320          320              320
  Total stockholders' equity................................     7,706       31,554          101,917

----------------------------------
(1) Pro forma information gives effect to the automatic conversion of all of the outstanding Series A Preferred Stock into 3,934,019 shares of common stock in connection with our initial public offering and our sale of 3,350,000 shares of common stock in our initial public offering.

(2) Pro forma as adjusted information gives effect to our sale of 3,000,000 shares in this offering at an assumed public offering price of $25.00 per share, based on the last reported sales price of our common stock on the Nasdaq National Market on October 26, 1999, less the underwriters' discounts and commissions and estimated expenses of the offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading provider of comprehensive recruiting solutions that leverage the Internet to exchange information more efficiently between job seekers and employers. The majority of our revenues are recurring and are derived primarily from employer memberships to our WWW.HOTJOBS.COM employment exchange. We also provide additional recruiting solutions to employers such as our proprietary Softshoe recruiting software, our WorkWorld job fairs, online advertising and consulting services.

    Founded in February 1997, we began operations with seven employees and we had grown to 173 employees as of September 30, 1999. Our early operating activities related primarily to the development of the necessary technological infrastructure for the operation of WWW.HOTJOBS.COM. In February 1997, we commercially launched our WWW.HOTJOBS.COM employment exchange. In
September 1997, we began selling our Softshoe software. During 1998, we experienced significant increases in our revenue from sales of memberships to our employment exchange and license and hosting fees for our Softshoe software. In early 1999, we introduced our WorkWorld job fairs and expanded our marketing programs to increase awareness of the HotJobs.com brand. In May 1999, we raised $16.2 million in a private placement of our convertible preferred stock. In the three months ended September 30, 1999, we raised net proceeds of $23.3 million in our initial public offering.

    We classify our revenues as follows:

    - Service fee revenue, consisting of subscription fees paid by employers for memberships to our WWW.HOTJOBS.COM employment exchange and software hosting fees paid by customers of our software. We sell memberships to each employer on a per recruiter basis and bill the employer monthly, quarterly, semi-annually or annually. Membership entitles each recruiter to post a specific number of jobs on WWW.HOTJOBS.COM simultaneously. Software hosting fees consist of recurring monthly fees to maintain an employer's Softshoe database as well as the hosting of a miscellaneous proprietary software product.

    - Software license revenue, consisting of license fees paid by our Softshoe customers as well as license fees relating to a miscellaneous proprietary software product.

    - Job fair revenue, consisting of fees from employers that rent booths at our WorkWorld job fairs.

    - Other revenue, consisting of fees derived from single-ad job postings on WWW.HOTJOBS.COM, banner advertising, which we sell on a monthly and extended-term basis, and other Softshoe-related services, including system customization and resume scanning services, which we bill on a monthly and extended-term basis.

    We recognize revenue as follows:

    - Service Fee Revenue. We provide subscriptions for membership to our employment exchange for a minimum term of three months and a maximum term of 24 months. We recognize subscription revenue over the subscription term. We provide hosting services to Softshoe customers on a monthly basis, and we recognize hosting revenue in the month we provide the service. These hosting fees are contracted separately from the software license.

    - Software License Revenue. We recognize software license revenue ratably over the four year estimated useful life of the software, in accordance with Statements of Position 97-2 and 98-9 issued by the American Institute of Certified Public Accountants.

    - Job Fair Revenue. We recognize job fair revenue in the month in which the job fair takes place.

    - Other Revenue. We recognize revenue related to these services over the period of delivery of service. Other revenue also includes barter revenue, which consists of fees generated from exchanges of services with other vendors. We recognize barter revenue over the period that we receive the benefit.

    We classify our cost of revenue and operating expenses as follows:

    - Cost of Revenue. Cost of revenue consists of compensation associated with network operations staff, technology support contract fees, Internet access, job fair expenses, resume scanning services, barter expenses and depreciation expense.

    - Product Development Expense. Product development expense consists primarily of costs associated with the compensation of product development personnel. Our product development expenses constitute all of our research and development expenditures.

    - Sales and Marketing Expense. Sales and marketing expense consists primarily of advertising and promotional expenses, public relations expenses, conference expenses, printing fees, sales and marketing compensation, including base salary and sales commissions, and telemarketing communications expenses. Sales commissions have remained relatively constant as a percentage of revenues, and we expect this to continue. However, the timing and magnitude of marketing initiatives have caused, and will continue to cause, fluctuations in sales and marketing expense as a percentage of revenues.

    - General and Administrative Expense. General and administrative expense consists primarily of compensation for administrative and executive staff, fees for professional services, bad debt expense and general office expense.

    The following table sets forth, as a percentage of total revenues, the results of our operations for the period ended December 31, 1997, the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999.

                                                  PERIOD FROM                                SIX MONTHS
                                                  FEBRUARY 20,                                  ENDED
                                                1997 (INCEPTION)    YEAR ENDED                JUNE 30,
                                                TO DECEMBER 31,    DECEMBER 31,       -------------------------
                                                      1997             1998             1998             1999
                                                ----------------   -------------      --------         --------
                                                                                             (UNAUDITED)
Revenues:
  Service fees................................          91%              87%              89%             75%
  Software license fees.......................           6                6                9               2
  Job fair fees...............................          --               --               --               8
  Other.......................................           3                7                2              15
                                                      ----              ---             ----             ---
    Total revenues............................         100              100              100             100
Cost of revenues..............................           3               14               16              19
                                                      ----              ---             ----             ---
    Gross profit..............................          97               86               84              81

Operating expenses:
  Product development.........................          44               13               18               5
  Sales and marketing.........................         109               88              106             113
  General and administrative..................         183               47               51              39
  Non-cash compensation.......................          --               --               --               3
                                                      ----              ---             ----             ---
    Total operating expenses..................         336              148              175             160
                                                      ----              ---             ----             ---
      Loss from operations....................        (239)             (62)             (91)            (79)
Net interest income (expense).................          --               (2)              (1)             (1)
                                                      ----              ---             ----             ---
      Net loss................................        (239)%            (64)%            (92)%           (80)%
                                                      ====              ===             ====             ===

    We have incurred substantial losses in every fiscal period since our inception. For the year ended December 31, 1998, we incurred net losses of approximately $2.3 million. For the six months ended June 30, 1999, we incurred net losses of approximately $5.1 million. As of December 31, 1998, and June 30, 1999, we had accumulated deficits of approximately $3.2 million and $8.3 million, respectively. Our net losses and resulting accumulated deficit are primarily due to the costs we incurred to develop our online employment exchange and software products in advance of substantial revenue and to expand our sales and marketing programs.

    We intend to devote significant resources to advertising and brand marketing programs designed to attract new employers to subscribe to WWW.HOTJOBS.COM. We anticipate increasing advertising spending in specific periods in the future. This will result in sales and marketing expenses increasing as a percentage of total revenues in these periods. As of October 1, 1999, we had commitments of approximately $5.8 million for various advertising campaigns through June 2000. These commitments include broadcasting, print, online and outdoor advertising. We expect growth in the number of member employers of WWW.HOTJOBS.COM to result in substantial growth in subscription fees, both in terms of dollar amount and as a percentage of total revenue. Our strategy contemplates that revenue from employer memberships will likely be the single largest source of revenue for us in the immediate future.

    As a result of our expansion plans and our expectation that operating expenses will increase significantly in the next several years, especially in the areas of sales and marketing and brand promotion, we expect to incur additional losses from operations for the foreseeable future. To the extent that
(1) increases in our operating expenses precede and are not subsequently followed by commensurate increases in revenue, or (2) we are unable to adjust operating expense levels accordingly, our operating losses may exceed our expectations for those periods. We cannot be sure that we will ever achieve or sustain profitability.

DEFERRED COMPENSATION

    We recorded deferred compensation of $7.2 million in the first six months of 1999, representing the difference between the exercise price of stock options granted and the fair value for accounting purposes of the underlying common stock at the date of the grant. The deferred compensation cost will be amortized over the vesting period of the options. We currently expect to amortize the following amounts of deferred compensation as follows:

FOR THE YEAR ENDING:
--------------------
December 31, 1999...........................................  $1.9 million
December 31, 2000...........................................  $1.7 million
December 31, 2001...........................................  $1.7 million
December 31, 2002...........................................  $1.4 million
December 31, 2003...........................................  $506,000

    After June 30, 1999, we will record deferred compensation of approximately $800,000 for options granted below the fair market value. This amount will be amortized over the applicable vesting periods.

BENEFICIAL CONVERSION FEATURE

    As of May 10, 1999, due to our sale of 1,620,000 shares of Series A Preferred Stock with a conversion price that was below the expected initial public offering price of our common stock, we recorded a beneficial conversion feature of $16.2 million. Prior to the conversion of the Series A Preferred Stock into common stock, we began to amortize the value of the beneficial conversion feature over the four-year period from the date of issuance of the preferred stock to the date on which the preferred stock was first convertible into common stock, assuming no acceleration of the date of conversion. All of the preferred stock automatically converted into common stock upon completion of our initial public offering and all of the unamortized value of the beneficial conversion feature was immediately recognized as a dividend to preferred stockholders. We amortized an aggregate of approximately $566,000 of the beneficial conversion feature in the three months ended June 30, 1999, which increased our net loss per common share by $0.03 in the three months ended
June 30, 1999. In addition, we expect to amortize an aggregate of approximately $15,634,000 of the beneficial conversion feature in the three months ended September 30, 1999, which we expect will increase our net loss per common share by $0.66 in the three months ended September 30, 1999.

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

    REVENUES

    Our total revenues increased to approximately $6.4 million for the six months ended June 30, 1999, from approximately $1.1 for the six months ended June 30, 1998. The increase in our total revenues was due to increased revenue in all of our revenue categories.

    SERVICE FEES. Service fee revenue increased to approximately $4.8 million for the six months ended June 30, 1999, from approximately $974,000 for the six months ended June 30, 1998. This increase resulted primarily from an increase in the number of employers subscribing to WWW.HOTJOBS.COM and, to a lesser extent, an increase in the hosting fees generated by a larger number of licensees of our Softshoe software.

    SOFTWARE LICENSE FEES. Software license revenue increased to $161,000 for the six months ended June 30, 1999, from $96,000 for the six months ended June 30, 1998. This increase was due primarily to an increase in the number of companies that license our proprietary Softshoe software.

    JOB FAIR FEES. Job fair revenue increased to $530,000 for the six months ended June 30, 1999, from $0 for the six months ended June 30, 1998. We held our first job fair in February 1999.

    OTHER FEES. Other revenue increased to $938,000 for the six months ended June 30, 1999, from $20,000 for the six months ended June 30, 1998. This increase primarily relates to the inception of single-ad job postings and barter revenues.

    COST OF REVENUES

    Our cost of revenues increased to $1.2 million for the six months ended June 30, 1999, from $167,000 for the six months ended June 30, 1998. As a percentage of revenue, cost of revenues increased to 19% for the six months ended June 30, 1999, from 16% for the six months ended June 30, 1998. This increase resulted primarily from costs associated with both barter and the launch of our WorkWorld job fairs.

    OPERATING EXPENSES

    PRODUCT DEVELOPMENT EXPENSE. Product development expense increased 70%, to $344,000 for the six months ended June 30, 1999, from $202,000 for the six months ended June 30, 1998. This increase resulted primarily from increased salaries and related expenses associated with hiring additional technology personnel required to enhance the content and features of our products and services.

    SALES AND MARKETING EXPENSE. Sales and marketing expense increased to $7.3 million for the six months ended June 30, 1999, from $1.2 million for the six months ended June 30, 1998. As a percentage of revenue, sales and marketing expense increased to 113% for the six months ended June 30, 1999, from 106% for the six months ended June 30, 1998. The increase in sales and marketing expense was primarily due to the expansion of the HotJobs.com marketing campaign, including approximately $2.0 million for a television advertisement during the Super Bowl in January 1999. In addition, sales and marketing expense increased due to the hiring of additional sales and marketing personnel.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased to $2.5 million for the six months ended June 30, 1999, from $554,000 for the six months ended June 30, 1998. General and administrative expense increased primarily due to increased salaries and related expenses associated with hiring additional administrative personnel.

    NON-CASH COMPENSATION EXPENSE. We recorded approximately $165,000 of non-cash compensation expense for the six months ended June 30, 1999, which represents the amortization of approximately $7.2 million of deferred compensation recorded for the three months ended June 30, 1999 in connection with stock options granted below the then expected initial public offering price during the three months ended June 30, 1999. Deferred compensation of approximately $7.2 million will be amortized over the periods during which the related options vest. The remainder of such deferred compensation will be amortized through May 2003 as the options vest.

    NET INTEREST EXPENSE

    Net interest expense increased to $55,000 for the six months ended June 30, 1999, from $12,000 for the six months ended June 30, 1998. This increase resulted from increased borrowings, as well as increased capital expenditures under capital leases.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PERIOD ENDED DECEMBER 31, 1997

    REVENUES

    Our total revenues increased to $3.5 million for the year ended
December 31, 1998, from $397,000 for the period ended December 31, 1997. The increase in our total revenues was primarily due to an increase in service fees and other fees associated with the sale of miscellaneous proprietary software.

    SERVICE FEES. Service fee revenue increased to $3.0 million for the year ended December 31, 1998, from $361,000 for the period ended December 31, 1997. This increase resulted primarily from an increase in the number of employers subscribing to WWW.HOTJOBS.COM and, to a lesser extent, an increase in the hosting fees generated from a larger number of licensees of our Softshoe software.

    SOFTWARE LICENSE FEES. Software license revenue increased to $225,000 for the year ended December 31, 1998, from $23,000 for the period ended December 31, 1997. This increase was due to an increase in the number of customers who purchased licenses for our Softshoe software.

    JOB FAIR FEES. We held our first WorkWorld job fair in 1999. Therefore, we did not generate any job fair revenue in either 1998 or 1997.

    OTHER FEES. Other revenue increased to $249,000 for the year ended December 31, 1998, from $13,000 for the period ended December 31, 1997. The increase is primarily due to the sale of a miscellaneous proprietary software product and an increase in fees related to customizing Softshoe applications.

    COST OF REVENUES

    Our cost of revenues increased to $505,000 for the year ended December 31, 1998, from $12,000 for the period ended December 31, 1997. As a percentage of revenue, cost of revenues increased to 14% for the year ended December 31, 1998, from 3% for the period ended December 31, 1997. This increase resulted primarily from an increase in our network operations staff as well as an increase in depreciation expense.

    OPERATING EXPENSES

    PRODUCT DEVELOPMENT EXPENSE. Product development expense increased to $474,000 for the year ended December 31, 1998, from $174,000 for the period ended December 31, 1997. This increase resulted primarily from increased salaries and related expenses associated with hiring additional technology personnel required to enhance the content and features of our products and services.

    SALES AND MARKETING EXPENSE. Sales and marketing expense increased to $3.1 million for the year ended December 31, 1998, from $431,000 for the period ended December 31, 1997, and decreased as a percentage of revenue to 88% for the year ended December 31, 1998 from 108% for the period ended December 31, 1997. The increase in sales and marketing expense was primarily due to costs associated with advertising and increases in sales compensation and commissions related to an increase in the number of our sales and marketing personnel.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased to $1.6 million for the year ended December 31, 1998, from $725,000 for the period ended December 31, 1997. General and administrative expense increased primarily due to increased salaries and related expenses associated with hiring additional personnel.

    NET INTEREST EXPENSE

    Net interest expense increased to $63,000 for the year ended December 31, 1998, from $0 for the period ended December 31, 1997. This increase resulted from increased borrowings, as well as increased capital expenditures under capital leases.

    TAXES

    At December 31, 1998, we had a net operating loss carryforward of $3.1 million. This carryforward is available to offset future taxable income and expires at various dates through 2018. We have recorded a valuation allowance of an equal amount to fully offset the deferred tax benefit. The valuation allowance increased approximately $551,000 for the year ended December 31, 1998.

UNAUDITED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth a summary of our quarterly results for each of the six quarters ended June 30, 1999. This information was derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with the financial statements and notes thereto. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

    Our revenue has increased in each consecutive quarter since inception as a result of increased market acceptance of our employment exchange service and Softshoe software product. Product development expense has steadily decreased as a percentage of revenue due to a faster increase in revenue relative to product development expense. Sales and marketing expense increased between the fourth quarter of 1998 and the first quarter of 1999, primarily as a result of increased advertising expenditures. Sales commissions have remained relatively constant as a percentage of revenues, and we expect this to continue. However, the timing and magnitude of marketing initiatives have caused, and will continue to cause, fluctuations in sales and marketing expense as a percentage of revenues. General and administrative expense has increased in every quarter since inception due to an increase in personnel, facilities and increased spending on internal operational and financial infrastructure.

    In light of the evolving nature of our business and limited operating history, we believe that period to period comparisons of our historical operating results may not be meaningful and should not be relied upon as indications of future performance. Although we have experienced sequential quarterly revenue growth since inception, our historical revenue growth rates are not necessarily indicative of future revenue growth rates.

                                                                 QUARTER ENDED
                                       -----------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT 30,   DEC 31,    MARCH 31,   JUNE 30,
                                         1998        1998       1998       1998       1999        1999
                                       ---------   --------   --------   --------   ---------   --------
                                                           (IN THOUSANDS)
Revenues:
  Service fees.......................    $ 347      $ 627      $ 914      $1,150     $ 1,960    $ 2,844
  Software license fees..............       45         51         59          70          78         83
  Job fair fees......................       --         --         --          --         216        314
  Other..............................        5         15        169          60         395        544
                                         -----      -----      -----      ------     -------    -------
      Total revenues.................      397        693      1,142       1,280       2,649      3,785
Cost of revenues.....................       77         89        139         200         588        644
                                         -----      -----      -----      ------     -------    -------
      Gross profit...................      320        604      1,003       1,080       2,061      3,141

Operating expenses:
  Product development................       90        112        140         133         157        187
  Sales and marketing................      524        629        754       1,177       3,229      4,031
  General and administrative.........      274        280        375         713         823      1,671
  Non-cash compensation..............       --         --         --          --          --        165
                                         -----      -----      -----      ------     -------    -------
      Total operating expenses.......      888      1,021      1,269       2,023       4,209      6,054
                                         -----      -----      -----      ------     -------    -------
        Loss from operations.........     (568)      (417)      (266)       (943)     (2,148)    (2,913)
Net interest income (expense)........       (7)        (6)       (15)        (35)        (68)        12
                                         -----      -----      -----      ------     -------    -------
        Net loss.....................    $(575)     $(423)     $(281)     $ (978)    $(2,216)   $(2,901)
                                         =====      =====      =====      ======     =======    =======

                                                                 QUARTER ENDED
                                       -----------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT 30,   DEC 31,    MARCH 31,   JUNE 30,
                                         1998        1998       1998       1998       1999        1999
                                       ---------   --------   --------   --------   ---------   --------
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Service fees.......................       88%        91%        80%         90%         74%        75%
  Software license fees..............       11          7          5           5           3          2
  Job fair fees......................       --         --         --          --           8          8
  Other..............................        1          2         15           5          15         15
                                         -----      -----      -----      ------     -------     ------
      Total revenues.................      100        100        100         100         100        100
Cost of revenues.....................       19         13         12          16          22         17
                                         -----      -----      -----      ------     -------     ------
      Gross profit...................       81         87         88          84          78         83

Operating expenses:
    Product development..............       23         16         12          10           6          5
    Sales and marketing..............      132         91         66          92         122        107
    General and administrative.......       69         40         33          56          31         44
    Non-cash compensation............       --         --         --          --          --          4
                                         -----      -----      -----      ------     -------     ------
      Total operating expenses.......      224        147        111         158         159        160
                                         -----      -----      -----      ------     -------     ------
        Loss from operations.........     (143)       (60)       (23)        (74)        (81)       (77)
Net interest income (expense)........        2          1          1           3           3          0
                                         -----      -----      -----      ------     -------     ------
        Net loss.....................     (145)%      (61)%      (24)%       (77)%       (84)%      (77)%
                                         =====      =====      =====      ======     =======     ======

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our activities primarily through funding from OTEC, Inc., as well as proceeds from lines of credit, cash from operations, our May 1999 private placement and our initial public offering. As of June 30, 1999, OTEC owned approximately 14.8% of the voting stock of HotJobs.com. Richard
S. Johnson, our Chief Executive Officer and President, formerly served as President of OTEC and currently is a director and one of its two stockholders. See "Related Party Transactions--Transactions Involving OTEC." During 1998, OTEC provided us with approximately $3.8 million to fund our operations. In addition, effective May 10, 1999, we raised $16.2 million from the sale of our Series A Preferred Stock in a private placement. In June 1999, we used a portion of these proceeds to repay OTEC in full. In the three months ended September 30, 1999, we received net proceeds of approximately $23.3 million from our initial public offering of 3,350,000 shares of our common stock at a price of $8.00 per share.

    Net cash used in operating activities was $2.1 million during 1998 and $2.3 million for the six months ended June 30, 1999. Net cash used in operating activities resulted primarily from our net operating losses, which resulted from costs incurred to support our sales and marketing efforts and the increased personnel required to manage our growing operations, and a higher level of accounts receivable due to increased revenues and deferred revenue. Deferred revenue accounts for a significant percentage of our accounts receivable due to our deferring from revenues amounts that are invoiced, until the period in which we provide the services. Our net operating losses were partially offset by increases in accounts payable and accrued expenses.

    Net cash used in investing activities was $497,000 during 1998 and $998,000 for the six months ended June 30, 1999. We used net cash in investing activities primarily for equipment purchases and leasehold improvements. During 1998 and the six months ended June 30, 1999, we acquired additional equipment under capital leases with a value of $201,000 and $457,000, respectively.

    Net cash provided by financing activities was $2.8 million during 1998 and $12.3 million for the six months ended June 30, 1999. Net cash was provided by financing activities primarily from the $16.2 million in cash proceeds we received in May 1999 from a private placement of our convertible preferred stock.

    As of June 30, 1999, we had a cash balance of $9.2 million and our principal obligations consisted of advertising expenditures. As of June 30, 1999, we had $180,000 outstanding under our line of credit. On July 20, 1999, we repaid $180,000 in principal along with interest due under this line of credit. On September 16, 1999, we terminated this line of credit and entered into a Loan and Security Agreement with Silicon Valley Bank for a $4.0 million revolving line of credit and a $1.0 million equipment line of credit. This agreement has a term of one year and bears interest at an annual rate of the bank's prime rate plus 75 basis points. The equipment line of credit has a term of 42 months and bears interest at an annual rate of the bank's prime rate plus 100 basis points.

    We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for the next
12 months. Our capital requirements will depend on a number of factors, including market acceptance of our products and services, the amount of our resources we devote to WWW.HOTJOBS.COM and expansion of our operations and the amount of our resources we devote to promoting awareness of the HotJobs.com brand. Consistent with our growth, we have experienced a substantial increase in our sales and marketing expenses, capital expenditures and operating lease arrangements since inception, and we anticipate that these increases will continue for the foreseeable future. In addition, we will continue to evaluate possible investments in businesses, products and technologies, the consummation of any of which would increase our capital expenditures.

    Although we currently believe that we have sufficient capital resources to meet our anticipated working capital and capital expenditure requirements beyond the next 12 months, unanticipated events and opportunities may require us to sell additional equity or debt securities, increase our current line of credit or establish new credit facilities to raise capital in order to meet our capital requirements. If we sell additional equity or convertible debt securities, the sale could dilute the ownership of our existing stockholders. If we issue debt securities, increase our credit facility or establish a new credit facility, our fixed obligations could increase and result in operating covenants that would restrict our operations. We cannot be sure that any such financing will be available in amounts or on terms acceptable to us.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems and software products will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies and governmental agencies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations which could cause disruptions of normal business activities.

    STATE OF READINESS. We have made a preliminary assessment of the year 2000 readiness of our information technology ("IT") systems, including the hardware and software that enable us to provide and deliver our products and services. Our year 2000 readiness plan consists of:

    - quality assurance testing of our internally developed proprietary software;

    - contacting third-party vendors and licensors of material software and services that are both directly and indirectly related to the delivery of our products and services;

    - assessing our repair and replacement requirements; and

    - creating contingency plans in the event of year 2000 failures.

    We performed a year 2000 simulation on our software during the second quarter of 1999 to test system readiness, and found no anomalous behavior in our systems. We have been informed by our material software component vendors and our Internet service providers that the products we use are, or will be, year 2000 compliant. We purchased or developed our systems within the past two years, and we therefore believe that we do not have legacy systems that have been historically identified to have year 2000 issues. We have applied vendor patches for relevant software to bring them into compliance with vendor-defined year 2000 standards. We are in the process of engaging an outside firm to audit our application code. We are in the process of engaging an outside firm to audit our application code.

    We are currently assessing our non-IT systems and will seek assurance of year 2000 compliance from providers of material non-IT systems. Until testing is complete and we contact these vendors and providers, we will not be able to completely evaluate whether our IT systems or non-IT systems will need to be revised or replaced.

    PRODUCTS. Under most of our Softshoe license agreements, we warrant that our Softshoe software is free from programming defects arising from year 2000 issues. Our obligation is to remedy the defect or replace the product. We believe our Softshoe product is free of year 2000 defects.

    COSTS. To date we have not incurred any material costs in identifying or evaluating year 2000 compliance issues. Based on our assessment to date, we do not anticipate that costs associated with remediating our non-compliant IT systems or non-IT systems will be material. We expect that our existing employees or consultants will perform any significant work pertaining to year 2000 compliance.

    RISKS. We are not currently aware of any year 2000 compliance problems relating to our technology or our IT or non-IT systems that would have a material adverse effect on our business, results of operations or financial condition. However, we may discover year 2000 compliance problems in our technology that will require substantial revisions. In addition, we may need to revise or replace third party software, hardware or services incorporated into our material IT and non-IT systems, all of which could be time consuming and expensive. If we fail to fix our technology or to fix or replace third party software, hardware or services on a timely basis, the result could be lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address year 2000 compliance issues in our technology and our IT and non-IT systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, we cannot assure you that governmental agencies, utility companies, Internet access companies, third party service providers and others outside our control will be year 2000 compliant. The failure by such entities to be year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our products and services to our customers, decrease the use of the Internet or prevent users from accessing the Websites of companies with whom we have entered into business alliances, which could have a material adverse effect on our business, results of operations and financial condition.

    CONTINGENCY PLAN. On September 15, 1999, we adopted a contingency plan for the failure of one or more critical system components as a result of year 2000 bugs in one or more proprietary and third party systems. While no outage is anticipated and all tests to date have indicated that our systems are Year 2000 compliant, the plan identifies first, second and third-level technical alternatives that can be implemented to minimize or eliminate down time in the event of component or system failures.

    WORST CASE SCENARIO. Based on our assessment completed to date, we believe that the reasonably likely worst case scenario with respect to year 2000 issues could be:

    - portions of WWW.HOTJOBS.COM may be down while programmers fix our systems or the systems of ISPs or other third parties;

    - temporary data loss could occur while back-up copies of data are retrieved from tape;

    - lengthy outages could occur while programmers work to repair or restore corrupted or missing database files; and

    - our internal corporate, billing and accounting system may be down while programmers fix our system.

    Although these events could have an adverse effect on our business in the short term, we do not believe that year 2000 issues will materially and adversely affect our business, results of operations or financial condition over the long term. While we will have system engineers on-site over the year 2000 date change, we can give no assurance that all expectations will be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS
No. 14, Financial Reporting for Segments of a Business Enterprise. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their selected segment information. Under SFAS No. 131, operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 became effective for HotJobs.com fiscal year ending December 31, 1997, and we have determined that under the guidelines of SFAS No. 131 we did not have any separately reportable business segments as of December 31, 1998.

    In February 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. We do not expect SOP 98-1, which is effective January 1, 1999, to have a material effect on our financial condition or results of operations.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning June 15, 2000. This statement is not expected to affect us because we currently do not engage or plan to engage in derivative instruments or hedging activities.

                                    BUSINESS

GENERAL

    We are a leading Internet-based recruiting solutions company. Our suite of services leverages the Internet to provide a direct exchange of information between job seekers and employers. We developed these services based on our experience in the recruiting industry and our in-depth understanding of the needs of job seekers and employers. By solving many of the problems associated with traditional recruiting methods, we allow employers to more effectively manage their recruiting processes to save time and money.

    The majority of our revenues are recurring and are primarily derived from employer memberships to our online employment exchange, WWW.HOTJOBS.COM. Headhunters are prohibited from using our employment exchange, ensuring direct contact between job seekers and member employers. We also provide employers with additional recruiting solutions such as our proprietary Softshoe recruiting software, our WorkWorld job fairs and online advertising and consulting services.

    Revenues from our services have grown rapidly, primarily driven by increased employer memberships to our WWW.HOTJOBS.COM employment exchange. Our revenues increased from approximately $397,000 for the period ended December 31, 1997, to approximately $3.5 million for the fiscal year ended December 31, 1998. Our revenues for the nine months ended September 30, 1999 were approximately
$12.1 million.

INDUSTRY BACKGROUND

    RECRUITING MARKET

    We believe that companies cannot be competitive without implementing successful recruiting practices. According to industry sources, businesses in the U.S. spent in excess of $13 billion in 1997 to hire new employees by advertising job openings in newspapers and by hiring headhunters.

    We believe that several factors are causing an increase in spending on recruiting efforts:

    INCREASED LABOR SHORTAGE. We believe that demographic trends such as the aging of the Baby Boomers and decreasing birth rates, together with the continued growth in the U.S. economy, are combining to cause a tight labor market. For example, according to a 1998 recruiting survey prepared by Interbiznet.com, over 60% of the recruiters surveyed experienced labor shortages. As a result, the recruiting process now focuses less on selecting qualified employees from a ready pool of candidates and more on managing a scarce resource.

    INCREASED EMPLOYEE TURNOVER. We believe that employees currently change jobs more often than they have in the past and that even satisfied employees are increasingly investigating job opportunities. According to the U.S. Bureau of Labor Statistics, the average person entering the workforce today will work for between eight and ten different employers. This makes it more difficult for employers to retain qualified, experienced individuals and increases the number of hirings that must occur each year in order to maintain or grow an employer's workforce.

    INCREASED URGENCY TO REDUCE TIME TO HIRE. Forrester Research, Inc. estimates that unemployment among "knowledge workers" is less than 1% relative to overall unemployment of 4.2%. Because of the shortage in highly skilled job seekers, qualified candidates must be hired quickly or they may be lost to competitors. The ability to quickly hire qualified employees may have a significant influence on the future success of a company.

    Prior to the advent of the Internet, companies traditionally relied on a combination of five recruiting methods. These five methods include newspaper classifieds and other print advertisements, traditional job fairs, on-campus recruiting, internal referral programs and headhunters. The key limitations of each of these methods include:

    NEWSPAPER CLASSIFIEDS AND OTHER PRINT ADVERTISEMENTS

    - multiple intermediaries including media buyers and media placement agents are typically involved before an advertisement is placed;

    - several weeks to several months may pass from the time a job is advertised to the time the recruiter can respond to resumes in which he or she is interested; and

    - it is typically cost prohibitive to provide a full description of either the employer or the job opportunity and to advertise jobs nationally.

    TRADITIONAL JOB FAIRS

    - employers have limited time to meet with job seekers whom they have not pre-screened; and

    - job seekers often must visit each company's booth prior to determining the specific jobs that are available.

    ON-CAMPUS RECRUITING

    - the number of candidates requesting interviews typically exceeds the employers' available time slots; and

    - employers must visit multiple campuses and have limited time to meet with all qualified candidates.

    INTERNAL REFERRAL PROGRAMS

    - incentive programs may divert an employee's attention away from performing his or her job, thereby reducing productivity; and

    - referring employees may be more concerned about the quantity than the quality of referrals.

    HEADHUNTERS

    - placement fees are costly and employers only have access to limited applicant pools; and

    - job seekers generally receive limited information about the specific companies and positions for which they apply and do not have direct contact with the employer.

    ONLINE RECRUITING MARKET

    The emergence of the Internet has created an opportunity to connect job seekers with employers more efficiently and cost effectively when compared to traditional recruiting methods. Online recruiting can automate the recruiting process, providing more informative and responsive real-time interaction between job seekers and employers, and has the potential to lower the cost and time to hire. Job seekers are empowered with access to an aggregation of information about employment opportunities worldwide not previously available to them in one place. We believe that a significant online recruiting marketplace will emerge as more job seekers and employers embrace the advantages the Internet brings to the recruiting process. In addition, Internet-based solutions may replace more expensive client/server recruiting software and change the way companies manage and distribute information about job seekers throughout their organizations.

    International Data Corporation estimates that the total number of individual Internet users worldwide will grow from approximately 69 million in 1997 to 320 million in 2002. As Internet usage becomes more widespread, companies from a broad range of industries are expected to conduct an increasing percentage of their recruiting over the Internet. Of the 6 million businesses in the U.S., Forrester estimates that only 15,000 businesses currently recruit online, but this figure is estimated to increase to 124,000 by 2003. Forrester forecasts that by 2003, most large companies, 60% of medium-sized companies and 20% of small companies will use the Internet for recruiting purposes.

    MARKET OPPORTUNITY

    We believe that most of the advantages offered by Internet technology have not been fully applied to the recruiting market. While online job boards have improved the aggregation of job postings and job seekers, they have not fundamentally improved workflow throughout the recruiting process. Additionally, few Web-based commercial software applications are available to help employers manage their internal recruiting processes. We also believe that most employers are in the early stages of understanding how to use the Internet to increase their competitiveness in recruiting.

    We believe that many of the current online recruiting offerings suffer from the following limitations:

    - LACK OF PRIVACY. Most online recruiting solutions do not allow job seekers to restrict access to their resumes. We believe that many experienced professionals will not post their resumes on a job board if there is a chance that they may be detected by their current employers.

    - HEADHUNTER POSTINGS. Many of the current online recruiting offerings give headhunters complete access to their sites, resulting in a high cost intermediary between employers and job seekers. In addition, employers have to compete with headhunters for the job seekers they are looking to hire. Job seekers do not know whether the jobs to which they are applying are from actual employers or are merely ads placed by headhunters looking for applicants for whom they can charge a fee.

    - LACK OF SCREENING PROCESS. Many of the current online job boards offer no or only limited testing and screening capabilities. Many sites stress the size of their resume database and the number of people who visit the site each month. This focus on quantity rather than quality results in the recruiter receiving an excessive amount of unwanted resumes.

    - LACK OF FUNCTIONALITY. Many online job boards serve only to attract candidates without providing employers with the tools they need to manage the recruiting process within their organizations. Additionally, these job boards generally lack the ability to help employers compile and analyze job seeker data.

    - UNFAVORABLE PRICING MODEL. Most recruiting Websites charge companies to list openings for a fixed period of time on a price-per-ad basis. We believe that this is inefficient for companies with ongoing recruiting needs. Jobs that have been filled remain posted, attracting unwanted applicants, while unfilled jobs need to be posted again and again until a person is hired.

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
    Because our recruiting solution does not suffer from these limitations, we believe that an opportunity exists for HotJobs.com to become the leader in online recruiting solutions.

THE HOTJOBS.COM SOLUTION

    We provide comprehensive online recruiting solutions for employers and job seekers. Our solutions include our online employment exchange, WWW.HOTJOBS.COM, our browser-based proprietary recruiting software, Softshoe, and our WorkWorld job fairs. Additionally, we provide strategic consulting and development services focused on improving the efficiency and effectiveness of the recruiting process for employers. As companies increasingly utilize the Internet to improve their recruiting processes, we believe that our solution enables our customers to leverage the lower cost and real-time communication enabled by the Internet while retaining many of the positive attributes of traditional recruiting methods.

    BENEFITS TO JOB SEEKERS

    Our WWW.HOTJOBS.COM employment exchange empowers job seekers to find employment opportunities posted directly by employers at no cost to the job seeker. Key features of our solution for job seekers include:

    - DIRECT ACCESS TO A LARGE AND GROWING LIST OF EMPLOYERS. Our WWW.HOTJOBS.COM site offers job seekers direct access to job postings from over 2,500 member employers. Unlike most online recruiting services, we exclude headhunters from our site to ensure direct contact between our job seekers and member employers. Job seekers can search for and apply to specific job openings or submit their resumes to our resume database, providing our member employers with access to their resumes unless blocked by the job seeker.

    - PRIVACY. Through the use of the HotBlock feature, job seekers can prevent the viewing of their resumes. With this feature, job seekers can eliminate unwanted solicitations and avoid detection by their current employers.

    - PERSONALIZATION. We enable job seekers to set up their own career home page, My HotJobs, free of charge and provide them with tools to manage their job searches. We also provide job seekers with the ability to set up personal job search agents, enabling them to create customized and automated searches based on their specifications, such as job type or geographic preference. This service also provides job seekers with email notification during a specified period of time of any new jobs added to the system which match the job seeker's specifications.

    - DETAILED, CURRENT INFORMATION. We provide in-depth company and job descriptions, enabling job seekers to apply for those jobs for which they are most qualified and minimizing the need for additional research. Additionally, each job posting includes a date stamp, giving the job seeker information about the age of a particular job posting.

    - JOB SEARCH TOOLS. We provide job seekers with the ability to store job search information, including a "shopping cart" to store multiple job search results as well as cover letter storage related to specific job inquiries. Additionally, job seekers can keep track of currently active jobs for which they have applied and can analyze the effectiveness of their job searches by tracking the number of times their resumes appear in an employer's search and are subsequently viewed.

    - CAREER RESOURCES. We provide job seekers with career resources, including a bookstore, original editorial content and job seeker message boards.

    BENEFITS TO EMPLOYERS

    We provide employers with a comprehensive Internet-based recruiting solution focused on reducing the cost and time to hire a new employee. This comprehensive solution includes WWW.HOTJOBS.COM, our online employment exchange, our Softshoe recruiting software, our WorkWorld job fairs and related advertising and consulting services. We developed our solution to provide employers with access to a high quality pool of job seekers and the tools necessary to manage the workflow involved in the recruiting process. Key features of our solution for employers include:

    - FLEXIBLE PRICING MODEL. We offer employers a fully automated, cost-efficient means to recruit job seekers online. Our pricing model allows employers to choose between different levels of service to meet their needs. Depending upon the employer's requirements, employers may choose to pay periodic subscription fees to become a member of our online employment exchange based on the number of the employer's recruiters that have access to the exchange, to utilize our online software on a subscription fee basis or to purchase customized consulting services.

    - DIRECT ACCESS TO A LARGE NUMBER OF JOB SEEKERS. Through our employment exchange, we offer member employers access to our growing job seeker database which currently contains more than 540,000 resumes. We do not allow headhunters to search our resume database or to place job advertisements on our job board. By limiting access only to member employers, we provide direct access to our pool of job seekers and eliminate competition for candidates from headhunters.

    - REAL-TIME JOB POSTING, TRACKING AND MANAGEMENT TOOLS. We provide member employers the ability to post, track and manage job openings in a real-time environment. Our solution enables a member employer to remove a posting once a position has been filled and replace it with a new posting. We believe that this reduces unnecessary expenditures of time and money experienced in traditional recruiting methods.

    - REDUCE UNWANTED RESUMES. Because we do not charge on a per-word basis, our solution allows employers to provide in-depth job descriptions, allowing candidates to self-select jobs for which they are qualified. Additionally, employers can pre-screen applicants using online testing and remove a job posting as soon as it is filled. We believe these functions minimize the receipt by employers of unqualified or untimely resumes.

    - VALUE ADDED RECRUITING MANAGEMENT SOFTWARE. In addition to our online employment exchange, we provide our proprietary browser-based recruiting software to help employers better manage the entire recruiting process. Softshoe provides private label job board and applicant tracking capabilities, enabling employers to coordinate online and traditional recruiting methods and to share information throughout their entire organization. This enables improved coordination and communication among recruiters, hiring managers and executive management.

    - DISTRIBUTION OF JOB POSTINGS. Through our relationships with third-party Websites, we are able to offer our member employers the ability to place their HotJobs.com job postings onto high-traffic third party Websites including Yahoo!, Alta Vista, Usenet and America's Job Bank at no additional cost. We have also entered into arrangements with theglobe.com, Inc., E*Trade Group Inc., About.com, Inc. and TechRepublic, Inc. providing direct access to WWW.HOTJOBS.COM from their sites.

THE HOTJOBS.COM STRATEGY

    Our objective is to become the leading global provider of online recruiting services. Key elements of our strategy include:

    - BUILD GLOBAL BRAND AWARENESS. We believe that it is essential to establish a strong global brand. We utilize an aggressive marketing program involving print, radio, outdoor, online and television marketing to promote HotJobs.com. For example, in January 1999, we aired a television commercial during the Super Bowl which resulted in a 117% increase in traffic to our site in the following month. We intend to expand our use of public relations, strategic alliances and other marketing programs designed to promote our global brand and build loyalty among our member employers and job seekers.

    - ACCELERATE NEW SUBSCRIBER GROWTH. We intend to accelerate the growth of our subscriber base by rapidly expanding the size of our sales force and locating it in select markets throughout the U.S. Generally, we have found that we are more successful in obtaining member employers in markets in which we have a local presence, providing us with a better understanding of a market's particular recruiting needs.

    - CONTINUE TO ENHANCE SITE FUNCTIONALITY AND FEATURES. We intend to provide the best available tools to empower job seekers and employers to more effectively manage their job seeking and recruiting processes. We are developing product and service enhancements aimed at both member employers and job seekers to continue to improve our user interface, searching capabilities, workflow and collaboration, data visualization, navigability, reporting and forecasting. In addition, we intend to enhance content for job seekers. We believe that these enhancements will increase interest in and traffic to our Website.

    - EXPAND OUR RELATIONSHIP WITH MEMBER EMPLOYERS. We focus significant sales efforts on expanding our relationship with member employers by offering additional products and services. These efforts include the sale of additional subscriptions to WWW.HOTJOBS.COM, Softshoe recruiting software, participation in our WorkWorld job fairs and online advertising and consulting services.

    - PROVIDE ADDITIONAL CAREER CHANNELS IN SPECIFIC FIELDS. We intend to increase the appeal and ease of use of WWW.HOTJOBS.COM for job seekers by offering career channels in specific fields such as healthcare, legal services and biotechnology.

    - EXPAND INTERNATIONAL OPERATIONS. We intend to expand our international operations to attract new job seekers and member employers in new markets and to allow us to better serve our global member employers. We plan to accomplish this by opening facilities, making acquisitions and effecting strategic alliances, investments or licensing arrangements that enhance our appeal to unique communities of job seekers. By opening international offices, we believe we will be better positioned to acquire new job seekers and member employers in those countries. We launched our Australian operations at the Internet World Show in Sydney, Australia in August 1999.

    - PURSUE STRATEGIC ACQUISITIONS. From time to time, we evaluate acquisition and investment opportunities in complementary businesses, products and technologies. We explore opportunities that may accelerate our growth; add new content, advertisers, member employers and job seekers; develop new technologies; and penetrate new markets. Presently, we do not have any commitments or understandings for acquisitions or investments and we are not presently engaged in negotiations.

PRODUCTS AND SERVICES

    WWW.HOTJOBS.COM

    Our WWW.HOTJOBS.COM employment exchange creates a direct link between member employers and job seekers. We empower both job seekers and member employers by providing them with the tools and functionality they need to plan, execute, monitor and control their employment searches.

    Key features for job seekers and member employers are outlined below:

                        JOB SEEKER FEATURES                 MEMBER EMPLOYER FEATURES
               -------------------------------------  -------------------------------------

PRICING        - Free of charge                       - Recurring subscription fee

REACH          - Searchable database with access to   - Ability to search over 540,000
                 more than 2,500 member employers       resumes
                                                      - Recorded over 2.2 million visits in
                                                        September 1999

                                                      - Ability to post job listings to
                                                      third party sites, including Yahoo!,
                                                        AltaVista, Usenet and America's Job
                                                        Bank, at no additional cost

DIRECT         - Direct access to member employers;   - No headhunters may post jobs or
  EXCHANGE       no headhunter listings permitted       search our resume database

CUSTOMIZATION  - Personal Job Search Agent            - Allows for a detailed job
               - Personal career home page            description and a full company
                                                        profile
                                                      - Test module feature allows pre-
                                                        screening of candidates

REAL-TIME      - Up-to-date job postings              - Ability to remove job postings at
               - Date stamping of all job postings      any time
                                                      - Date stamping of resumes
                                                      - Immediate receipt of resume
                                                        submissions

PRIVACY        - Ability to restrict access to their  - Search and review job seeker
                 resume                                 resumes anonymously

TRACKING AND   - Automatic email notification         - Ability to respond directly to job
  MONITORING     confirming application receipt         seekers
               - Online "shopping cart" to store      - Storage and management of job
               jobs                                     listings and resumes
               - Ability to store resumes and cover   - Ability to coordinate job postings
                 letters                                for member employers with multiple
               - Archive job applications               accounts
                                                      - Multiple recruiters within an
                                                        enterprise can share notes on an
                                                        applicant

                        JOB SEEKER FEATURES                 MEMBER EMPLOYER FEATURES
               -------------------------------------  -------------------------------------
STATISTICS     - Number of times resume has come up   - Number of times a job posting comes
                 in a search and subsequently been      up in a search, is viewed and
                 viewed and how many jobs to which      applied to by job seekers
                 the job seeker has applied

COMMUNITY      - Career resources, bookstore,
                 original editorial content and job
                 seeker message boards

    SOFTSHOE

    Introduced in September 1997, our Softshoe recruiting software permits employers to manage their enterprise-wide recruiting process by leveraging the cost-efficiencies associated with the Internet. Softshoe provides employers with the ability to create a private label, publicly-viewed job board and an internal employee-only job board, to schedule and track the results of interviews and other recruiting events and to prepare detailed analyses of the company's recruiting efforts. Softshoe provides a browser-based interface that allows multiple participants within an employer's organization to coordinate their efforts in the recruiting process. These participants include recruiters, administrators, executives and hiring managers, each of whom is able to access different levels of information relevant to their involvement in the recruiting process.

    Softshoe provides extensive online reports that allow users to analyze processes and statistical data to establish and refine strategic recruiting initiatives. Examples of these reports include time to hire, number of hires, source of applicants and equal opportunity employment data.

    WORKWORLD AND OTHER SERVICES

    We conduct a series of job fairs known as WorkWorld. Like WWW.HOTJOBS.COM, these job fairs do not allow headhunters to participate. Unlike the traditional job fair model which leaves recruiters with thousands of paper resumes to sort through, our fairs are fully integrated into the WWW.HOTJOBS.COM system, placing all job seekers' information online. Job seekers can log onto WorkWorld.com to view a schedule of upcoming events and a list of participating employers and to apply directly to available jobs. Recruiters can then schedule appointments with candidates prior to the actual event. WorkWorld job fairs also serve to provide a physical forum for our account executives to meet directly with employers.

    We also offer consulting services to assist employers with automating the recruiting and job advertising processes in areas including recruiting process re-engineering and Web page design, online advertising and customization.

CUSTOMERS

    As of September 30, 1999, our customer base included over 2,500 employers in industries such as technology, financial services, health care, professional services, retail and telecommunications. Some of our member employers include:

Amazon.com, Inc.
America Online, Inc.
Central Intelligence Agency
City of Palo Alto
CNBC
CNN

Drugstore.com, Inc.
E*Trade Group Inc.
Hewlett-Packard Company
The Home Depot, Inc.
Intel Corporation
Merck & Co. Inc.

Microsoft Corporation
Nike, Inc.
Procter & Gamble
Union Carbide Corporation
The Walt Disney Company
Yankee Group
Young & Rubicam

    As of September 30, 1999, clients that have purchased Softshoe to manage their recruiting systems include:

Coors Brewing Company
DoubleClick, Inc.
Ford Motor Company
Humana Inc.

Lucent Technologies
Tricon Global
  Restaurants, Inc.

Wang Government Services
  Division
Warburg Dillon Read

    For the period from February 20, 1997 to December 31, 1997 and the year ended December 31, 1998, there was no customer that accounted for more than 10% of our revenues.

SALES AND MARKETING

    As of September 30, 1999, our direct sales force consisted of 68 account executives located in New York, San Francisco, Boston, Chicago and Sydney, Australia. We obtain new corporate members primarily through telemarketing directly to employers as well as leads generated from online inquiries and referrals. In addition, we solicit employers through participation in human resource industry trade shows and similar events. To encourage our account executives to maintain and build our relationship with our member employers, we pay them a monthly commission that is a fixed percentage of all periodic fees paid by the accounts with whom they have established a relationship. This also creates an opportunity for account executives to sell other components of our online recruiting solution such as our Softshoe recruiting software, participation in our WorkWorld job fairs and related advertising and promotional opportunities.

    We utilize an aggressive marketing program involving print, radio, outdoor, online and television advertising to promote WWW.HOTJOBS.COM as a leading employment exchange. We also support a consistent direct marketing and educational campaign to our member companies regarding online recruiting developments and practices. We plan to continue to use key marketing events, coupled with public relations efforts, to promote awareness of the HotJobs.com brand.

    In addition, we have developed co-promotional events and marketing campaigns for both WWW.HOTJOBS.COM and WorkWorld. Some examples of these include: Jane Magazine Fall College Tour and Experienceonline.com college career center tour. Our October '99 WorkWorld job fair was produced in conjunction with the Fall Internet World '99 Exhibit and Conference.

BUSINESS ALLIANCES

    We have entered into the following alliances to expand our distribution network, providing added value to our member employers, and increasing recognition of the HotJobs.com brand:

    THEGLOBE.COM, INC. We have entered into a co-branding agreement with theglobe.com, Inc., an online network that fuses together lifestyle and entertainment content and commerce with personal interaction. This alliance will fully integrate HotJobs.com's employment opportunities within Careers, theglobe.com's new sub-theme area. Users of theglobe.com will be able to create resumes through theglobe.com's home page builder and post them at HotJobs.com's co-branded service.

    E*TRADE GROUP INC. We have entered into a co-branding agreement with E*Trade Group Inc., a leading provider of online investing services. Under this agreement, visitors to the "Community" page on www.etrade.com will have access to "Hot Jobs of the Week," a feature of HotJobs.com that highlights certain job opportunities. The agreement also calls for online and offline marketing components, including banners and direct mail.

    ABOUT.COM, INC. We have entered into a co-branding agreement and an advertising agreement with About.com. Under the co-branding agreement, we will build, maintain and host targeted, co-branded job listings sites which users of About.com will be able to access from certain channels such as Business/Careers. Under the advertising agreement, About.com has agreed to deliver advertising impressions to us through such avenues as home page-links and banner ads.

    TECHREPUBLIC, INC. We have entered into a co-branded job board and content licensing agreement with TechRepublic. Under this agreement, we will design a co-branded job board for TechRepublic which will include the basic functionality of WWW.HOTJOBS.COM. The agreement provides that we will be the exclusive online recruiting solutions provider for TechRepublic, and we will provide links to TechRepublic content on our Website.

    HotJobs.com enters into relationships that allow us to acquire editorial content and/or Web services that are relevant to our job seeker audience. These include salary calculators, relocation services, company biographies and other pertinent information.

    Parties with whom we have entered into alliances may not perform their obligations as agreed. Our business alliances generally do not establish minimum performance requirements but instead rely on voluntary efforts. In addition, most of our alliance agreements may be terminated by either party with little notice.

TECHNOLOGY

    We developed our technology to serve a large volume of Web traffic in an efficient, scalable and fault-tolerant manner. The system updates its data files, providing useful search and statistical results to the user. We designed the system to scale easily to support geometric growth without the need to re-architect, or acquire hardware/software systems at a geometric rate.

    We currently support our production servers in-house, but have signed contracts to co-locate at Level(3) and Frontier Global Center, Web co-location facilities and Internet service providers. These facilities include features such as:

    - protection against a power loss;

    - multiple pathways for data to be passed to the Internet;

    - arrangements with other ISPs to exchange data in order to allow a packet of data to travel the shortest and least congested pathway;

    - fire suppression; and

    - physical space that allows us to grow without being limited by "environmental" factors while simultaneously providing sufficient bandwidth capacities.

    As we expand our leased application hosting, we intend to increase our use of the services provided by Level(3), Frontier Global Center and other co-location providers. Our contract with Level(3) began on April 15, 1999 and has a one-year term with month-to-month renewals thereafter. We pay monthly fees of $9,000 under the agreement. Level(3) can discontinue service under certain circumstances, including failure by us to pay our bills. Our contract with Frontier Global Center began on September 15, 1999 and has a two-year term. Fees payable under our agreement with Frontier Global Center will vary depending upon our usage.

    Our software is written using open standards, such as ANSI C, C++, ECMA-262 Script, and HTML, and interfaces with products from Oracle, Netscape Communications, Inc. and Thunderstone. Our template-based page generation using our proprietary tagging language allows for rapid deployment of user interface changes without the necessity to recompile code. This also allows us to develop co-branded sites rapidly without re-engineering.

    We have standardized our hardware platform on Sun Microsystems servers, Cisco routers, Foundry Networks switches and Boxhill disk arrays. Our network topology is designed to sustain multiple failures by various components without down-time.

COMPETITION

    The market for online recruiting solutions is intensely competitive and highly fragmented. We compete with companies, including recruiting search firms, that offer a single database "job board" solution, such as Monster.com, as well as newspapers, magazines and other traditional media companies that provide online job search services, such as CareerPath.com. We also compete with large Internet information hubs, or portals, such as Excite@Home. We may experience competition from potential customers to the extent that they develop their own online recruiting offerings internally. In addition, we compete with traditional recruiting services, such as headhunters, for a share of employers' total recruiting budgets. We expect to face additional competition as other established and emerging companies, including print media companies and headhunters with established brands, enter the online recruiting market.

    Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger client bases than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions.

    We believe that there will be rapid business consolidation in the online recruiting industry. Accordingly, new competitors may emerge and rapidly acquire significant market share. In addition, new technologies will likely increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our competitive position. Competition could result in reduced margins on our products and services, loss of market share or less use of WWW.HOTJOBS.COM by job seekers and employers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    There is an increasing number of laws and regulations pertaining to the Internet, including laws or regulations relating to user privacy, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and domain name registration. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, patent, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing.

    PRIVACY CONCERNS. Government agencies are considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Websites. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of our users, these programs may not conform to any regulations adopted by these agencies. In addition, these regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide advertisers with demographic information. The European Union (the "EU") has adopted a directive that imposes restrictions on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the United States. The directive may adversely affect the activities of entities such as HotJobs.com that plan to engage in data collection from users in EU member countries.

    DOMAIN NAMES. Domain names are the user's Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. Although we have applied to register "HotJobs.com" as a trademark, third parties have and may continue to bring claims for infringement against us for the use of this trademark. In the event those claims are successful, we would lose the ability to use the HotJobs.com domain name. There can be no assurance that our domain name will not lose its value, or that we will not have to obtain entirely new domain names in addition to or in lieu of our current domain names if reform efforts result in a restructuring in the current system.

    JURISDICTIONS. Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in New York City, the governments of other states and foreign countries might attempt to regulate our business activities. In addition, because our service is available over the Internet in multiple states and foreign countries, these jurisdictions may require us to qualify to do business as a foreign corporation in each of these states or foreign countries, which could subject us to taxes and other regulations.

INTELLECTUAL PROPERTY

    Our success depends to a significant degree upon the protection of our proprietary technology, including Softshoe recruiting software, and the HotJobs.com brand name. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. If this were to occur, our business could be materially adversely affected. We rely upon a combination of patents, copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

    We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property.

    We filed with the U.S. Patent and Trademark Office to register the trademark "www.hotjobs.com" for "providing a Web site in the field of employment opportunities and career placement which offers the exchange of information." The PTO initially refused registration, citing a prior existing U.S. trademark registration. The PTO also initially informed us that, if we overcame its objection relating to the existing trademark and our application proceeds, it could refuse to register our mark because of a likelihood of confusion with two other prior pending trademark applications. We have entered into a written consent agreement with the prior registrant in which the registrant consents to our use and registration of our mark on grounds that there is no likelihood of confusion between the two marks. Despite the consent agreement, we cannot guarantee that we will be successful in overcoming the PTO's refusal to register our mark because of the prior registration. One of the two pending trademark applications cited against us has since been abandoned, removing that as a potential block to our registration. However, the other prior pending application has since matured to registration, and the PTO has refused our registration on grounds that it conflicts with this new registration. We cannot assure you that that we can overcome the PTO's refusal to register our mark because of this new registration, and thus we may be prevented from securing a federal registration for "www.hotjobs.com." In addition, in May 1998, the trademark applicant who has since abandoned its application made claims regarding prior use and ownership of "hotjobs" as a trademark. We investigated these claims and have not found any verifiable basis for these claims. We responded to that effect on June 1, 1998 and have not received any further correspondence. Adverse outcomes to these claims or any related litigation, should it occur, could result in us being limited or prohibited from further using the "www.hotjobs.com" mark and related derivative marks in the future. We are not able at this time to evaluate the likelihood of any subsequent actions related to those claims or an unfavorable outcome in the event such claims are reasserted, or to estimate the amount or range of any related potential loss.

    We currently hold a trademark registration in the United States for Softshoe. Effective trademark protection may not be available in all countries in which we intend to conduct business. Policing unauthorized use of our marks is also difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, impeding our ability to build brand identity and possibly leading to customer confusion.

EMPLOYEES

    As of September 30, 1999, we had 173 employees, of whom 112 worked in sales, marketing, client services, and business development, 34 in product development and 27 in finance, administration, and corporate operations. From time to time, we employ independent contractors and consultants to support research and development, marketing and sales, and business development. None of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

    Our principal executive offices are currently located in approximately 9,900 square feet of office space in New York, New York under a lease that expires in March 2004, but which can be terminated by either party with 90 days notice. In March 1999, we leased approximately 1,280 square feet of office space in San Francisco, California under a five-year lease expiring in 2004. In July 1999, we leased approximately 2,100 square feet of office space in Sydney, Australia under a three-year lease expiring in 2002. In September 1999, we leased approximately 5,300 square feet of office space in Chicago, Illinois under a five-year lease expiring in 2004. We intend to expand our sales, marketing and technology operations and therefore may require additional facilities in the future.

LEGAL PROCEEDINGS

    There are no material legal proceedings pending or, to our knowledge, threatened against us.

                                   MANAGEMENT

    The following table sets forth, as of September 30, 1999, the name, age and position within HotJobs.com of each of our directors and executive officers.

NAME                                       AGE                            POSITION
----                                     --------   -----------------------------------------------------
Richard S. Johnson.....................     38      President, Chief Executive Officer and Chairman of
                                                    the Board of Directors
Stephen W. Ellis.......................     49      Chief Financial Officer and Director
Dimitri J. Boylan......................     38      Chief Operating Officer, Secretary and Director
George J. Nassef, Jr...................     35      Chief Information Officer
Philip Guarascio.......................     58      Director
John A. Hawkins........................     39      Director
John G. Murray.........................     37      Director
Kevin P. Ryan..........................     36      Director

    RICHARD S. JOHNSON founded HotJobs.com in February 1997 and has served as our President, Chief Executive Officer and Chairman of the board of directors since inception. From 1988 to 1997, Mr. Johnson served as President of OTEC, Inc., a New York-based recruiting firm focusing on IT professionals.
Mr. Johnson co-founded OTEC in 1988 and remains one of its directors and principal stockholders. Mr. Johnson received his bachelor's degree from Bucknell University. Mr. Johnson is a member of the Society of Human Resource Management and of New York's New Media Association.

    STEPHEN W. ELLIS has served as our Chief Financial Officer since
April 1999, and as a director since May 1999. From March 1998 through
December 1998, Mr. Ellis served as the Chief Financial Officer for Biztravel.com, an Internet-based travel services company. Prior to that, from March 1997 through February 1998, Mr. Ellis was the Chief Financial Officer for Metromedia Fiber Network (NASDAQ: MFNX), a facilities-based fiber optic/telecom services company. Mr. Ellis also served as an executive officer of Data Broadcasting Corporation (NASDAQ: DBCC), a financial market-data company, first as Chief Financial Officer from 1992 to 1995 and then as Executive Vice President, Finance through March 1997. Mr. Ellis holds a bachelor's degree from the Massachusetts Institute of Technology and a Master of Business Administration from the Stanford University Graduate School of Business.
Mr. Ellis is a Certified Public Accountant. He also is on the board of directors of the following private companies: FSA Capital, Inc., TreeSource, Inc. and US Medical Network, LLC.

    DIMITRI J. BOYLAN has served as our Chief Operating Officer since
March 1998, and as our Vice President of Sales and Marketing from February 1997 until March 1998. Mr. Boylan has also served as a director since May 1999. From October 1990 until October 1997, Mr. Boylan served as the managing director of recruiting for OTEC. Mr. Boylan earned a master's degree from the University of Illinois and a bachelor's degree from the University of Pennsylvania.

    GEORGE J. NASSEF, JR. has served as our Chief Information Officer since June 1999. From December 1998 to June 1999, Mr. Nassef was president of his own consulting business related to Internet technologies. From February 1997 until December 1998, Mr. Nassef served as Chief Information Officer of Biztravel.com, an Internet-based travel services company. From January 1996 until February 1997, Mr. Nassef held positions with The SABRE Group, most recently as Managing Director of Platform Technologies. From August 1987 until January 1996,
Mr. Nassef held systems engineering positions with American Airlines' Data Processing Division. Mr. Nassef holds a bachelor's degree from Texas A&M University.

    PHILIP GUARASCIO has served as a director since August 1999. Mr. Guarascio has been a Vice President of General Motors Corporation since July 1994, where he is primarily responsible for worldwide advertising resource management, managing consolidated media placement efforts and working with General Motors' North American Operations vehicle divisions to increase marketing effectiveness and efficiency. Mr. Guarascio also manages corporate image advertising activities and oversees GM Credit Card operations and GM's Enterprise Customer System. Prior to this current position, from July 1992 to July 1994, Mr. Guarascio served as General Manager of Marketing and Advertising for General Motors' North American Operations.
Mr. Guarascio joined General Motors in 1985 after 21 years with the New York advertising agency, D'Arcy, Masius, Benton & Bowles (formerly Benton & Bowles, Inc.). Mr. Guarascio currently serves on the board of directors of Snyder Communications, Inc. (NYSE: SNC), and is a member of its audit and compensation committees. Mr. Guarascio is Chairman Emeritus of the Advertising Council and serves on the Executive Committee of that organization. He also serves on the boards of the Association of National Advertisers, the Women's Sports Foundation, the Ellis Island Restoration Commission and the American Film Institute.

    JOHN A. HAWKINS has served as a director since May 1999. In 1995,
Mr. Hawkins co-founded Generation Partners L.P., a private equity fund. From 1987 until 1995, Mr. Hawkins was a General Partner of Burr, Egan, Deleage & Co., a $700 million venture capital firm. Mr. Hawkins specializes in information technology investments including data communications and telecommunications, software and the Internet. Mr. Hawkins graduated with a bachelor's degree from Harvard College and received his Master of Business Administration from the Harvard Graduate School of Business. Mr. Hawkins currently serves on the boards of P-COM, Inc. (NASDAQ: PCMS), PixTech (NASDAQ: PIXT), Enso Audio Imaging Corporation, Dover Pacific Computing, Inc., High End Systems, Inc. and Linguateq, Inc.

    JOHN G. MURRAY has served as a director since May 1999. Since June 1998,
Mr. Murray has been a Managing Director of Deutsche Bank Securities Inc., formerly BT Alex. Brown Incorporated, specializing in the venture capital service sector. From January 1994 to June 1998, Mr. Murray served as a principal of BancBoston Robertson Stephens, specializing in the venture capital service sector. Mr. Murray received his bachelor's degree from St. Lawrence University and his Master of Business Administration from The Wharton School of Finance.

    KEVIN P. RYAN has served as a director since June 1999. Mr. Ryan has served as Chief Operating Officer of DoubleClick, Inc. (NASDAQ: DCLK) since April 1998 and as President since July 1997. From June 1996 to April 1998, Mr. Ryan served as DoubleClick's Chief Financial Officer. From January 1994 to June 1996,
Mr. Ryan served as Senior Vice President, Business and Finance for United Media, a licensing and syndication company representing comics, columnists and wire services to over 2,000 newspapers around the world. From April 1991 to December 1993, Mr. Ryan served as Senior Manager, Finance for Euro Disney, and from August 1985 to September 1989, Mr. Ryan was an investment banker for Prudential Investment Corporation in both the United States and the United Kingdom.
Mr. Ryan received his bachelor's degree from Yale University and his Master of Business Administration from INSEAD.

CLASSES OF DIRECTORS

    In accordance with the terms of our amended and restated certificate of incorporation, our board of directors has been divided into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. Messrs. Ryan and Murray are Class I directors whose terms expire at the 2000 annual meeting of stockholders. Messrs. Ellis and Hawkins are Class II directors whose terms expire at the 2001 annual meeting of stockholders. Messrs. Johnson, Boylan and Guarascio are Class III directors whose terms expire at the 2002 annual meeting of stockholders. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

BOARD COMMITTEES

    Our Compensation Committee is responsible for reviewing and recommending to the Board the compensation arrangements provided to the management of HotJobs.com and administers our stock option plans. The members of the Compensation Committee are Messrs. Ellis, Murray and Hawkins.

    Our Audit Committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. The members of the Audit Committee are Messrs. Ellis, Hawkins and Ryan.

DIRECTOR COMPENSATION

    We do not currently compensate our directors for attending board of director or committee meetings, but we reimburse directors for their reasonable travel expenses incurred in connection with attending these meetings. At the time of his election to the board, we granted Mr. Ryan options to purchase 20,000 shares of our common stock at an exercise price of approximately $3.38. In August 1999, we granted Messrs. Guarascio, Hawkins and Murray options to purchase 20,000 shares of our common stock at $8.00 per share under our 1999 Stock Option/Stock Issuance Plan. Beginning with our annual meeting of stockholders in 2000, each of our non-employee directors will receive an annual grant of options to purchase 5,000 shares of common stock so long as he or she has served on the board for at least 6 months.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the fiscal year ended December 31, 1998, the Compensation Committee of the board of directors consisted of Richard S. Johnson. No interlocking relationship exists or has existed between Mr. Johnson or any other member of our board of directors and any members of the board of directors or compensation committee of any other company.

EMPLOYMENT AGREEMENTS

    Richard S. Johnson, Stephen W. Ellis, Dimitri J. Boylan and George
J. Nassef, Jr. each has an employment agreement with us.

    TERM. The agreement of each of Messrs. Johnson, Ellis and Boylan became effective on May 6, 1999 and expires on May 5, 2002 and will automatically renew for additional one-year terms after that date unless HotJobs.com gives the executive written notice of its desire not to renew the agreement at least six months prior to the expiration of the initial or any additional term.
Mr. Nassef's employment agreement became effective on June 18, 1999 and shall continue until terminated by him or by us.

    SALARY.  The annual salary for each of these executives is as follows:
Mr. Johnson, $200,000; Mr. Ellis, $175,000; Mr. Boylan, $175,000; and
Mr. Nassef, $175,000. Also, each of these executives is entitled to an annual bonus determined by the Compensation Committee of the board of directors. The annual salary of each of Messrs. Johnson, Ellis and Boylan will increase by a minimum of 10% each year.

    STOCK OPTION GRANTS. Mr. Ellis received stock options to purchase 360,000 shares of our common stock. On August 10, 1999, 180,000 of these options vested automatically in connection with our initial public offering, and 90,000 options will vest on each of May 6, 2001 and 2002. Mr. Nassef received stock options to purchase 180,000 shares of our common stock. On August 10, 1999, 90,000 of these options vested automatically in connection with our initial public offering; 30,000 options will vest on June 18, 2001; and 60,000 options will vest on June 18, 2002.

    TERMINATION OF AGREEMENTS. We can terminate these employment agreements with or without cause by delivering written notice to the executive. Each executive may terminate his employment agreement with or without good reason by delivering written notice to us. Upon termination of the agreements of each of Messrs. Johnson, Ellis and Boylan by us without cause or by the executive for good reason, the executive is entitled to the greater of his annual salary for the remainder of the term of the agreement or one year of salary and all options become immediately exercisable. Upon termination of Mr. Nassef's employment agreement by us without cause or by Mr. Nassef for good reason, Mr. Nassef is entitled to six months of salary.

    NONCOMPETITION AND CONFIDENTIALITY. Each of the executives with an employment agreement has agreed not to compete with us, solicit our suppliers or employees or reveal our confidential information during the term of his employment agreement and for two years thereafter. In addition, each executive is bound by a proprietary inventions agreement which prohibits the executive from, among other things, disseminating or using confidential information about our business or clients in any way that would be adverse to us.

EXECUTIVE COMPENSATION

    The following table sets forth summary information concerning all compensation we paid our Chief Executive Officer during the year ended December 31, 1998. We did not pay any other executive officer over $100,000 in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                    COMPENSATION
                                           ANNUAL COMPENSATION    -----------------
                                          ---------------------   SHARES UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION               SALARY($)   BONUS($)       OPTIONS(#)       COMPENSATION
---------------------------               ---------   ---------   -----------------   ------------
Richard S. Johnson
  President and Chief Executive
  Officer...............................  $182,000          --               --               --

OPTION GRANTS IN LAST FISCAL YEAR/OPTION EXERCISES AND HOLDINGS

    Mr. Johnson did not own any options or stock appreciation rights in 1997 or 1998. In 1999, we granted Mr. Johnson options to purchase 240,000 shares of our common stock at an exercise price of approximately $0.05, options to purchase 120,000 shares of our common stock at an exercise price of approximately $3.38 and options to purchase 150,000 shares of our common stock at an exercise price of $8.00.

1999 STOCK OPTION/STOCK ISSUANCE PLAN

    The 1999 Stock Option/Stock Issuance Plan became effective upon its adoption by our board of directors and approval by our stockholders on June 30, 1999. We have authorized 4,500,000 shares of common stock for issuance under the 1999 Stock Option/Stock Issuance Plan. We have granted Messrs. Guarascio, Hawkins and Murray options to purchase 20,000 shares of our common stock under the plan. In no event may any one participant in the 1999 Stock Option/

Stock Issuance Plan receive option grants or direct stock issuances for more than 1,000,000 shares in the aggregate per calendar year.

    The 1999 Stock Option/Stock Issuance Plan has three separate programs:

    - the discretionary option grant program under which eligible individuals in our employ or service (including officers, non-employee board members and consultants) may be granted options to purchase shares of our common stock;

    - the stock issuance program under which such individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services; and

    - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members.

    The discretionary option grant and stock issuance programs will be administered by our Compensation Committee. This committee will determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the exercise or purchase price for each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. Neither the Compensation Committee nor the board will exercise any administrative discretion with respect to option grants made under the automatic option grant program for the non-employee board members.

    The exercise price for the options may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Compensation Committee may allow a participant to pay the option exercise price or direct issue price (and any associated withholding taxes incurred in connection with the acquisition of shares) with a full-recourse, interest-bearing promissory note.

    In the event that we are acquired, whether by merger or asset sale or board-approved sale by the stockholders of more than 50% of our voting stock, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent the repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The Compensation Committee may grant options under the discretionary option grant program which will accelerate in the acquisition even if the options are assumed or which will accelerate if the optionee's service is subsequently terminated. The Compensation Committee may also grant options and issue shares which accelerate in connection with a hostile change in control effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members or the options and shares may accelerate upon a subsequent termination of the individual's service.

    Stock appreciation rights may be issued under the discretionary option grant program which will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares subject to the surrendered option less the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash, in shares of our common stock or in a combination of cash and shares of our common stock.

    The Compensation Committee has the authority to cancel outstanding options under the discretionary option grant in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

    Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant program and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with such a limited stock appreciation right may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share equal to the highest price per share of common stock paid in connection with the tender offer less the exercise price payable for such share.

    Under the automatic option grant program, each individual who first joins the board after August 10, 1999 as a non-employee board member who is not affiliated with a significant stockholder of HotJobs.com will automatically be granted an option for 20,000 shares of our common stock at the time of his or her commencement of board service. In addition, on the date of each annual stockholders meeting, beginning with the 2000 meeting, each nonemployee director who is to continue to serve as a non-employee board member will receive an option grant to purchase 5,000 shares of our common stock, provided he or she has served on the board for at least 6 months. Each outstanding option will immediately vest upon an acquisition or change in control or the death or disability of the optionee while serving as a board member.

    The board may amend or modify the 1999 Stock Option/Stock Issuance Plan at any time, subject to any required stockholder approval. The 1999 Stock Option/Stock Issuance Plan will terminate no later than June 30, 2009.

STOCK AWARD PLAN

    Prior to our initial public offering, our Stock Award Plan served as our equity incentive program. The Stock Award Plan became effective upon its adoption by our board of directors and approval by our stockholders on April 1, 1998.

    Options to purchase 3,939,800 shares at a weighted average exercise price of approximately $0.65 are currently outstanding under the Stock Award Plan, of which 3,148,800 are exercisable and the remainder vest over a period of three or four years. The options that are not currently exercisable accelerate upon a change of control. A change of control shall be deemed to occur upon any person or entity purchasing more than 50% of our common stock, a merger or consolidation in which our common stock is exchanged for less than 50% of the voting stock of the surviving corporation, or the sale of greater than 50% of our total assets. The remaining terms of the Stock Award Plan are consistent with and substantially similar to the terms of the 1999 Stock Option/Stock Issuance Plan set forth above.

EMPLOYEE STOCK PURCHASE PLAN

    The Employee Stock Purchase Plan became effective on August 10, 1999. The plan is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, through periodic payroll deductions. A total of 250,000 shares of common stock are available for issuance under the plan.

    The plan has a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period began on August 10, 1999 and will end on the last business day in July 2001. The next offering period will begin on the first business day in August 2001, and subsequent offering periods will be set by our Compensation Committee.

    Individuals who are eligible employees on the start date of any offering period may enter the plan on that start date or on any subsequent semi-annual entry date (generally February 1 or August 1 each year). Individuals who become eligible employees after the start date of the offering period may join the plan on any subsequent semi-annual entry date within that period.

    A participant may contribute up to 15% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date (the last business day in January and July each year). The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. The first purchase date will occur on the last business day in January 2000. In no event, however, may any participant purchase more than 1,400 shares, nor may all participants in the aggregate purchase more than 62,500 shares on any one semi-annual purchase date. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

    The board may at any time amend or modify the plan. The plan will terminate no later than the last business day in July 2009.

                           RELATED PARTY TRANSACTIONS

SERIES A PRIVATE PLACEMENT

    Effective May 10, 1999, we sold 1,620,000 shares of our Series A Preferred Stock at a price of $10.00 per share. Upon consummation of our initial public offering, all of the Series A Preferred Stock automatically converted into an aggregate of 3,934,019 shares of common stock. The purchasers of Series A Preferred Stock included the following directors, executive officers and holders of 5% or more of our common stock on a fully-converted basis:

    - FSA Capital, Inc. purchased 42,148 shares of Series A Preferred Stock for $421,480. Stephen W. Ellis, our Chief Financial Officer and a director, is a director of FSA Capital, Inc.

    - Generation Capital Partners L.P. and affiliated investment entities ("Generation Partners") purchased in the aggregate 1,053,704 shares of Series A Preferred Stock for $10,537,040. Generation Partners owns more than 5% of our stock. John A. Hawkins, one of our directors, is a Managing Partner of an affiliate of Generation Partners.

    - John G. Murray, one of our directors, purchased 18,750 shares of Series A Preferred Stock for $187,500. In connection with the Series A Preferred Stock financing, GreenAcre Ventures LLC, of which Mr. Murray is a managing member, purchased 170,592 shares of our common stock from two of our employees.

    - Kevin P. Ryan, one of our directors, purchased 21,074 shares of Series A Preferred Stock for $210,740.

    In connection with our private placement, we entered into a stockholders' agreement with the investors in our Series A Preferred Stock and our current stockholders. In accordance with this agreement, John A. Hawkins, a designee of Generation Partners, and John G. Murray, a designee of the holders of our Series A Preferred Stock, have been elected to our board. In addition, the investors in our Series A Preferred Stock have registration rights applicable to the common stock issuable upon conversion of the Series A Preferred Stock. See "Description of Capital Stock--Registration Rights." Other than the registration rights, all other rights under this agreement terminated upon the closing of our initial public offering.

REDEMPTION OF SECURITIES

    On April 2, 1999, we redeemed shares of our common stock for an aggregate price of $61,000, equal to approximately $0.05 per share, from the following executive officer and employees in the following amounts:

NAME                                     POSITION                                            AMOUNT
----                                     --------                                           --------
Richard S. Johnson.....................  Chairman, Chief Executive Officer and President    $12,200
Allen Murabayashi......................  Director of Technology                             $24,400
Thomas Chin............................  Senior Programmer                                  $24,400

AGREEMENTS WITH DOUBLECLICK

    In April 1999, we entered into a Softshoe Standard License Agreement with DoubleClick, Inc. Pursuant to that agreement, DoubleClick paid us a one-time purchase price of $26,000 for the Softshoe Select License and currently makes monthly payments of $3,500 for our comprehensive hosting and maintenance program. The agreement may be terminated by either party at any time and is of an indefinite term.

    We also have an agreement with DoubleClick pursuant to which we use DoubleClick's DART Service to target and measure our advertisements on Web pages, as well as an agreement pursuant to which DoubleClick places our advertising banners on Web pages. In connection with these agreements, we paid an initial start-up fee of $4,500, and pay monthly service fees based on the number of ad impressions delivered pursuant to each agreement. In 1998 we paid to DoubleClick approximately $108,000 pursuant to these agreements, and we anticipate that we will pay a total of $401,000 in fees under these agreements in 1999. We recently entered into a new DART Service Agreement, pursuant to which we paid an initial fee of $5,000, and anticipate paying monthly fees of approximately $8,250.

    Kevin P. Ryan, one of our directors, is the President and Chief Operating Officer of DoubleClick, Inc.

TRANSACTIONS INVOLVING OTEC

    Richard S. Johnson is the former President and is currently a director and one of two shareholders of OTEC. As of December 31, 1998, OTEC owned approximately 23% of our outstanding voting stock.

    Until May 1999, OTEC served as our principal source of financing. During 1997 and 1998, OTEC paid various expenses on our behalf. These expenses primarily consisted of rents, salaries, computer expenses and other administrative expenses. These expenses totaled approximately $741,600 and approximately $1.2 million for 1997 and 1998, respectively. These amounts were repaid with the proceeds of the Series A Preferred Stock financing.

    OTEC paid compensation expenses for Richard S. Johnson of $137,500 and $182,000 for the period ended December 31, 1997 and for the year ended December 31, 1998, respectively. These amounts do not need to be repaid.

    OTEC also provided cash advances of approximately $2.6 million to us in 1998 of which approximately $2.2 million bore interest at rates ranging from 8.75% to 9.5% per annum. We repaid these cash advances in May and June 1999.

    OTEC and two of its affiliates maintain a line of credit with The Dime Savings Bank of New York ("Dime") in the principal amount of $3.5 million which bears interest at a fluctuating rate of 1% above Dime's established commercial lending rate. OTEC used this line of credit to provide the cash advanced to us in 1998. Until September 16, 1999, we maintained a line of credit with Dime in the principal amount of $500,000 which bore interest at a fluctuating rate of 1% above Dime's established commercial lending rate. OTEC and two of its affiliates pledged all of their assets to secure this loan. As of May 31, 1999, $180,000 remained outstanding under our facility with Dime. We pledged all of our assets to Dime to secure OTEC's line of credit, and OTEC pledged all of its assets to Dime to secure our line of credit. In addition, Mr. Johnson and Bennett Carroccio, one of our principal stockholders and the other stockholder of OTEC, personally guaranteed repayment of all outstanding amounts under both lines of credit. In June 1999, Dime released Messrs. Johnson and Carroccio from their guarantees and released its security interest in our and OTEC's assets. On September 16, 1999 we terminated our line of credit with Dime.

    OTEC paid us $300,000 in 1997 for the license of miscellaneous proprietary software. OTEC paid us $444,000 in 1998 and we expect to be paid $144,000 in 1999 for hosting that software and for purchasing additional software. We believe that these transactions were entered into on an arms-length basis.

    Until recently, we had several joint insurance policies with OTEC and its affiliates. HotJobs.com and OTEC maintained joint policies because it was more economical and convenient to do so. Our commercial property insurance issued by Federal Insurance Company for a one-year term beginning October 15, 1998, covered both our California and New York offices as well as OTEC's California office. Our commercial umbrella policy, also issued by Federal Insurance Company for a one-year term beginning
October 15, 1998, also covered OTEC and its affiliates, as did our workers compensation insurance, issued by Lumbermans Mutual Casualty Company on December 1, 1998 for a term ending October 15, 1999. Effective June 1, 1999, we have stand alone insurance policies in place. We had a joint fiduciary liability policy, issued by Travelers Insurance for a one-year term beginning October 20, 1998, with OTEC and its affiliates. Insurance expenses of $85,096 in 1998 have been allocated by OTEC to HotJobs.com based on the respective number of personnel of these two companies. On July 20, 1999, HotJobs.com obtained its own directors and officers' liability insurance policy.

    Until July 1, 1999, our employees participated in the 401(k) Profit Sharing Plan established in January 1996 by RBL Agency, Ltd., one of OTEC's affiliates. The Plan Trustees are Richard Johnson and Bennett Carroccio. The Plan allowed our employees to defer between 1% and 15% of their compensation. Under the Plan, we made matching contributions of $.50 for every $1.00 contributed by an employee on the first 6% of the employee's salary deferrals, which contribution was subject to vesting. Effective July 1, 1999, our employees began to participate in our own 401(k) Plan and all amounts attributed to our employees in the RBL Plan were transferred to our 401(k) Plan.

    OTEC and RBL, jointly and severally, guarantee certain of our obligations, including our obligation to pay rent under our leases, dated as of April 16, 1999, pursuant to which we rent the 10th, 14th and 16th floors of a building located at 24 West 40th Street in New York City.

    On March 2, 1999, Mr. Johnson granted Mr. Carroccio an option, which expires on March 2, 2002, to purchase 34 shares of OTEC common stock at a purchase price of $4,880 per share and an additional option to purchase 50 shares of each of OTEC's affiliated companies at a purchase price of $1 per share. In addition, Mr. Johnson granted to Mr. Carroccio an irrevocable proxy expiring March 2, 2002 to vote all of Mr. Johnson's shares subject to the option. Similarly, on March 2, 1999, Mr. Carroccio granted Mr. Johnson an option, which expires on March 2, 2002, to purchase 3,264,000 shares of our common stock at a purchase price of approximately $.05 per share. Mr. Carroccio granted Mr. Johnson an irrevocable proxy expiring March 2, 2002 to vote all of his shares of our stock.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 1999, and as adjusted to reflect the sale of the shares of common stock offered by us in this offering for:

    - each person, or group of affiliated persons, who HotJobs.com knows beneficially owns 5% or more of our common stock;

    - each of our directors;

    - each executive officer named in the Summary Compensation Table; and

    - all directors and executive officers of HotJobs.com as a group.

    Except as otherwise noted, the address of each person listed in the table is c/o HotJobs.com, Ltd., 24 West 40th Street, 14th Floor, New York, NY 10018.

    The table includes all shares of common stock beneficially owned by the indicated stockholder as of September 30, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To our knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

    The percent of beneficial ownership for each stockholder is based on 27,248,419 shares of common stock outstanding as of September 30, 1999 and 30,248,419 shares of common stock outstanding after this offering. An "*" indicates ownership of less than 1%.

                                                                        PERCENT OF TOTAL SHARES OF
                                                         SHARES                COMMON STOCK
                                                      BENEFICIALLY   --------------------------------
NAME                                                     OWNED       BEFORE OFFERING   AFTER OFFERING
----                                                  ------------   ---------------   --------------
Richard S. Johnson(1)...............................   11,424,000         41.6%             37.5%
Bennett Carroccio(2)................................    6,560,352         24.0              21.6
OTEC, Inc.(3).......................................    2,900,352         10.6               9.6
Generation Partners(4)..............................    2,558,828          9.4               8.5
John A. Hawkins(5)..................................    2,559,476          9.4               8.5
Thomas Chin.........................................    1,800,000          6.6               6.0
Allen Murabayashi...................................    1,800,000          6.6               6.0
Dimitri J. Boylan(6)................................    1,320,000          4.8               4.3
Stephen W. Ellis(7).................................      284,440          1.0                 *
John G. Murray(8)...................................      216,123            *                 *
George J. Nassef, Jr.(9)............................       90,010            *                 *
Kevin P. Ryan.......................................       54,418            *                 *
Philip Guarascio....................................        1,945            *                 *
All directors and executive officers as a group
  (8 persons)(10)...................................   15,950,412         57.6%             52.0%

------------------------

(1) Includes 240,000 shares issuable upon the exercise of outstanding options; 336,000 shares held by the Richard and Carole Johnson 1999 Trust of which Mr. Johnson disclaims beneficial ownership; 3,264,000 shares owned by Mr. Carroccio which Mr. Johnson has a right to purchase pursuant to an option granted to him by Mr. Carroccio and a right to vote pursuant to an irrevocable proxy granted by Mr. Carroccio; and 2,900,352 shares owned by OTEC of which Mr. Johnson disclaims beneficial ownership.

(2) Includes 60,000 shares issuable upon the exercise of outstanding options; 336,000 shares held by the Bennett and Brenda Carroccio 1999 Trust of which Mr. Carroccio disclaims beneficial ownership; 3,264,000 shares subject to purchase by Mr. Johnson pursuant to an option of which Mr. Carroccio disclaims beneficial ownership; and 2,900,352 shares owned by OTEC, of which Mr. Carroccio is the President, Chief Executive Officer and controlling stockholder.

(3) OTEC's address is 24 West 40(th) Street, 12(th) Floor, New York, NY 10018.

(4) Includes 2,470,189 shares held by Generation Capital Company LLC as general partner of Generation Parallel Management Partners L.P. and as general partner of the general partner of Generation Capital Partners L.P. In addition, includes 88,639 shares held in a separate account of State Board of Administration of Florida with respect to which an affiliate of Generation Capital Company LLC has management authority.

(5) Includes 2,558,828 shares beneficially owned by Generation Capital Company LLC. Mr. Hawkins is a Managing Partner of Generation Capital Company LLC and, as such, may be deemed to have voting and investment power over the shares beneficially owned by Generation Capital Company LLC. Mr. Hawkins disclaims any beneficial ownership of these shares.

(6) Includes 120,000 shares issuable upon the exercise of outstanding options.

(7) Includes 102,352 shares owned by FSA Capital, Inc., of which Mr. Ellis is a director, and 2,088 shares purchased by his wife of which Mr. Ellis disclaims beneficial ownership.

(8) Includes 13,659 shares held by Mr. Murray's IRA; and 170,592 shares owned by GreenAcre Ventures LLC, of which Mr. Murray is a Managing Member. Of the shares owned by GreenAcre Ventures LLC, 9,104 shares are attributable to Mr. Murray's interest in GreenAcre, and Mr. Murray disclaims beneficial ownership of the remaining 161,488 shares.

(9) Includes 90,000 shares issuable upon the exercise of outstanding options.

(10) Includes 450,000 shares issuable upon the exercise of outstanding options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our amended and restated certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of September 30, 1999, 27,248,419 shares of common stock were outstanding and no shares of preferred stock were outstanding.

COMMON STOCK

    Under our amended and restated certificate of incorporation, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. In case of a liquidation, dissolution or winding up of HotJobs.com, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

    Under our amended and restated certificate of incorporation, our board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors may fix or alter the number of shares, designations, preferences, powers and other special rights of the preferred stock. The preferences, powers, rights and restrictions of different series of preferred stock may differ. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock. The issuance may also have the effect of delaying, deferring or preventing a change in control of HotJobs.com. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under the terms of our amended and restated stockholders' agreement, at any time on or after May 11, 1999, the holders of a majority of the outstanding shares of common stock issued upon the conversion of our Series A Preferred Stock may on three occasions require us to register for sale all or any portion of the shares of common stock issued upon conversion of the preferred shares held by them. This type of registration right is known as a "demand" registration right.

    In addition, under the terms of our amended and restated stockholders' agreement, if required by the stockholder, we are also obligated to register any shares of common stock outstanding prior to our initial public offering and any of the shares of common stock issued upon conversion of the preferred shares when we register stock for our own account or the account of other stockholders. This type of registration right is known as a "piggyback" registration right.

    The foregoing registration rights are subject to certain conditions and limitations, including:

    - the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by stockholders with registration rights to be included in any registration;

    - our right to delay for up to 120 days after the effectiveness of a registration statement in connection with a firm commitment underwritten public offering; and

    - our right to delay for up to 120 days the filing of a registration statement pursuant to a demand registration if our board of directors determines that the registration would not be in our best interest at that time.

    We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. Registration of any of the shares of common stock held by stockholders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act immediately after consummation of the registration. We have agreed to indemnify the holders of registration rights in connection with the demand and piggyback registration rights under the terms of our amended and restated stockholders' agreement.

    The holders of 24,754,019 shares of common stock have piggyback registration rights in connection with this offering. These holders have agreed to waive their piggyback registration rights with respect to this offering. In addition, certain holders of 17,661,000 shares of common stock will have entered into lock-up agreements for 90 days with the underwriters. After expiration of the lock-up periods, these stockholders will have the ability to exercise the registration rights set forth above.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to HotJobs.com and, accordingly, may discourage attempts to acquire HotJobs.com.

    In addition, provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    CLASSES OF DIRECTORS. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors has been divided into three classes, denominated as Class I, Class II and Class III. Members of each class hold office for staggered three-year terms. At each annual meeting of our stockholders commencing in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. With respect to each class, a director's term will be subject to the election and qualification of their successors, or their earlier death, resignation or removal. These provisions, when taken in conjunction with other provisions of our amended and restated certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

    BOARD OF DIRECTORS VACANCIES. Our amended and restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Our amended and restated certificate of incorporation eliminates the ability of stockholders to act by written consent. Our amended and restated bylaws provide that special meetings of stockholders of HotJobs.com may be called only by the board of directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 120 days nor more than 150 days prior to the anniversary date of the proxy statement delivered to stockholders in connection with the immediately preceding year's annual meeting. In the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary date, in order to be timely, notice from the stockholder must be received:

    - not earlier than 120 days prior to the annual meeting of stockholders; and

    - not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

    In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

    - not earlier than 120 days prior to the special meeting; and

    - not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

    Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of HotJobs.com by means of a proxy contest, tender offer, merger or otherwise.

    AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with the amendment of various provisions of our amended and restated certificate of incorporation and bylaws, including those provisions relating to the classified board of directors and the ability of stockholders to call special meetings.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The amended and restated certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors shall not be personally liable to HotJobs.com or its stockholders for monetary damages for any breach of fiduciary duty as directors of HotJobs.com. Under the Delaware General Corporation Law, the directors have a fiduciary duty to HotJobs.com which is not eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware General Corporation Law for breach of the director's duty of loyalty to HotJobs.com for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involves intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware General Corporation Law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - arising under Section 174 of the Delaware General Corporation Law; or

    - for any transaction from which the director derived an improper personal benefit.

    The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of HotJobs.com or is or was serving at the request of HotJobs.com as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    Our amended and restated bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware General Corporation Law would permit indemnification. On July 20, 1999, we obtained liability insurance for our officers and directors.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our amended and restated certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the closing of this offering, we will have a total of 30,248,419 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. As of September 30, 1999, options to purchase 5,785,200 shares of common stock were outstanding, of which 3,150,300 are currently exercisable. Of the outstanding shares, the 3,000,000 shares sold in this offering and the 3,350,000 shares sold in our initial public offering will be freely tradable, except that any shares held by our "affiliates" may only be sold in compliance with the limitations under Rule 144 described below. Of the remaining outstanding shares of our common stock:

    - 299,400 shares will be available for immediate sale in the public market on the date of this prospectus under Rule 144 and 144(k) or otherwise;

    - 960,000 shares will be eligible for sale in the public market on February 6, 2000 under Rule 144;

    - 17,841,000 shares will be eligible for sale 90 days after the date of this prospectus, subject in some cases to the restrictions of Rule 144; and

    - 4,798,019 shares will not be eligible for public sale under Rule 144 until May 10, 2000 or later, subject to the exercise of the registration rights described below and the restrictions of Rule 144.

    Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer. In general, under Rule 144, as currently in effect, a person, or persons whose shares are required to be aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of

    - 1% of the then outstanding shares of common stock, which will equal
      approximately   shares immediately after this offering; or

    - the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions.

    In addition, a person who is not deemed to have been an affiliate of HotJobs.com at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of HotJobs.com, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    Rule 701 promulgated under the Securities Act provides that shares of common stock acquired pursuant to written plans such as our 1999 Stock Option/Stock Issuance Plan may be resold by persons other than affiliates, beginning November 8, 1999 subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning November 8, 1999 subject to all provisions of Rule 144 except its one-year minimum holding period.

    Our senior officers, directors, certain stockholders and all holders of vested options issued under our Stock Award Plan have executed 90-day lock-up agreements. Under these agreements, such stockholders have agreed that they will not, without the prior written consent of the representatives of the underwriters, offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or the securities convertible into or exchangeable or exercisable for shares of our common stock, or to enter into any agreement or transaction which is designed to effect, or could be expected to result in, any such transaction for a period of 90 days following the date of this prospectus without the consent of Deutsche Bank Securities Inc. Transfers or dispositions can be made during the lock-up period in case of gifts for estate planning purposes where the donee signs a lock-up agreement. In the event a request for consent to a transfer within the lock-up period is made, Deutsche Bank Securities Inc. may consider the following factors in determining whether to consent to the proposed transfer:

    - the number of shares proposed to be sold;

    - the reason for the sale;

    - the proximity in time to this offering; and

    - the trading volume of our stock at the time of the requested transfer.

    The decision to consent to a proposed transfer during the lock-up period is within the sole discretion of Deutsche Bank Securities Inc.

    In addition, eight individuals affiliated with Deutsche Bank Securities Inc. hold an aggregate of 134,165 shares of our common stock and five individuals affiliated with Deutsche Bank Securities Inc. and BancBoston Robertson Stephens Inc. are the beneficial owners of 29,302 shares of our common stock as a result of their investments in GreenAcre Ventures, LLC, a private investment fund. Each of these individuals has executed a lock-up agreement with the underwriters of our initial public offering. Under these agreements these individuals cannot sell, transfer, assign, pledge or hypothecate their shares for a period of one to two years after August 10, 1999 (the effective date of our initial public offering), except to officers or partners of the underwriters and members of the selling group and their officers or partners, and Deutsche Bank Securities Inc. cannot waive the lock-up restriction.

    On September 2, 1999, we filed a registration statement on Form S-8 to register 9,064,200 shares of common stock issued or issuable under our plans. Such registration statement became immediately effective upon filing. As of September 30, 1999, there were outstanding options to purchase 5,785,200 shares of common stock which will be eligible for sale in the public market from time to time subject to vesting and, in the case of 3,148,800 options, the expiration of lock-up agreements 90 days from the date of this prospectus. These stock options generally have exercise prices significantly below the current market price of the common stock. The possible sale of a significant number of these shares by the holders thereof may have an adverse affect on the price of our common stock.

    In connection with this offering, we will agree not to sell or otherwise dispose of any shares of common stock until 90 days after the date of this prospectus, except that we may issue, and grant options to purchase, shares of common stock under the 1999 Stock Option/Stock Issuance Plan. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence.

    Under certain circumstances and subject to certain conditions, holders of 3,934,019 shares of our outstanding common stock have certain demand registration rights with respect to their shares of common stock to require us to register their shares of common stock under the Securities Act, and have certain rights to participate in any future registration of securities by us. We are not required to effect more than three demand registrations on behalf of such holders. The holders of these registration rights are subject to lock-up agreements expiring on February 6, 2000 or later.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank
Securities Inc., BancBoston Robertson Stephens Inc., SG Cowen Securities Corporation and Thomas Weisel Partners LLC, have severally agreed to purchase from us the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Deutsche Bank Securities Inc. ..............................
BancBoston Robertson Stephens Inc...........................
SG Cowen Securities Corporation.............................
Thomas Weisel Partners LLC..................................
                                                                  ---------
    Total...................................................      3,000,000
                                                                  =========

    The underwriting agreement provides that the obligations of the underwriters are subject to specified conditions and that the underwriters will purchase all of the shares of common stock offered in the offering if any of the shares are purchased.

    We have been advised by the underwriters' representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to
dealers at that price less a concession not in excess of $    per share. The
underwriters may allow, and the dealers may reallow, a concession not in excess
of $    per share to other dealers. After the public offering, the offering price and other selling terms may be changed by the underwriters' representatives. The following table sets forth the public offering price and all discounts and commissions to be allowed to the underwriters:

                                                                    UNDERWRITING
                                               PUBLIC OFFERING       DISCOUNTS        PROCEEDS TO
                                                    PRICE         AND COMMISSIONS       HOTJOBS
                                               ---------------   ------------------   ------------
Per share....................................    $                   $                $
Total........................................    $                   $                $

    HotJobs estimates that the expenses of this offering, other than the underwriting discounts and commissions referred to above, will be approximately $700,000.

    We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters exercise the option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of the option shares that the number of shares of common stock to be purchased by it in the above table bears to 3,000,000, and we will be obligated to sell these shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the common stock offered in the offering. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.

    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended.

    We have agreed not to offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock or to enter into any agreement or transaction which is designed to effect, or could be expected to result in, any such transaction for a period of 90 days after the date of this prospectus, directly or indirectly, by us or otherwise, except as consideration for business acquisitions, on exercise of currently outstanding stock options or on the issuance of options to key employees and directors under our stock option plans and the exercise of such options, without the prior written consent of Deutsche Bank Securities Inc.

    Certain of our stockholders, including all of our senior officers and directors and all holders of vested options issued under our Stock Award Plan will execute lock-up agreements. Under these agreements, such stockholders, who hold or will hold in the aggregate 17,661,000 shares of our common stock, have agreed not to offer, sell, sell short, transfer, hypothecate, pledge or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock or to enter into any agreement or transaction which is designed to effect, or could be expected to result in, any such transaction for a period of 90 days after the date of this prospectus, directly or indirectly, without the consent of Deutsche Bank Securities Inc. Transfers or dispositions can be made during the lock-up period in case of gifts for estate planning purposes where the donee signs a lock-up agreement. In the event a request for consent to a transfer within the lock-up period is made, Deutsche Bank Securities Inc. may consider the following factors in determining whether to consent to the proposed transfer:

    - the number of shares proposed to be sold;

    - the reason for the sale;

    - the proximity in time to this offering; and

    - the trading volume of our stock at the time of the requested transfer.

The decision to consent to a proposed transfer during the lock-up period is within the sole discretion of Deutsche Bank Securities Inc.

    The underwriters' representatives have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In addition, eight individuals affiliated with Deutsche Bank Securities Inc. hold an aggregate of 134,165 shares of our common stock, and five individuals affiliated with Deutsche Bank Securities Inc. and BancBoston Robertson Stephens Inc. are the beneficial owners of 29,302 shares of our common stock as a result of their investments in GreenAcre Ventures, LLC, a private investment fund. Pursuant to the rules of the National Association of Securities Dealers, Inc., these shares are presumed to be underwriting compensation. Accordingly, each of these individuals has executed a lock-up agreement with the underwriters of our initial public offering. Under these agreements these individuals cannot sell, transfer, assign, pledge or hypothecate their shares for a period of one to two years after August 10, 1999 (the effective date of our initial public offering), except to officers or partners of the underwriters and members of the selling group and their officers or partners, and Deutsche Bank Securities Inc. cannot waive the lock-up restriction.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel

Partners has been named as a lead or co-manager on 79 filed public offerings of equity securities, of which 53 have been completed, and has acted as a syndicate member in an additional 39 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

    In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    We have been advised by the representatives of the underwriters that during and after this offering, subject to applicable limitations, the underwriters may purchase and sell common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock; and syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in this offering. The underwriters also may impose penalty bids, whereby selling concessions allowed to the syndicate members or other broker-dealers in respect of the common stock sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

    The underwriters and their respective affiliates may be lenders to, engage in transactions with, and perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for HotJobs.com by Brobeck, Phleger & Harrison LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Shaw Pittman, a law partnership including professional corporations, McLean, Virginia.

                                    EXPERTS

    The financial statements for HotJobs.com, Ltd. as of December 31, 1997 and December 31, 1998 and for the period from February 20, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998 included in this prospectus have been so included in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including the exhibits, schedules and amendments thereto, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to HotJobs.com and the shares of common stock to be sold in this offering, reference is made to the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    You may read and copy all or any portion of the Registration Statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings, including the Registration Statement, are also available to you on the Commission's web site (http://www.sec.gov).

    We intend to furnish our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                               HOTJOBS.COM, LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Consolidated Balance Sheets as of December 31, 1997 and
  1998, and June 30, 1999 (unaudited).......................    F-3

Consolidated Statements of Operations for the period from
  February 20, 1997 (inception) to December 31, 1997, the
  year ended December 31, 1998, and for the six months ended
  June 30, 1998 (unaudited) and 1999 (unaudited)............    F-4

Consolidated Statements of Stockholders' (Deficit) Equity
  for the period from February 20, 1997 (inception) to
  December 31, 1997, the year ended December 31, 1998, and
  for the six months ended June 30, 1999 (unaudited)........    F-5

Consolidated Statements of Cash Flows for the period from
  February 20, 1997 (inception) to December 31, 1997, the
  year ended December 31, 1998, and for the six months ended
  June 30, 1998 (unaudited) and 1999 (unaudited)............    F-6

Notes to Consolidated Financial Statements..................    F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
HotJobs.com, Ltd.:

    We have audited the accompanying balance sheets of HotJobs.com, Ltd. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for the period from February 20, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HotJobs.com, Ltd. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from February 20, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                            /s/ KPMG LLP

New York, New York
March 15, 1999, except as to notes 2(a), 6 and 11
which are as of June 18, 1999

                               HOTJOBS.COM, LTD.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,            JUNE 30,
                                                              -------------------------   ------------
                                                                 1997          1998           1999
                                                              -----------   -----------   ------------
                                                                                          (UNAUDITED)
ASSETS
Current assets:
  Cash......................................................  $        --   $   167,004   $  9,181,291
  Accounts receivable, less allowance for doubtful accounts
    of $0 in 1997, $85,000 in 1998 and $318,365 in 1999.....      319,137     1,553,297      3,280,047
  Prepaid expenses..........................................       20,848     1,042,675      1,205,261
                                                              -----------   -----------   ------------
      Total current assets..................................      339,985     2,762,976     13,666,599
Property and equipment, net.................................           --       589,693      1,815,076
Other assets................................................           --       301,285        221,510
                                                              -----------   -----------   ------------
      Total assets..........................................  $   339,985   $ 3,653,954   $ 15,703,185
                                                              ===========   ===========   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit............................................  $        --   $   180,000   $    180,000
  Accounts payable and accrued expenses.....................       77,264       617,879      3,815,605
  Due to affiliate..........................................      294,449     3,631,640             --
  Deferred revenue..........................................      776,054     1,954,582      2,906,931
  Current installments of obligations under capital
    leases..................................................           --        72,950        209,321
                                                              -----------   -----------   ------------
      Total current liabilities.............................    1,147,767     6,457,051      7,111,857
Obligations under capital leases, excluding current
  installments..............................................           --        79,999        319,555
                                                              -----------   -----------   ------------
      Total liabilities.....................................    1,147,767     6,537,050      7,431,412
Redeemable convertible preferred stock......................           --            --        566,129

Stockholders' (deficit) equity:
  Preferred stock, $0.01 par value; 2,000,000 shares
    authorized, no shares issued and outstanding at
    December 31, 1997 and 1998; 1,620,000 redeemable
    convertible preferred shares issued and outstanding at
    June 30, 1999...........................................           --            --             --
  Common stock, $0.01 par value; 48,000,000 shares
    authorized; 21,300,000, 20,820,000, and 19,620,000
    shares issued and outstanding at December 31, 1997,
    December 31, 1998 and June 30, 1999.....................      213,000       208,200        196,200
  Deferred compensation.....................................           --            --     (7,055,727)
  Additional paid-in capital................................      (75,496)      111,304     22,884,081
  Accumulated deficit.......................................     (945,286)   (3,202,600)    (8,318,910)
                                                              -----------   -----------   ------------
      Total stockholders' (deficit) equity..................     (807,782)   (2,883,096)     7,705,644
                                                              -----------   -----------   ------------
Commitments and contingencies...............................
      Total liabilities and stockholders (deficit) equity...  $   339,985   $ 3,653,954   $ 15,703,185
                                                              ===========   ===========   ============

          See accompanying notes to consolidated financial statements.

                               HOTJOBS.COM, LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         PERIOD FROM
                                      FEBRUARY 20, 1997                       SIX MONTHS ENDED
                                       (INCEPTION) TO      YEAR ENDED             JUNE 30,
                                        DECEMBER 31,      DECEMBER 31,   --------------------------
                                            1997              1998           1998          1999
                                      -----------------   ------------   ------------   -----------
                                                                         (UNAUDITED)    (UNAUDITED)
Revenues:
  Service fees......................     $  360,942       $ 3,038,317    $   974,264    $ 4,804,737
  Software license fees.............         23,437           224,892         96,094        161,150
  Job fair fees.....................             --                --             --        529,552
  Other.............................         13,117           249,269         20,000        938,375
                                         ----------       -----------    -----------    -----------
    Total revenues..................        397,496         3,512,478      1,090,358      6,433,814
Cost of revenues....................         12,000           505,527        166,820      1,232,211
                                         ----------       -----------    -----------    -----------
      Gross profit..................        385,496         3,006,951        923,538      5,201,603
Operating expenses:
  Product development...............        173,846           474,406        201,594        343,751
  Sales and marketing...............        431,165         3,084,712      1,153,406      7,259,607
  General and administrative........        725,771         1,642,089        554,148      2,494,334
  Non-cash compensation.............             --                --             --        164,948
                                         ----------       -----------    -----------    -----------
    Total operating expenses........      1,330,782         5,201,207      1,909,148     10,262,640
                                         ----------       -----------    -----------    -----------
      Loss from operations..........       (945,286)       (2,194,256)      (985,610)    (5,061,037)
Net interest expense................             --           (63,058)       (12,221)       (55,273)
                                         ----------       -----------    -----------    -----------
      Net loss......................     $ (945,286)      $(2,257,314)   $  (997,831)   $(5,116,310)
                                         ==========       ===========    ===========    ===========
Deemed dividend attributable to
  issuance of convertible preferred
  stock.............................             --                --             --        566,129
                                         ----------       -----------    -----------    -----------
Net loss attributable to common
  stockholders......................     $ (945,286)      $(2,257,314)   $  (997,831)   $(5,682,439)
                                         ==========       ===========    ===========    ===========
Basic and diluted net loss per
  common share......................     $    (0.04)      $     (0.11)   $     (0.05)   $     (0.28)
                                         ==========       ===========    ===========    ===========
Weighted average shares outstanding
  used in basic and diluted net loss
  per common share calculation......     21,300,000        21,044,184     21,244,840     20,223,315
                                         ==========       ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                               HOTJOBS.COM, LTD.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                                    COMMON STOCK                         ADDITIONAL                       TOTAL
                               ----------------------     DEFERRED        PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                 SHARES      AMOUNT     COMPENSATION      CAPITAL        DEFICIT     (DEFICIT) EQUITY
                               ----------   ---------   -------------   ------------   -----------   ----------------
Issuance of common stock.....  21,300,000   $213,000              --    $  (212,996)   $       --      $         4
Allocation of compensation
  from affiliate.............          --         --              --        137,500            --          137,500
Net loss for the period from
  February 20, 1997
  (inception) to
  December 31, 1997..........          --         --              --             --      (945,286)        (945,286)
                               ----------   --------     -----------    -----------    -----------     -----------
Balance as of December 31,
  1997.......................  21,300,000    213,000              --        (75,496)     (945,286)        (807,782)
Allocation of compensation
  from affiliate.............          --         --              --        182,000            --          182,000
Repurchase of common stock...    (480,000)    (4,800)             --          4,800            --               --
Net loss for the year ended
  December 31, 1998..........          --         --              --             --    (2,257,314)      (2,257,314)
                               ----------   --------     -----------    -----------    -----------     -----------
Balance as of December 31,
  1998.......................  20,820,000    208,200              --        111,304    (3,202,600)      (2,883,096)
Repurchase of common stock...  (1,200,000)   (12,000)             --        (49,000)           --          (61,000)
Offering costs related to
  preferred stock............          --         --              --        (32,769)           --          (32,769)
Beneficial conversion feature
  related to redeemable
  convertible preferred
  stock......................          --         --              --     16,200,000            --       16,200,000
Amortization of beneficial
  conversion feature.........          --         --              --       (566,129)           --         (566,129)
Non-cash compensation........          --         --      (7,220,675)     7,220,675            --               --
Amortization of non-cash
  compensation...............          --         --         164,948             --            --          164,948
Net loss for the six months
  ended June 30, 1999........          --         --              --             --    (5,116,310)      (5,116,310)
                               ----------   --------     -----------    -----------    -----------     -----------
Balance as of June 30, 1999..  19,620,000   $196,200     $(7,055,727)   $22,884,081    $(8,318,910)    $ 7,705,644
                               ==========   ========     ===========    ===========    ===========     ===========

          See accompanying notes to consolidated financial statements.

                               HOTJOBS.COM, LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           PERIOD FROM
                                        FEBRUARY 20, 1997                      SIX MONTHS ENDED
                                         (INCEPTION) TO      YEAR ENDED            JUNE 30,
                                          DECEMBER 31,      DECEMBER 31,   -------------------------
                                              1997              1998          1998          1999
                                        -----------------   ------------   -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss............................     $ (945,286)      $(2,257,314)    $(997,831)   $(5,116,310)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities:
      Depreciation and amortization...             --           107,904        21,203        229,445
      Provision for doubtful
        accounts......................             --            85,000        31,950        235,000
      Allocation of compensation cost
        from affiliate................        137,500           182,000        91,000             --
      Non-cash compensation...........             --                --            --        164,948
      (Increase)/decrease In:
        Accounts receivable...........       (319,137)       (1,319,160)     (355,405)    (1,961,750)
        Due to affiliate..............        294,449           697,396       268,500        135,508
        Prepaid expenses..............        (20,848)       (1,021,827)           --        162,877
        Other assets..................             --          (301,285)       (5,000)        79,775
      Increase in:
        Accounts payable and accrued
          expenses....................         77,264           540,615       821,736      2,857,246
        Deferred revenue..............        776,054         1,178,528       421,597        952,349
                                           ----------       -----------     ---------    -----------
          Net cash provided by (used
            in) operating
            activities................             (4)       (2,108,143)      297,750     (2,260,912)
                                           ----------       -----------     ---------    -----------
Cash flows from investing activities:
  Capital expenditures................             --          (497,054)     (214,580)      (997,688)
                                           ----------       -----------     ---------    -----------
          Net cash used in investing
            activities................             --          (497,054)     (214,580)      (997,688)
                                           ----------       -----------     ---------    -----------
Cash flows from financing activities:
  Proceeds from issuance of common
    stock.............................              4                --            --             --
  Advances from (repayment to)
    affiliate.........................             --         2,639,795            --     (3,784,900)
  Repurchase and retirement of common
    stock.............................             --                --            --        (61,000)
  Proceeds from issuance of redeemable
    convertible preferred stock.......             --                --            --     16,200,000
  Proceeds from bank loan.............             --           180,000            --             --
  Principal payments under capital
    lease obligations.................             --           (47,594)      (16,182)       (81,213)
                                           ----------       -----------     ---------    -----------
          Net cash provided by (used
            in) financing
            activities................              4         2,772,201       (16,182)    12,272,887
                                           ----------       -----------     ---------    -----------
          Net increase in cash and
            cash equivalents..........             --           167,004        66,988      9,014,287
                                           ----------       -----------     ---------    -----------
Cash and cash equivalents at beginning
 of period............................             --                --            --        167,004
Cash and cash equivalents at end of
 period...............................     $       --       $   167,004     $  66,988    $ 9,181,291
                                           ==========       ===========     =========    ===========

                               HOTJOBS.COM, LTD.

                                           PERIOD FROM
                                        FEBRUARY 20, 1997                      SIX MONTHS ENDED
                                         (INCEPTION) TO      YEAR ENDED            JUNE 30,
                                          DECEMBER 31,      DECEMBER 31,   -------------------------
                                              1997              1998          1998          1999
                                        -----------------   ------------   -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
Supplemental disclosures of cash flow
 information:
  Interest paid.......................     $       --       $    13,128     $  12,221    $   123,209
                                           ==========       ===========     =========    ===========
Noncash transactions:
  Equipment acquired under capital
    leases............................     $       --       $   200,543     $ 129,699    $   457,126
  Barter transaction..................     $       --       $        --     $      --    $   252,500

          See accompanying notes to consolidated financial statements.

                               HOTJOBS.COM, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) DESCRIPTION OF BUSINESS

    HotJobs.com, Ltd. ("HotJobs") was incorporated in the State of Delaware on February 20, 1997 (inception) as Hot Jobs, Inc. On September 23, 1998, Hot Jobs, Inc. changed its name to HotJobs.com, Ltd.

    HotJobs is an Internet-based recruiting solutions company. HotJobs leverages the Internet to provide a direct exchange of information between job seekers and employers. Hot Jobs' employment exchange, WWW.HOTJOBS.COM, allows member employers access to a database of job seekers and provides the tools to post, track and manage job openings in a real-time environment. HotJobs also provides employers with additional recruiting solutions including Softshoe, its proprietary recruiting software, WorkWorld job fairs, and online advertising and consulting services.

    HotJobs operates in a highly competitive environment and inherent in the HotJobs' business are various risks and uncertainties including its limited operating history and unproven business model. HotJobs' success may depend in part upon the emergence of the Internet as a recruiting medium, prospective product and service development efforts, and the acceptance of HotJobs' products and services by the marketplace.

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

(A) PRIVATE PLACEMENT AND INITIAL PUBLIC OFFERING

    Effective May 10, 1999, HotJobs entered into a Series A convertible preferred stock purchase agreement with a number of investors whereby HotJobs issued 1,620,000 shares of Series A Preferred Stock for aggregate proceeds of $16,200,000. Upon the closing of the initial public offering (the "IPO"), the then outstanding shares of HotJobs' convertible preferred stock automatically converted into 3,934,019 shares of common stock (see Note 8).

    In the three months ended September 30, 1999, HotJobs completed its IPO which resulted in the issuance of 3,350,000 shares of common stock at $8.00 per share (which included 350,000 shares in connection with the exercise of the underwriters' over-allotment option).

(B) UNAUDITED INTERIM FINANCIAL INFORMATION

    The interim consolidated financial statements of HotJobs as of June 30, 1999 and for the six months ended June 30, 1998 and 1999, included herein have been prepared by HotJobs, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations relating to interim financial statements.

    In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position as of June 30, 1999, and the results of operations and cash flows for the six months ended June 30, 1998 and 1999. The results of operations for any interim period are not necessarily indicative of HotJobs' results of operations for any future interim period or for a full year.

    HotJobs financial statements as of and for the six months ended June 30, 1999 include the consolidated accounts of HotJobs and its wholly-owned subsidiary, HotJobs.com Australia Pty,

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Ltd. from June 18, 1999 (date of inception). All significant intercompany transactions and balances have been eliminated in consolidation.

(C) USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(D) CASH AND CASH EQUIVALENTS

    HotJobs considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

(E) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over three to five years, which is the estimated useful life of the related assets. Leasehold improvements are amortized over their estimated lives or the term of the related lease, whichever is shorter. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

(F) IMPAIRMENT OF LONG-LIVED ASSETS

    HotJobs reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no impairment has occurred.

(G) INCOME TAXES

    HotJobs accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(H) REVENUE RECOGNITION

    Service fee revenues consist of subscription fees paid by employers for memberships to the WWW.HOTJOBS.COM employment exchange and software hosting fees paid by customers of Softshoe software. HotJobs provides membership subscriptions for a minimum term of three months and a maximum term of 24 months. HotJobs recognizes subscription revenue ratably over the subscription term. HotJobs provides hosting services on a monthly basis and recognizes revenue in the month it provides the hosting service.

    HotJobs also licenses its Softshoe and miscellaneous proprietary recruiting software and may provide hosting of the software. Software license fee revenue is recognized ratably over the four year estimated useful life of the software in accordance with the guidance provided in AICPA Statements of Position 97-2 and 98-9 "Software Revenue Recognition."

    Job fair revenue consists of fees from employers that rent booths at WorkWorld jobs fairs. Revenue is recognized in the month in which the job fair takes place.

    Other revenues primarily consist of fees derived from 30-day single ad job postings on WWW.HOTJOBS.COM, banner advertising, and other Softshoe-related services, including system customization and resume scanning services. HotJobs recognizes revenue related to these services over the period of delivery of service.

    Other revenues also include barter revenues. Barter advertising revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter advertising transactions is recognized as income when advertisements are delivered on WWW.HOTJOBS.COM. Barter expense is recognized when HotJobs' advertisements are run on third-party web sites, which is typically in the same period when barter revenue is recognized. Barter expense is included as a component of cost of revenues.

    In the first six months of 1999, HotJobs entered into a barter arrangement. In exchange for providing a sponsorship on a television commercial, HotJobs was provided with online advertising on the other party's website. HotJobs recognized $252,500 of revenues and expenses in the first six months of 1999 relating to this barter arrangement. At June 30, 1999, there were no outstanding unused amounts included on HotJobs' balance sheet as an asset or liability. The values assigned to the barter revenue and expense were equal to the actual cost of purchasing advertising on the other party's website.

    Deferred revenue represents amounts billed or payments received in advance of the subscription period and maintenance services to be rendered over a certain period of time and is recognized as revenue ratably over the term of the related contracts.

(I) PRODUCT DEVELOPMENT EXPENSES

    Product development costs include expenses incurred by HotJobs for research, design and development of HotJobs' proprietary technology. Product development costs are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) a working model of the HotJobs product and general release have substantially coincided. As a result, HotJobs has not capitalized any software developments costs because such costs have not been significant.

(J) ADVERTISING EXPENSES

    HotJobs expenses advertising costs the first time the advertising takes place, in accordance with AICPA Statement of Position 93-7. Advertising costs totaling $287,067 and $1,305,607, respectively, for the period from February 20, 1997 (inception) through December 31, 1997 and the year ended December 31, 1998 and $487,933 and $4,938,756 for the six months ended June 30, 1998 and 1999, respectively, are included in sales and marketing expenses in HotJobs' statements of operations.

(K) STOCK-BASED COMPENSATION

    HotJobs adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net loss disclosure for employee stock option grants made as if the fair value-based method defined in SFAS No. 123 has been applied. Under APB Opinion No. 25, compensation expense would be recorded on the date of grant only if the market price of the underlying stock options exceeded the exercise price. HotJobs has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(L) BASIC AND DILUTED NET LOSS PER SHARE

    HotJobs computes net income (loss) available per share in accordance with SFAS No. 128, "Computation of Earnings Per Share," and the SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive net income
(loss) available per share in accordance with common equivalent shares outstanding during the period. HotJobs has presented historical basic and dilutive net income (loss) available per share in accordance with SFAS No. 128. As HotJobs had a net loss in each of the periods presented, basic and diluted net income (loss) available per share is the same.

    Diluted net loss per share for the period from February 20, 1997 (inception) through December 31, 1997 and the year ended December 31, 1998 does not include the effects of options to purchase 0, and 1,236,000 shares of common stock, respectively as the effect of their inclusion is anti-dilutive during each period. Diluted net loss per share for the six months ended June 30, 1998 and 1999 does not include the effect of options to purchase 1,104,000 and 4,314,200 shares of common stock. Dilutive common stock equivalents include an option granted by the president of an affiliated company to purchase shares personally owned by him.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(M) STOCK SPLIT

    On May 10, 1999, HotJobs authorized and implemented a 2,000-for-1 stock split. Accordingly, all share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of this stock split.

    On June 30, 1999, the Board of Directors approved a 24-for-one stock split of HotJobs' common stock which was effected on August 13, 1999 in connection with the IPO. All common share and per share amounts in the accompanying financial statements have been adjusted retroactively.

(N) RECENT ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998, HotJobs adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The adoption of this standard has had no impact on HotJobs' financial statements. Accordingly, HotJobs' comprehensive net loss is equal to its net loss for all periods presented.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. HotJobs has not yet determined the impact, if any, of adopting SOP 98-1, which will be effective for HotJobs' year ending
December 31, 1999.

    In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. HotJobs has determined that it does not have any separately reportable business segments.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to affect HotJobs as HotJobs currently does not engage or plan to engage in derivative instruments or hedging activities.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3) PREPAID EXPENSES

    Prepaid expenses as of December 31, 1997 and 1998 consist of the following:

                                                                  DECEMBER 31,
                                                            -------------------------
                                                               1997          1998
                                                            -----------   -----------
Prepaid advertising.......................................    $20,848     $  791,700
Prepaid software license..................................         --        155,292
Other.....................................................         --         95,683
                                                              -------     ----------
Total.....................................................    $20,848     $1,042,675
                                                              =======     ==========

(4) PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1998
                                                              --------    --------
Computer equipment, including assets under capital leases of
  $0 and $200,543 respectively..............................  $     --    $686,117
Furniture and fixtures......................................        --      11,480
                                                              --------    --------
                                                                    --     697,597
Less accumulated depreciation, including assets under
  capital leases of $0 and $41,895, respectively............        --    (107,904)
                                                              --------    --------
      Total.................................................  $     --    $589,693
                                                              ========    ========

(5) INCOME TAXES

    There has been no provision for U.S. federal or state income taxes for any period as HotJobs has incurred operating losses since inception.

    HotJobs has adopted the cash method of accounting for income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the HotJobs' deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1997        1998
                                                              ---------   ---------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 397,000   $ 961,000
  Excess depreciation for tax...............................         --     (13,000)
                                                              ---------   ---------
                                                                397,000     948,000
                                                              ---------   ---------
Less valuation allowance....................................   (397,000)   (948,000)
                                                              ---------   ---------
Deferred tax assets.........................................  $      --   $      --
                                                              =========   =========

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5) INCOME TAXES (CONTINUED)
    Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance as it is more likely than not that the deferred tax assets will not be realized.

    The net change in valuation allowance for the year ended December 31, 1998 was an increase of approximately $551,000.

    As of December 31, 1998, HotJobs had net operating loss carryforwards for federal income tax purposes of approximately $3.1 million. There can be no assurance that HotJobs will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards are available to offset future taxable income and expire at various dates through 2018 if not utilized. The Tax Reform Act of 1986 contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including significant changes in ownership interest.

(6) RELATED PARTY TRANSACTIONS

    For the period from February 20, 1997 (inception) to December 31, 1997, the year ended December 31, 1998 and the six months ended June 30, 1999, OTEC, Inc. ("OTEC"), an affiliated company, paid various expenses on behalf of HotJobs. HotJobs recorded its allocated share of the expenses on its financial statements. The effect of all operating expenses paid on behalf of HotJobs by OTEC was approximately $741,600, $1,153,000 and $135,508 for the period ended December 31, 1997, the year ended December 31, 1998 and the six months ended June 30, 1999, respectively. These expenses primarily consist of rents, salaries, computer expense and other administrative expenses. OTEC also provided cash advances of $2,639,795 to HotJobs in 1998, of which $2,259,795 bore interest at rates ranging from 8.75% to 9.5% per annum. The interest expense relating to such cash advances was approximately $49,000 during 1998 and was included in the due to affiliate balance as of December 31, 1998. In June 1999, HotJobs repaid all amounts due to affiliates.

    HotJobs believes that these transactions were entered into on an arms-length basis. The expenses were based on the actual charge per HotJobs employee, with respect to salaries and employee benefit plans. With respect to expenses such as rents, computer expenses, and insurance, expenses were based on the number of HotJobs employees using the facility or service as a percentage of all employees using the facility or service. All of these expenses were paid to outside third parties at market rates.

    At December 31, 1997 and 1998, OTEC owned approximately 22.5% and 23.0%, respectively of HotJobs.

    The chief executive officer of HotJobs is a director, executive officer and shareholder of OTEC. Compensation expense for the chief executive officer of $137,500 and $182,000 for the period ending December 31, 1997 and for the year ended December 31, 1998, respectively, was paid by OTEC. These amounts paid by OTEC are included as capital contributions in the statements of stockholders' deficit, as they are not required to be repaid.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6) RELATED PARTY TRANSACTIONS (CONTINUED)
    HotJobs has recorded in the statement of operations $18,750 in 1997 for the license of miscellaneous propriety software by OTEC and $294,000 in 1998 for hosting that software and for purchasing additional software.

    On March 2, 1999, the chief executive officer of HotJobs granted the president of OTEC an option, which expires on March 2, 2002, to purchase 34 shares of OTEC common stock owned personally by him at a purchase price of $4,880 per share aggregating to $165,920, and an additional option to purchase 50 shares of each of OTEC's affiliated companies at a purchase price of $1 per share. Similarly, on March 2, 1999, the president of OTEC granted HotJobs' chief executive officer an option, which expires on March 2, 2002, to purchase 3,264,000 shares of HotJobs' common stock owned personally by the president at a purchase price of approximately $0.05 per share aggregating to $165,920. In addition, the chief executive officer of HotJobs granted to the President of OTEC an irrevocable proxy expiring March 2, 2002 to vote all of the chief executive officer of HotJobs' shares of stock subject to the option. In turn, the president of OTEC granted the chief executive officer of HotJobs an irrevocable proxy expiring March 2, 2002 to vote all of his shares of stock in HotJobs. This was a nonmonetary transaction between two individuals with respect to shares personally owned by them and therefore no accounting was required by HotJobs.

    Until recently, HotJobs had several joint insurance polices with OTEC and its affiliates. HotJobs' commercial property insurance issued by Federal Insurance Company for a one year term beginning October 15, 1998, covered both its California and New York offices as well as OTEC's California office. HotJobs' commercial umbrella policy, also issued by Federal Insurance Company for a one year term beginning October 15, 1998, also covered OTEC and its affiliates, as did HotJobs' workers compensation insurance, issued by Lumbermans Mutual Casualty Company on December 1, 1998 for a term ending October 15, 1999. Effective June 1, 1999, HotJobs has stand alone insurance policies in place. HotJobs had a joint fiduciary liability policy, issued by Travelers Insurance for a one-year term beginning October 20, 1998, with OTEC and its affiliates. Insurance expenses of $85,096 in 1998 have been allocated by OTEC to HotJobs based on the respective number of personnel of these two companies. On July 20, 1999, HotJobs obtained its own directors and officers' liability insurance policy.

    OTEC and RBL, jointly and severally, guarantee certain of HotJobs' obligations, including HotJobs' obligation to pay rent under its leases, dated as of April 16, 1999, pursuant to which HotJobs rents the 10th, 14th and 16th floors of a building located at 24 West 40th Street in New York City.

    On April 2, 1999, HotJobs repurchased 1,200,000 shares of common stock from the chief executive officer and two employees for approximately $0.05 per share.

    On May 11, 1999, as part of the Series A Preferred Stock purchase agreement (see note 8), FSA Capital, Inc. purchased 42,189 shares of Series A Preferred Stock for $421,890. The chief financial officer and a director of HotJobs, is a director of FSA Capital, Inc.

    Generation Capital Partners, L.P. and affiliated investment entities ("Generation Partners") purchased in the aggregate 1,053,704 shares of Series A Preferred Stock for $10,537,040. Generation Partners owns more than 5% of HotJobs' stock. One of HotJobs' directors is a Managing Partner of an affiliate of Generation Partners.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(6) RELATED PARTY TRANSACTIONS (CONTINUED)
    One of HotJobs' directors purchased 18,750 shares of Series A Preferred Stock for $187,500. In connection with the Series A Preferred Stock financing, GreenAcre Ventures LLC, of which one of HotJobs' directors is a managing member, purchased 11,000 shares of HotJobs' common stock from two employees.

    One of HotJobs' directors purchased 21,094 shares of Series A Preferred Stock for $210,940.

(7) LINE OF CREDIT

    On October 13, 1998, HotJobs entered into a $500,000 line of credit with The Dime Savings Bank of New York (the "Bank"). Any outstanding balance is payable on demand and bears interest at a fluctuating rate of 1% above the Bank's reference lending rate for domestic commercial loans. All of HotJobs' assets were pledged as collateral in the event of default. The amount borrowed on the line of credit was $180,000 as of December 31, 1998.

    On July 20, 1999, HotJobs repaid $180,000 in principal, along with interest due under its line of credit with The Dime Savings Bank of New York. On September 16, 1999, HotJobs terminated this $500,000 line of credit.

    On October 13, 1998, an affiliated company refinanced an obligation under a line of credit. As part of the refinancing agreement, the assets of HotJobs were pledged as collateral in the event of default by the affiliated company. On
June 2, 1999, the bank removed all cross guarantees with both the HotJobs and the affiliated company lines of credit.

(8) CAPITALIZATION

AUTHORIZED SHARES

    In 1998, HotJobs amended and restated its certificate of incorporation to change its name to HotJobs.com, Ltd. On April 9 and May 10, 1999, HotJobs amended its certificate of incorporation. As a result, as of May 10, 1999, the total number of shares which HotJobs was authorized to issue was 50,000,000:
48,000,000 of these shares were common stock, each having a par value of $0.01; and 2,000,000 of these shares were preferred stock, each having a par value of $0.01.

    Effective upon the closing of the IPO, HotJobs is authorized to issue up to 100,000,000 shares of common stock par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Effective May 10, 1999, HotJobs issued an aggregate of 1,620,000 shares of Series A Preferred Stock, at a purchase price of $10 per share, in consideration for cash proceeds of $16.2 million. Holders of Series A Preferred Stock were not entitled to any dividend. However, in the event of any liquidation, dissolution or winding up of HotJobs, the holders of the Series A Preferred stock then outstanding were entitled to be paid a preferential amount of $10 per share.

    Each holder of Series A Preferred Stock was entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock were convertible on the date of the vote.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(8) CAPITALIZATION (CONTINUED)

    Upon request of the majority of the Series A Preferred stockholders on or after May 1, 2003, HotJobs could be required to redeem Series A Preferred Shares at an amount equal to the greater of (a) the amount per share payable to the holders of the Series A Preferred Stock in the event of liquidation, dissolution or winding up of HotJobs and (b) $10 per share plus an additional amount equal to 10% per annum.

    At the option of the stockholders, Series A Preferred Stock was convertible, at any time prior to the date of redemption, into shares of common stock. The conversion would result from dividing the Preferential Amount (as defined) for the Series A Preferred Stock as of the date of conversion by the conversion price of $4.12 per share. Such shares automatically converted into common shares upon the completion of the IPO.

    Due to the sale of the Series A Preferred Stock with a conversion price that was below the expected initial public offering price of the common stock, HotJobs recorded a beneficial conversion feature of $16.2 million. The beneficial conversion feature is limited to the net proceeds received from the preferred stock transaction. HotJobs began amortizing the value of the beneficial conversion feature as a non-cash preferred stock dividend over the four-year period from the date of issuance of the preferred stock to the date on which the preferred stock was first convertible into common stock, assuming no acceleration of the date of conversion. Accordingly, for the three months ended June 30, 1999, $566,129 of the beneficial conversion feature was recorded as a non-cash preferred stock dividend. On August 13, 1999, in connection with the IPO, all of the preferred stock automatically converted into common stock. HotJobs expects to recognize all $15.3 million of the as yet unamortized amount of the beneficial conversion feature as a deemed dividend to preferred stockholders during the three months ended September 30, 1999.

COMMON STOCK

    During 1997, HotJobs issued 21,300,000 shares of common stock to its founders and original employees at $0.01 per share.

(9) CONCENTRATION OF CREDIT RISK

    For the period from February 20, 1997 (inception) to December 31, 1997, no customer, accounted for over 10% of total revenues generated by HotJobs. No customers for more than 10% of gross accounts receivable at December 31, 1997.

    For the year ended December 31, 1998, no customer accounted for over 10% of total revenues generated by HotJobs during that period. Two customers had balances of 18% and 17%, respectively, of gross accounts receivable at December 31, 1998.

    For the six months ended June 30, 1998, two customers, one of which is an affiliate company, accounted for approximately 14% and 12%, respectively, of total revenues generated by HotJobs during that period. One customer accounted for more than 10% of gross accounts receivable at June 30, 1998.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9) CONCENTRATION OF CREDIT RISK (CONTINUED)
    For the six months ended June 30, 1999, there were no customers that accounted for more than 10% of total revenues generated by HotJobs during that period, or of gross accounts receivable at June 30, 1999.

(10) PROFIT SHARING RETIREMENT PLAN

    Until July 1, 1999, HotJobs' employees participated in a qualified profit sharing retirement plan with a 401(k) deferred compensation provision through an affiliated company. HotJobs contributed 50% of the amounts contributed by employees up to a maximum of 6% of gross wages. Additionally, a discretionary profit sharing contribution was determined annually by the Board of Directors. The contributions charged to operations for the 401(k) plan amounted to $23,237 and $21,835 for 1998 and 1997, respectively. There were no discretionary profit sharing contributions made by HotJobs during either 1997 or 1998. As of July 1, 1999, HotJobs established its own 401(k) Plan.

(11) EMPLOYMENT AGREEMENTS

    Richard Johnson, Stephen Ellis, Dimitri Boylan and George Nassef each has an employment agreement with HotJobs. The agreements of Messrs. Johnson, Ellis and Boylan each became effective on May 6, 1999 and expires on May 5, 2002, and will automatically renew for additional one year terms after that date unless HotJobs gives the executive written notice of its desire not to renew the agreement at least six months prior to the expiration of the initial or any additional term. Mr. Nassef's employment agreement became effective on June 18, 1999 and shall continue until terminated by him or by HotJobs. The annual salary for each of these executives is as follows: Richard Johnson, $200,000; Stephen Ellis, $175,000; Dimitri Boylan, $175,000 and George J. Nassef, Jr., $175,000. The annual salary of each of Messrs. Johnson, Ellis and Boylan will increase by a minimum of 10% each year. In addition, Stephen Ellis received a non-qualified stock option to purchase 360,000 shares of HotJobs' common stock. In connection with the closing of HotJobs' initial public offering, 180,000 of these options vested automatically, and 90,000 options will vest on each of May 6, 2001 and May 6, 2002. Mr. Nassef received stock options to purchase 180,000 shares of HotJobs' common stock. In connection with the closing of HotJob's initial public offering, 90,000 of these options vested automatically; 30,000 options will vest on June 18, 2001; and 60,000 options will vest on June 18, 2002. Also, each of these executives is entitled to an annual bonus determined by the compensation committee of the Board of Directors. HotJobs can terminate these employment agreements with or without cause by delivering written notice to the executive. Each executive may terminate his employment agreement with or without good reason by delivering written notice to HotJobs. Upon termination of the agreement by HotJobs without cause or by the executive for good reason, the executive is entitled to the greater of his annual salary for the remainder of the term of the agreement or one year of salary and all options become immediately exercisable.

(12) STOCK OPTION PLAN

    HotJobs has a Stock Award Plan which provides for the granting of options to employees to purchase shares of its common stock. HotJobs granted options under the Stock Award Plan until

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12) STOCK OPTION PLAN (CONTINUED)
June 30, 1999. Such options have ten-year terms and have been issued at the fair market value of the HotJobs' common stock on the date of the applicable grant and will vest through 2008. Such options vest over three to five years. A majority of the options granted under the Stock Award Plan became immediately exercisable upon the consummation of the IPO.

    Stock option activity during the periods indicated is as follows:

                                                                        WEIGHTED AVERAGE
                                                      OPTIONS GRANTED    EXERCISE PRICE
                                                      ---------------   ----------------
Options outstanding at December 31, 1997
Granted at $0.03....................................      2,208,000           $0.03
Granted at $0.04....................................        132,000           $0.04
Exercised...........................................             --           $  --
Forfeited...........................................     (1,104,000)          $0.03
                                                         ----------
Outstanding as of December 31, 1998.................      1,236,000           $0.03
                                                         ----------
Granted at $0.05 (unaudited)........................      2,342,400           $0.05
Granted at $3.38 (unaudited)........................        750,200           $3.38
Exercised (unaudited)...............................             --           $  --
Forfeited (unaudited)...............................        (14,400)          $0.05
                                                         ----------
Outstanding as of June 30, 1999 (unaudited).........      4,314,200           $0.62
                                                         ==========
Vested at December 31, 1998.........................              0
                                                         ==========

    The weighted-average remaining life of the 1,236,000 options outstanding at December 31, 1998 is approximately 9.7 years.

    HotJobs granted 48,000 options under the plan on April 1, 1998 at an exercise price of $0.03 to a consultant, an employee of a related party who is providing services to HotJobs. The value of this option using a Black-Scholes pricing model was deemed insignificant.

    HotJobs has adopted the disclosure provisions of SFAS No. 123. Had compensation costs on the HotJobs' Stock Award Plan been determined based on the fair market value on the grant date consistent with the provisions of SFAS
No. 123, HotJobs' net loss would have been increased as per the pro forma amounts indicated below:

                                                                 1998
                                                              -----------
Net loss--actual............................................  $(2,257,314)
                                                              ===========
Net loss--pro forma.........................................  $(2,262,255)
                                                              ===========
Basic and diluted net loss per share--actual and pro
  forma.....................................................  $     (0.11)
                                                              ===========

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12) STOCK OPTION PLAN (CONTINUED)
    Pro forma information regarding net loss has been determined using a Black-Scholes option pricing model with the following assumptions for 1998:

Risk-free interest rate.....................................  6.0%
Dividend yield..............................................  0.0%
Volatility factor...........................................  0.0%
Average expected life.......................................  9 years

    As of June 30, 1999, HotJobs recorded deferred compensation expense of approximately $7.2 million, in connection with the grant of certain options to employees and directors, representing the difference between the deemed fair value of HotJobs' common stock at the date of grant for accounting purposes and the exercise price of the related options. This amount is presented as a reduction of stockholders (deficit) equity and amortized over the vesting period. HotJobs granted approximately 750,200 options at a weighted average exercise price of $3.38 per share; all of which were granted at less than the deemed fair value at the date of the grant. HotJobs has amortized $164,948 of deferred compensation of the six months ended June 30, 1999. HotJobs expects to amortize the following amounts of deferred compensation annually: 1999 - $1.9 million; 2000 - $1.7 million; 2001 - $1.7 million; 2002 - $1.4 million; 2003 -
$0.5 million.

    On June 30, 1999, HotJobs adopted the 1999 Stock Option/Stock Issuance Plan and no future grants will be made under the Stock Award Plan subsequent to June 30, 1999. 4,500,000 shares of common stock have been authorized under the 1999 Plan. 3,492,000 options granted under the Stock Award Plan became exercisable upon the completion of the IPO and the remainder vest over a period of three to four years. Subsequent to June 30, 1999, HotJobs granted 1,847,000 options at an average exercise price of $9.17.

    Subsequent to June 30, 1999, HotJobs will record deferred compensation approximately of $800,000 for options granted below the fair market value. This amount will be amortized over the applicable vesting periods.

(13) EMPLOYEE STOCK PURCHASE PLAN

    On August 10, 1999, the Employee Stock Purchase Plan became effective. The plan is designed to allow eligible employees to purchase shares of common stock at 85% of the lower of the fair market value of our common stock on the employee's entry date into the offering period or the fair market value on the semi-annual purchase date through periodic payroll deductions. A total of 250,000 shares of common stock are available for issuance under the plan.

    The plan has a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period began on August 10, 1999 and will end on the last business day in July 2001. The next offering period will begin on the first business day in August 2001 and subsequent offering periods will be set by HotJobs' compensation committee.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(14) COMMITMENTS AND CONTINGENCIES

(A) OFFICE LEASES

    HotJobs leases office space in New York and California. The minimum lease payments under these leases are payable as follows:

YEAR ENDING DECEMBER 31                                         AMOUNT
-----------------------                                       ----------
1999........................................................  $  132,344
2000........................................................     252,007
2001........................................................     267,886
2002........................................................     259,375
2003........................................................     240,839
Thereafter..................................................     163,922
                                                              ----------
                                                              $1,316,373
                                                              ==========

    Rent expense for the period from February 20, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998 was $41,667 and $103,398, respectively.

    In March 1999, HotJobs entered into a five-year lease agreement for office space in California. The lease is due to expire during May 2004 and has been included above as part of the minimum lease payment schedule.

    In April 1999, HotJobs entered into two five-year lease agreements for office space in New York. These leases are due to expire on March 31, 2004. The minimum lease payments under these leases amount to approximately $918,000. Under the terms of these agreements, landlord and tenant have the right to terminate these leases at any time after July 31, 1999 upon giving ninety days' written notice. Due to the existence of this termination clause, these amounts have not been included as part of minimum lease payable commitments.

    In July 1999, HotJobs entered into a three-year lease agreement for office space in Sydney, Australia. The lease is due to expire on July 22, 2002 and has been included above as part of the minimum lease payment schedule.

    In September 1999, HotJobs entered into a five-year lease agreement for office space in Chicago, Illinois. The lease is due to expire on November 1, 2004 and has been included above as part of the minimum lease payment schedule.

    An affiliated company unconditionally guaranteed payment and performance of all obligations, liabilities, terms and conditions of HotJobs' office leases.

(B) EQUIPMENT LEASES

    HotJobs is obligated under various capital leases that begin in 1998 and expire at various dates through November 2001.

                               HOTJOBS.COM, LTD.

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(14) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Future minimum capital lease payments are payable as follows:

                                                               CAPITAL
YEAR                                                           LEASES
----                                                          ---------
1999........................................................  $ 88,470
2000........................................................    64,060
2001........................................................    23,370
                                                              --------
Total minimum lease payments................................   175,900
Less amount representing interest (at rates ranging from
  9.7% to 18.7%)............................................    22,951
                                                              --------
Present value of net minimum lease payments.................   152,949
Less current installment of obligations under capital
  leases....................................................    72,950
                                                              --------
Obligations under capital leases, excluding current
  installments..............................................  $ 79,999
                                                              ========

    From March through April 1999, HotJobs entered into three capital lease agreements for an aggregate amount of approximately $457,000 to finance computer equipment. These capital lease commitments are not included in the above lease schedule.

(C) COMMITMENT TO PURCHASE COMMERCIAL AIRTIME

    HotJobs entered into a commitment to purchase 30 seconds of commercial airtime and a "banner" advertisement from Fox Broadcasting Company during the National Football League's Super Bowl on January 31, 1999. The cost of the airtime was $1,360,000. $680,000 was paid in November 1998 and was recorded within prepaid expenses. The remainder was paid in January 1999.

    The Company also committed approximately $590,000 to advertising firms and production companies for development of the commercial. This amount was paid in various installments through January 1999.

    Between July 1, 1999 and September 30, 1999, HotJobs incurred $5,092,099 in advertising expenses. Also, as of October 1, 1999, HotJobs has commitments of approximately $5.8 million for various advertising campaigns through June 2000. These commitments include broadcasting, print, online and outdoor advertising. These commitments expire over various time periods.

(15) SUBSEQUENT EVENT--UNAUDITED

    On September 16, 1999, HotJobs entered into a Loan and Security Agreement with Silicon Valley Bank. The agreement consists of a $4,000,000 revolving line of credit and a $1,000,000 equipment line of credit. The revolving line of credit has a term of one year and bears interest at an annual rate of the bank's prime rate plus 75 basis points. Interest on the revolving line of credit is payable monthly and any principal outstanding is payable at the end of the term. The equipment line of credit has a term of 42 months and bears interest at an annual rate of the bank's prime rate plus 100 basis points. HotJobs may borrow under this equipment line of credit during the first six months of the term. Interest on the equipment line of credit is payable monthly and the principal is payable over 36 months commencing on April 1, 2000.

                          INSIDE BACK COVER - ARTWORK

A circle segmented into sections. Each section includes the name of one of our products: the www.hotjobs.com employment exchange, Softshoe software and WorkWorld job fairs.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                          PAGE
                                        --------

Prospectus Summary....................       1

Risk Factors..........................       6

Forward-Looking Statements............      19

Market Data...........................      19

Use of Proceeds.......................      20

Price Range of Common Stock...........      20

Dividend Policy.......................      20

Capitalization........................      21

Dilution..............................      22

Selected Financial Data...............      23

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      24

Business..............................      36

Management............................      49

Related Party Transactions............      56

Principal Stockholders................      59

Description of Capital Stock..........      61

Shares Eligible for Future Sale.......      66

Underwriting..........................      68

Legal Matters.........................      71

Experts...............................      71

Where You Can Find More Information...      71

Index to Consolidated Financial
  Statements..........................     F-1

[LOGO]

3,000,000 SHARES

COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

ROBERTSON STEPHENS

SG COWEN

THOMAS WEISEL PARTNERS LLC

Prospectus

             , 1999

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC registration fee........................................  $   25,207
NASD filing fee.............................................       9,125
Nasdaq National Market listing fee..........................      17,500
Legal fees and expenses.....................................     250,000*
Accounting fees and expenses................................     100,000*
Printing and engraving......................................     250,000*
Transfer agent fees.........................................      15,000*
Other.......................................................      33,168*
                                                              ----------
      Total.................................................  $  700,000
                                                              ==========

------------------------

*  Estimated Amount to be Paid.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise.

    Our certificate of incorporation provides for indemnification of our directors against, and absolution of, liability to HotJobs.com and its stockholders to the fullest extent permitted by the DGCL. HotJobs.com has purchased directors' and officers' liability insurance covering liabilities that may be incurred by our directors and officers in connection with the performance of their duties.

    The employment agreements we have entered into with Richard S. Johnson, Stephen W. Ellis, Dimitri J. Boylan and George J. Nassef, Jr. provide that such executives will be indemnified by us for all liabilities relating to their status as officers or directors of HotJobs.com, and any actions committed or omitted by the executives, to the maximum extent permitted by law of the State of Delaware.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The Registrant has sold and issued the following securities since February 20, 1997 (inception):

    COMMON STOCK AND PREFERRED STOCK.

    1. In February 1997, the Registrant issued and sold 21,300,000 shares of common stock to purchasers, including officers and directors, for par value.

    2. Effective May 10, 1999, the Registrant issued and sold 1,620,000 shares of Series A Preferred Stock to 18 accredited investors for an aggregate purchase price of $16,200,000.

    OPTIONS. The Registrant from time to time has granted stock options to employees and consultants in reliance upon exemption from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, or
(ii) Rule 701 promulgated under the Securities Act of 1933, as amended. The following table sets forth certain information regarding such grants:

                                                  NUMBER OF       EXERCISE
                                                    SHARES         PRICES
                                                  ----------   --------------
February 20, 1997 (inception) to December 31,
  1997..........................................      --             --
January 1, 1998 to December 31, 1998............   1,236,000   $0.02 - $0.04
January 1, 1999 to June 30, 1999................   3,078,200   $0.05 - $3.38
July 1, 1999 to October 27, 1999................   1,847,000   $8.00 - $34.94

    The above securities were offered and sold by the Registrant in reliance upon exemptions from registration pursuant to either (1) Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving any public offering or (2) Rule 701 promulgated under the Securities Act of 1933, as amended. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
 1.1                    Form of Underwriting Agreement.
 3.1**                  Certificate of Incorporation, as amended.
 3.2**                  Form of Amended and Restated Certificate of Incorporation to
                        be in effect upon the closing of this offering.
 3.3**                  Bylaws.
 3.4**                  Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
 4.1**                  Specimen Common Stock certificate.
 4.2                    Please see Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the certificate of incorporation and bylaws defining the
                        rights of holders of common stock.
 5.1+                   Opinion of Brobeck, Phleger & Harrison LLP.
10.1**                  Series A Convertible Preferred Stock Purchase Agreement,
                        dated as of May 10, 1999, between HotJobs.com and the
                        several purchasers names in Schedule I thereto.
10.2**                  Amended and Restated Stockholders' Agreement, dated as of
                        May 11, 1999.
10.3**                  Employment Agreement, dated as of May 6, 1999, between
                        HotJobs.com and Richard S. Johnson+
10.4**                  Employment Agreement, dated as of May 6, 1999, between
                        HotJobs.com and Dimitri J. Boylan+

NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
10.5**                  Employment Agreement, dated as of May 6, 1999, between
                        HotJobs.com and Stephen W. Ellis.+
10.6**                  HotJobs.com Stock Award Plan+
10.7**                  1999 Stock Option/Stock Issuance Plan+
10.8**                  Employee Stock Purchase Plan+
10.9**                  Lease Agreement, dated as of April 16, 1999, between 24 West
                        40th St. LLC, as landlord, and HotJobs.com, Ltd., as tenant for the 14th and 16th floors.
10.10**                 Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL
                        Agency, Ltd., related to the above lease.
10.11**                 Lease Agreement, dated as of April 16, 1999, between 24 West
                        40th St. LLC, as landlord, and HotJobs.com, Ltd., as tenant for the 10th floor.
10.12**                 Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL
                        Agency, Ltd., related to the above lease.
10.13**                 Office Lease, dated as of February 10, 1999, between 580
                        Market Street Corp., as landlord, and HotJobs.com, Ltd., as tenant.
10.14**                 Line of Credit, dated as of October 3, 1998, granted by The
                        Dime Savings Bank to HotJobs.com, Ltd.
10.15**                 Line of Credit, dated as of October 3, 1999, granted by The
                        Dime Savings Bank to OTEC Consulting, Inc., RBL Agency, Ltd.
                        and OTEC, Inc.
10.16**                 Employment Agreement, dated as of June 18, 1999, between
                        HotJobs.com and George J. Nassef, Jr.+
10.17**                 401(K) Plan.
10.18+                  Lease Agreement, dated as of September 24, 1999, between 360
                        North Michigan Trust, as landlord, and HotJobs.com, Ltd., as tenant.
10.19                   Loan and Security Agreement, dated as of September 16, 1999, between Silicon Valley Bank and HotJobs.com, Ltd.
10.20                   Negative Pledge Agreement, dated as of September 16, 1999, between Silicon Valley Bank and HotJobs.com, Ltd.
21.1*                   Subsidiaries of the Registrant.
23.1+                   Consent of KPMG LLP.
23.2+                   Consent of Brobeck, Phleger & Harrison LLP (included in
                        Exhibit 5.1).
24.1+                   Powers of Attorney.
27.1+                   Financial Data Schedule.

------------------------

* Incorporated by reference to Exhibit 21 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999.

** Incorporated by reference to the Registrant's Registration Statement on Form
    S-1 (File No. 333-80367), as amended.

+  Indicates compensatory plan or arrangement.

+  Previously filed.

    (b) Financial Statement Schedules.

    Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or
    (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 28th day of October, 1999.

                                                       HOTJOBS.COM, LTD.

                                                       By:  /s/ RICHARD S. JOHNSON
                                                            -----------------------------------------
                                                            Name: Richard S. Johnson
                                                            Title: President and Chief Executive
                                                            Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on October 28, 1999.

                      SIGNATURE                                           TITLE(S)
                      ---------                                           --------
               /s/ RICHARD S. JOHNSON                  President, Chief Executive Officer and
     -------------------------------------------         Chairman of the Board of Directors
                 Richard S. Johnson                      (principal executive officer)

                          *                            Chief Financial Officer (principal financial
     -------------------------------------------         and accounting officer) and Director
                  Stephen W. Ellis

                          *                            Chief Operating Officer, Secretary and
     -------------------------------------------         Director
                  Dimitri J. Boylan

                          *                            Director
     -------------------------------------------
                  Philip Guarascio

                          *                            Director
     -------------------------------------------
                   John A. Hawkins

                          *                            Director
     -------------------------------------------
                   John G. Murray

                          *                            Director
     -------------------------------------------
                    Kevin P. Ryan

*                 /s/ RICHARD S. JOHNSON
         ---------------------------------------
                    Richard S. Johnson                 Attorney-in-Fact

                                  SCHEDULE II

                               HOTJOBS.COM, LTD.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                    BALANCE
                                                      AT        PROVISION                  BALANCE AT
                                                   BEGINNING   FOR DOUBTFUL                  END OF
                                                   OF PERIOD     ACCOUNTS     DEDUCTIONS     PERIOD
                                                   ---------   ------------   ----------   ----------
For the period from February 20, 1997 (inception)
  to December 31, 1997
  Allowance for doubtful accounts................   $     0       $     0      $     0       $     0
                                                    =======       =======      =======       =======

For the year ended December 31, 1998
  Allowance for doubtful accounts................   $     0       $85,000      $     0       $85,000
                                                    =======       =======      =======       =======

                               INDEX TO EXHIBITS

NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
 1.1                    Form of Underwriting Agreement.
 3.1**                  Certificate of Incorporation, as amended.
 3.2**                  Form of Amended and Restated Certificate of Incorporation to
                        be in effect upon the closing of this offering.
 3.3**                  Bylaws.
 3.4**                  Form of Amended and Restated Bylaws to be in effect upon the closing of this offering.
 4.1**                  Specimen Common Stock certificate.
 4.2                    Please see Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the certificate of incorporation and bylaws defining the
                        rights of holders of common stock.
 5.1+                   Opinion of Brobeck, Phleger & Harrison LLP.
10.1**                  Series A Convertible Preferred Stock Purchase Agreement,
                        dated as of May 10, 1999, between HotJobs.com and the
                        several purchasers names in Schedule I thereto.
10.2**                  Amended and Restated Stockholders' Agreement, dated as of
                        May 11, 1999.
10.3**                  Employment Agreement, dated as of May 6, 1999, between
                        HotJobs.com and Richard S. Johnson+
10.4**                  Employment Agreement, dated as of May 6, 1999, between
                        HotJobs.com and Dimitri J. Boylan+
10.5**                  Employment Agreement, dated as of May 6, 1999, between
                        HotJobs.com and Stephen W. Ellis.+
10.6**                  HotJobs.com Stock Award Plan+
10.7**                  1999 Stock Option/Stock Issuance Plan+
10.8**                  Employee Stock Purchase Plan+
10.9**                  Lease Agreement, dated as of April 16, 1999, between 24 West
                        40th St. LLC, as landlord, and HotJobs.com, Ltd., as tenant for the 14th and 16th floors.
10.10**                 Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL
                        Agency, Ltd., related to the above lease.
10.11**                 Lease Agreement, dated as of April 16, 1999, between 24 West
                        40th St. LLC, as landlord, and HotJobs.com, Ltd., as tenant for the 10th floor.
10.12**                 Guarantee, made as of April 16, 1999, by OTEC, Inc. and RBL
                        Agency, Ltd., related to the above lease.
10.13**                 Office Lease, dated as of February 10, 1999, between 580
                        Market Street Corp., as landlord, and HotJobs.com, Ltd., as tenant.
10.14**                 Line of Credit, dated as of October 3, 1998, granted by The
                        Dime Savings Bank to HotJobs.com, Ltd.
10.15**                 Line of Credit, dated as of October 3, 1999, granted by The
                        Dime Savings Bank to OTEC Consulting, Inc., RBL Agency, Ltd.
                        and OTEC, Inc.
10.16**                 Employment Agreement, dated as of June 18, 1999, between
                        HotJobs.com and George J. Nassef, Jr.+
10.17**                 401(K) Plan.
10.18+                  Lease Agreement, dated as of September 24, 1999, between 360
                        North Michigan Trust, as landlord, and HotJobs.com, Ltd., as tenant.
10.19                   Loan and Security Agreement, dated September 16, 1999,
                        between Silicon Valley Bank and HotJobs.com, Ltd.
10.20                   Negative Pledge Agreement, dated September 16, 1999, between
                        Silicon Valley Bank and HotJobs.com, Ltd.
21.1*                   Subsidiaries of the Registrant.
23.1+                   Consent of KPMG LLP.
23.2+                   Consent of Brobeck, Phleger & Harrison LLP (included in
                        Exhibit 5.1).
24.1+                   Powers of Attorney
27.1+                   Financial Data Schedule.

--------------------------

* Incorporated by reference to Exhibit 21 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1999.

** Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-80367), as amended.

+  Indicates compensatory plan or arrangement.

+  Previously Filed.